
NTI

Environmentally Beneficial Materials Science


10013619


SEC MAIL PROCESSING
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DEC 07 2010
SECTION

# 2010 Annual Report

## Northern Technologies International Corporation

>Letter to Shareholders
>Mission Statement and Technology Platform Briefs
>Notice of Annual Meeting of Stockholders
>Proxy Statement
>Annual Report on Form 10-K
>Investor Relations Information


ZERUST EXCOR
ZERUST
OIL & GAS


Natur-Tec
POLYMER
ENERGY

# To Our Shareholders:

Fiscal 2010 provided a welcome recovery to the global manufacturing sector in general, as well as to NTIC specifically. Indeed, a number of our international joint ventures reported record sales over the past two quarters. In order to further accelerate a full recovery and to spur future sales growth, we recently made several additions to our core Zerust® industrial portfolio of corrosion inhibiting packaging products which we believe should allow us to acquire new sales opportunities both from our existing customers as well as significant new ones. Furthermore, we have bolstered our global distribution organization for Zerust® Oil and Gas infrastructure corrosion protection as well as Natur-Tec® bioplastics.

Over the past twelve months, we received our first significant commercial orders for our Zerust® FlangeSaver™ products from Petróleo Brasileiro S.A. – "Petrobras" (NYSE: PBR) in Brazil. We expect the sales volume for these products to increase significantly in Brazil, if as we expect Petrobras mandates expanded FlangeSaver™ implementation on their infrastructure. Similarly, we received the official technical approval for FlangeSaver™ products from Petróleos Mexicanos "PEMEX" in Mexico, and anticipate initial commercial orders from this new customer by Fiscal 2011 year end. We have also commenced extensive technical field trials in the United States with some of the largest off-shore rig operators in the world, as well as at both Russian and Singaporean client sites.

Natur-Tec® sales in the United States grew at a slower than anticipated rate during Fiscal 2010. We believe this was due, in part, to the global financial crisis slowing or stopping the "Environmental Sustainability" initiatives of many large commercial entities. We also continue to see the need for significant, time-consuming education in order to reduce market confusion between NTIC's Natur-Tec® internationally certified line of fully bio-degradable/compostable bio-plastic products and conventional petroleum-based plastics that may have some bio-based content, but are not at all biodegradable. Nevertheless, during the course of Fiscal 2010, we managed to strengthen our industrial distribution base along the entire U.S. West Coast, and have added a number of global Fortune 500 entities to our Natur-Tec® user roster.

We are quite pleased with the progress NTIC achieved during Fiscal 2010 despite the global financial crisis. We are also pleased that Craig-Hallum as well as Hudson Securities have initiated coverage of our stock. On November 23, 2010, NTIC conducted its first ever investor conference call to announce our Fiscal 2010 financial results including earnings of $0.61 per share, which is a dramatic turnaround from the loss of $0.89 per share in Fiscal 2009.

Overall, as we enter Fiscal 2011, the NTIC management team is pleasantly optimistic that the next twelve months will allow the Company to strengthen its market position and position us for solid future growth.

Sincerely,



G. Patrick Lynch
*President and Chief Executive Officer*



## Our Mission:

Our business model of commercializing clean and green technologies depends heavily on the talents, perseverance and integrity of both our employees and our worldwide federation of joint venture partners. We believe that our responsibilities are first to our worldwide customers, then to our people, next to our communities and finally to our shareholders. Therefore we must:

- *Exercise honor, humanity and disciplined management in our actions.*
- *See a unified world through the global perspectives of our people.*
- *Ensure that the environment becomes a better place because of what we do.*
- *Invest continuously in our future.*

## Our Environment:

It is our mission at NTIC to use our advanced technologies to care for the world we live in, give back to society and strive to set an example for environmental leadership and responsibility.

At NTIC, we believe that there are no responsible alternatives to doing business other than through environmental sustainability. We also believe that environmental responsibility and corporate business will increasingly work together to grow both sustainability and the bottom line.

We encourage our employees, joint venture partners, distributors, affiliates and suppliers to carry out our environmental commitments at the individual level through:

- *Daily environmentally responsible business practices.*
- *Advanced R&D processes that promote the use of environmentally responsible raw materials, components and other biobased inputs.*
- *Education and programs to raise awareness about our technologies and how they can help solve current environmental challenges.*
- *Each NTIC employee is expected to practice an individual commitment to sustainability and environmental responsibility in the workplace.*

Through our individual commitments to lessen our environmental footprint and our advanced technologies which allow others to practice sustainability, we have the power to benefit ourselves as individuals, our federation of NTIC joint ventures and our environment for many generations to come.

## Our Technology Platforms:


ZERUST EXCOR

Zerust®/EXCOR® business unit manufactures and markets corrosion inhibiting technologies that provide customers with advanced corrosion solutions for rust issues across their production facilities and supply chains. The technology uses proprietary, non-toxic, chemical systems to create invisible molecular corrosion shields on metal surfaces. The Zerust®/EXCOR® teams support clients globally in a broad range of industries including automotive, electrical, electronic, medical, machine fabrications, steel production, military and marine. Zerust®/EXCOR® products and services allow customers to achieve substantial cost savings as well as reduce negative environmental impact caused by traditional corrosion prevention methods.


ZERUST®
OIL & GAS

Zerust® Oil and Gas business unit provides advanced corrosion control technologies and services to the petrochemical industry. Zerust® Oil and Gas products and services utilize Zerust® proprietary corrosion inhibitors in combination with advanced cathodic protection systems to dramatically enhance corrosion protection of capital assets, such as above ground storage tanks, various pieces of process equipment, buried and submerged pipelines, mothballed large capital equipment, pipeline flanges, valves, and welded joints. Zerust® Oil & Gas technologies are successfully implemented in refineries, offshore oil rigs, tank farms and retail gas stations in several countries.


Natur-Tec®

Natur-Tec® business unit engineers and manufactures biobased and biodegradable plastics intended to replace conventional, petroleum-based plastics. Natur-Tec® has a broad bioplastics portfolio which spans flexible film, foam, rigid injection molded materials and engineered plastics. These applications allow for the production of 100% certified biodegradable and compostable finished products, such as bags, food service products, and product packaging. Natur-Tec® products are renewable resource-based and do not contain conventional plastic materials. Natur-Tec® products provide sustainable alternatives to conventional plastics and enable industry and consumers to move closer to a carbon neutral footprint.


POLYMER
ENERGY

Polymer Energy® business unit offers a viable, economical and environmentally responsible alternative to current methods of recycling and disposal of plastic waste. The system uses catalytic pyrolysis to efficiently convert plastic waste back into energy, specifically hydrocarbons or crude oil. The Polymer Energy™ system is designed to be odorless, noise-free and release zero emissions. The system brings measurable economic benefits by allowing for the reuse or sale of the final product, both for industrial and energy production purposes. Polymer Energy® has won several industry awards, including the 2006 European Environmental Press Award for innovative waste management solutions.


NTI

**NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION**

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

**January 20, 2011**

The Annual Meeting of Stockholders of Northern Technologies International Corporation, a Delaware corporation, will be held at NTIC's corporate executive offices located at 4201 Woodland Road, Circle Pines, Minnesota 55014, beginning at 4:00 p.m., Central time, on Thursday, January 20, 2011, for the following purposes:

1. To elect seven persons to serve as directors until our next annual meeting of stockholders or until their respective successors are elected and qualified.

2. To consider a proposal to approve the Northern Technologies International Corporation Amended and Restated 2007 Stock Incentive Plan.

3. To ratify the selection of Baker Tilly Virchow Krause, LLP as our independent registered public accounting firm for the fiscal year ending August 31, 2011.

4. To transact such other business as may properly come before the meeting or any adjournment of the meeting.

Only stockholders of record at the close of business on November 23, 2010 will be entitled to notice of, and to vote at, the meeting and any adjournments thereof. A stockholder list will be available at our corporate offices beginning January 10, 2011 during normal business hours for examination by any stockholder registered on NTIC's stock ledger as of the record date, November 23, 2010, for any purpose germane to the annual meeting.

We are pleased to continue to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual meeting.

By Order of the Board of Directors,

Matthew Wolsfeld
*Corporate Secretary*

December 6, 2010
Circle Pines, Minnesota

**Important: Whether or not you expect to attend the meeting in person, please vote by the Internet or telephone, or request a paper proxy card to sign, date and return by mail so that your shares may be voted. A prompt response is helpful and your cooperation is appreciated.**

## TABLE OF CONTENTS


NTI

**4201 Woodland Road, Circle Pines, Minnesota 55014**

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**PROXY STATEMENT FOR**
**ANNUAL MEETING OF STOCKHOLDERS**
**January 20, 2011**

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The Board of Directors of Northern Technologies International Corporation is soliciting your proxy for use at the 2011 Annual Meeting of Stockholders to be held on Thursday, January 20, 2011. The Board of Directors expects to make available to our stockholders beginning on or about December 6, 2010 the Notice of Annual Meeting of Stockholders, this proxy statement and a form of proxy on the Internet or has sent these materials to stockholders of NTIC upon their request.

## IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

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Our proxy statement and annual report to stockholders, which includes our annual report on Form 10-K, are available at www.proxyvote.com. Pursuant to rules adopted by the Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials to certain of our stockholders of record and beneficial owners (excluding those stockholders of record and beneficial owners who previously have requested that they receive electronic or paper copies of our proxy materials). All stockholders have the ability to access our proxy materials on the website referred to in the Notice Regarding the Availability of Proxy Materials or request to receive a printed set of our proxy materials. Instructions on how to access our proxy materials over the Internet or to request a printed copy may be found in the Notice Regarding the Availability of Proxy Materials. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. We believe that this process expedites your receipt of our proxy materials, lowers the costs of our Annual Meeting and reduces the environmental impact of our meeting.

## GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

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### Date, Time, Place and Purposes of Meeting

The Annual Meeting of Stockholders of Northern Technologies International Corporation (sometimes referred to as "NTIC," "we," "our" or "us" in this proxy statement) will be held on Thursday, January 20, 2011, at 4:00 p.m., Central time, at the principal executive offices of Northern Technologies International Corporation located at 4201 Woodland Road, Circle Pines, Minnesota 55014, for the purposes set forth in the Notice of Annual Meeting of Stockholders.

**Who Can Vote**

Stockholders of record at the close of business on November 23, 2010 will be entitled to notice of and to vote at the meeting or any adjournment of the meeting. As of that date, there were 4,336,935 shares of our common stock outstanding. Each share of our common stock is entitled to one vote on each matter to be voted on at the Annual Meeting. Stockholders are not entitled to cumulate voting rights.

**How You Can Vote**

Your vote is important. Whether you hold shares directly as a stockholder of record or beneficially in "street name" (through a broker, bank or other nominee), you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank or other nominee.

If you are a stockholder whose shares are registered in your name, you may vote your shares in person at the meeting or by one of the three following methods:

- **Vote by Internet**, by going to the website address http://www.proxyvote.com and following the instructions for Internet voting shown on the Notice of Internet Availability of Proxy Materials or on your proxy card.

- **Vote by Telephone**, by dialing 1-800-690-6903 and following the instructions for telephone voting shown on the Notice of Internet Availability of Proxy Materials or on your proxy card.

- **Vote by Proxy Card**, by completing, signing, dating and mailing the enclosed proxy card in the envelope provided if you received a paper copy of these proxy materials.

If you vote by Internet or telephone, please do not mail your proxy card.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction form with this proxy statement or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephone.

The deadline for voting by telephone or by using the Internet is 11:59 p.m., Eastern Standard Time (10:59 p.m., Central Standard Time), on the day before the date of the Annual Meeting or any adjournments thereof. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on your options for voting.

If you return your signed proxy card or use Internet or telephone voting before the Annual Meeting, the named proxies will vote your shares as you direct. You have three choices on each matter to be voted on.

For the election of directors, you may:

- Vote **FOR** the seven nominees for director,

- **WITHHOLD** your vote from the seven nominees for director or

- **WITHHOLD** your vote from one or more of the seven nominees for director.

For each of the other proposals, you may:

- Vote **FOR** the proposal,
- Vote **AGAINST** the proposal or
- **ABSTAIN** from voting on the proposal.

If you send in your proxy card or use Internet or telephone voting, but do not specify how you want to vote your shares, the proxies will vote your shares **FOR** all seven of the nominees for director and **FOR** all of the other proposals set forth in the Notice of Annual Meeting of Stockholders.

**How Does the Board Recommend that You Vote**

**The Board of Directors unanimously recommends that you vote FOR all seven of the nominees for director and FOR the approval of all of the other proposals set forth in the Notice of Annual Meeting of Stockholders.**

**How You May Change Your Vote or Revoke Your Proxy**

If you are a stockholder whose shares are registered in your name, you may revoke your proxy at any time before it is voted by one of the following methods:

- Submitting another proper proxy with a more recent date than that of the proxy first given by following the Internet or telephone voting instructions or completing, signing, dating and returning a proxy card to us.
- Sending written notice of your revocation to our Corporate Secretary.
- Attending the Annual Meeting and voting by ballot.

**Quorum Requirement**

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority (2,168,468 shares) of the outstanding shares of our common stock as of the record date will constitute a quorum for the transaction of business at the Annual Meeting. In general, shares of our common stock represented by proxies marked "For," "Against," "Abstain" or "Withheld" are counted in determining whether a quorum is present. In addition, a "broker non-vote" is counted in determining whether a quorum is present. A "broker non-vote" is a proxy returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer, and the broker has no discretionary authority to vote on behalf of such customer on such matter.

**Vote Required**

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, the election of the seven nominees for director requires the affirmative vote of a plurality of the shares of common stock present in person or by proxy and entitled to vote. This means that a director nominee with the most votes for a particular slot is elected for that slot. Only votes "For" and "Withheld" affect the outcome.

The approval of each of the other proposals described in this proxy statement requires the affirmative vote of the holders of a majority of the shares of our common stock present in person or by proxy and entitled to vote at the Annual Meeting. In addition, under the Listing Rules of the NASDAQ Stock Market, the approval of the Northern Technologies International Corporation Amended and Restated 2007 Stock Incentive Plan (Proposal Two) requires the affirmative vote of a majority of the total votes cast on the proposal.

If your shares are held in "street name" and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares on certain "routine" matters. The election of directors (Proposal One) and the approval of the Northern Technologies International Corporation Amended and Restated 2007 Stock Incentive Plan (Proposal Two) are not "routine" matters; whereas, the ratification of the selection of our independent registered public accounting firm (Proposal Three) is a "routine" matter. Accordingly, if you do not direct your broker how to vote for a director in Proposal One or how to vote for Proposal Two, your broker may not exercise discretion and may not vote your shares. For purposes of Proposal One and Proposal Two, broker non-votes are considered to be shares represented by proxy at the meeting but are not considered to be shares "entitled to vote" or "votes cast" at the meeting. As such, a broker non-vote will not be counted as a vote "For" or "Withheld" with respect to a director in Proposal One or a vote "For" or "Against" Proposal Two and, therefore, will have no effect on the outcome of the vote on either such proposal. Proxies marked "Abstain" will be counted in determining the total number of shares "entitled to vote" and "votes cast" on each of the proposals and will have the effect of a vote "Against" a proposal.

**Procedures at the Annual Meeting**

The presiding officer at the Annual Meeting will determine how business at the meeting will be conducted. Only matters brought before the Annual Meeting in accordance with our Bylaws will be considered.

Only a natural person present at the Annual Meeting who is either one of our stockholders, or is acting on behalf of one of our stockholders, may make a motion or second a motion. A person acting on behalf of a stockholder must present a written statement executed by the stockholder or the duly authorized representative of the stockholder on whose behalf the person purports to act.

## SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of November 23, 2010 for:

- each person known by us to beneficially own more than five percent of the outstanding shares of our common stock,
- each of our directors,
- each of the executive officers named in the Summary Compensation Table on page 28 under the heading "Executive Compensation" and
- all of our current directors and executive officers as a group.

Shares are deemed to be "beneficially owned" by a person if such person, directly or indirectly, has sole or shared power to vote or to direct the voting of such shares or sole or shared power to dispose or direct the disposition of such shares. Except as otherwise indicated, we believe that each of the beneficial owners of our common stock listed below, based on information provided by these owners, has sole dispositive and voting power with respect to its shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

| Name | Shares Subject to Options Immediately Exercisable or Exercisable Within 60 Days | Total Number of Shares of Common Stock Beneficially Owned[1] | Percent of Total Voting Power |
|---|---|---|---|
| **Stockholders Owning 5% or More:** | | | |
| Inter Alia Holding Company[2] .......... | 0 | 621,668 | 14.3% |
| Perritt Capital Management, Inc.[3] ... | 0 | 215,300 | 5.0% |
| **Directors and Named Executive Officers:** | | | |
| Pierre Chenu .................................... | 9,999 | 15,999 | * |
| Tilman B. Frank, M.D. ...................... | 4,665 | 4,665 | * |
| Soo-Keong Koh ................................ | 4,665 | 4,665 | * |
| Sunggyu Lee, Ph.D. .......................... | 7,998 | 7,998 | * |
| G. Patrick Lynch[4] ........................... | 7,540 | 658,328 | 15.2% |
| Ramani Narayan, Ph.D. ..................... | 7,998 | 11,498 | * |
| Richard J. Nigon ............................... | 0 | 2,000 | * |
| Mark J. Stone[5] ................................ | 7,998 | 19,998 | * |
| Matthew C. Wolsfeld ........................ | 15,950 | 58,343 | 1.3% |
| Directors and executive officers as a group (nine persons)[6] ...................... | 66,813 | 783,494 | 17.8% |

* Represents beneficial ownership of less than one percent of our common stock.

(1) Includes shares held by the following persons in securities brokerage accounts, which in certain circumstances under the terms of the standard br5okerage account form may involve a pledge of such shares as collateral: Inter Alia (621,668 shares); Mr. Lynch (658,328 shares); Mr. Nigon (2,000 shares); Mr. Stone (10,000 shares); and Mr. Wolsfeld (42,393 shares).

(2) According to a Schedule 13D/A filed with the SEC on September 1, 2010, Inter Alia Holding Company is an entity of which G. Patrick Lynch, our President and Chief Executive Officer, is a 25% stockholder. G. Patrick Lynch shares equal voting and dispositive power over such shares with three other members of his family. Of

the NTIC shares indicated as held by Inter Alia Holding Company, 73,160 of such shares were pledged to a bank as collateral for a loan. Inter Alia Holding Company's address is 23205 Mercantile Road, Beachwood, Ohio 44122.

(3) According to a Schedule 13G filed with the SEC on January 21, 2010, Perritt Capital Management, Inc. is the investment adviser to Perritt MicroCap Opportunities Fund, Inc. and its sole series, Perritt MicroCap Opportunities Fund, and to Perritt Funds, Inc. and its sole series, Perritt Emerging Opportunities Fund. According to the Schedule 13G, Perritt Capital Management, Inc. shares voting and dispositive power over 215,300 shares, Perritt MicroCap Opportunities Fund, Inc. shares voting and dispositive power over 125,300 shares and Perritt Funds, Inc. shares voting and dispositive power over 90,000 shares. The principal business officer of these entities is 300 South Wacker Drive, Suite 2880, Chicago, Illinois 60606.

(4) Includes 621,668 shares held by Inter Alia Holding Company. See note (2) above. Mr. Lynch's address is 4201 Woodland Road, Circle Pines, Minnesota 55014.

(5) Includes 12,000 shares held jointly with Mr. Stone's spouse.

(6) The amount beneficially owned by all current directors and executive officers as a group includes 621,668 shares held of record by Inter Alia Holding Company and 12,000 shares held jointly with spouses. See notes (2) and (5) above.

## PROPOSAL ONE – ELECTION OF DIRECTORS

### Number of Directors

Our Bylaws provide that the Board of Directors will consist of at least one member or such other number as may be determined by the Board of Directors from time to time or by the stockholders at an annual meeting. The Board of Directors has fixed the number of directors at seven commencing on the date of the 2011 Annual Meeting of Stockholders.

### Nominees for Director

The Board of Directors has nominated the following seven individuals to serve as our directors until the next annual meeting of stockholders or until their successors are elected and qualified. All of the nominees named below are current members of the Board of Directors.

- Pierre Chenu
- Soo-Keong Koh
- Sunggyu Lee, Ph.D.
- G. Patrick Lynch
- Ramani Narayan, Ph.D.
- Richard J. Nigon
- Mark J. Stone

Proxies can only be voted for the number of persons named as nominees in this proxy statement, which is seven.

Tilman B. Frank, M.D., a current member of the Board of Directors, is not standing for re-election at the 2011 Annual Meeting of Stockholders. The Board of Directors thanks Dr. Frank for his service as a member of the Board of Directors.

### Board Recommendation

The Board of Directors unanimously recommends a vote **FOR** the election of all of the seven nominees named above.

If prior to the Annual Meeting, the Board of Directors should learn that any nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for this nominee will be voted for a substitute nominee as selected by the Board. Alternatively, the proxies, at the Board's discretion, may be voted for that fewer number of nominees as results from the inability of any nominee to serve. The Board of Directors has no reason to believe that any of the nominees will be unable to serve.

### Information About Current Directors and Board Nominees

The following table sets forth as of December 1, 2010 the name, age and principal occupation of each current director and each individual who has been nominated by the Board of Directors to serve as a director of our company, as well as how long each individual has served as a director of NTIC.

| Name | Age | Principal Occupation | Director Since |
|---|---|---|---|
| Pierre Chenu(1)(2) | 72 | Chairman of the Board of NTIC | 2003 |
| Tilman B. Frank, M.D.(2) | 44 | Partner and Chief Executive Officer of Capitalent GmbH | 2008 |
| Soo-Keong Koh(1)(3) | 59 | Managing Director of EcoSave Pte Ltd. | 2008 |

| Name | Age | Principal Occupation | Director Since |
|---|---|---|---|
| Sunggyu Lee, Ph.D. | 58 | Russ Ohio Research Scholar in Syngas Utilization and Professor of Chemical and Biomolecular Engineering at Ohio University | 2004 |
| G. Patrick Lynch | 43 | President and Chief Executive Officer of NTIC | 2004 |
| Ramani Narayan, Ph.D. | 61 | Distinguished Professor in the Department of Chemical Engineering & Materials Science at Michigan State University | 2004 |
| Richard J. Nigon(1)(2) | 62 | Senior Vice President of Cedar Point Capital, Inc. | 2010 |
| Mark J. Stone(1)(3) | 51 | President of Petrus International, Inc. | 2001 |

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee

**Additional Information About Current Directors and Board Nominees**

The following paragraphs provide information about each nominee and each director not standing for election, including all positions he holds, his principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he currently serves as a director or has served as a director during the past five years. We believe that all of our director nominees and directors display personal and professional integrity; satisfactory levels of education and/or business experience; broad-based business acumen; an appropriate level of understanding of our business and its industry and other industries relevant to our business; the ability and willingness to devote adequate time to the work of the Board of Directors and its committees; a fit of skills and personality with those of our other directors that helps build a board that is effective, collegial and responsive to the needs of our company; strategic thinking and a willingness to share ideas; a diversity of experiences, expertise and background; and the ability to represent the interests of all of our stockholders. The information presented below regarding each nominee or director also sets forth specific experience, qualifications, attributes and skills that led the Board of Directors to the conclusion that such individual should serve as a director in light of our business and structure.

*Pierre Chenu* has been a director of NTIC since 2003 and Non-Executive Chairman of the Board since July 2005. Mr. Chenu is currently retired. Prior to his retirement, Mr. Chenu served as Vice President, Worldwide Operations, Flat Glass Activities within the Asahi-Glaverbel Glass Group, a position he had served for five years. Prior to that, Mr. Chenu was a member of the Executive Committee of Glaverbel S.A., with various operating responsibilities in France, Spain, Italy, Russia, Germany, China and the United States. Before joining Glaverbel, Mr. Chenu worked for U.S. Steel in steel production in Pittsburgh, Pennsylvania and for Corning Inc. where he held various staff, line and executive positions in the United States, France and the United Kingdom. Mr. Chenu holds a Master's Degree in Engineering, with a specialty in metallurgy, from the University of Liege (Belgium) and a M.B.A. from Harvard University. Mr. Chenu is a citizen of Belgium. We believe Mr. Chenu's qualifications to sit on the Board of Directors include his significant executive and operational experiences both in the United States and internationally prior to his retirement, including his positions with Asahi-Glaverbel Glass Group, U.S. Steel and Corning Inc. The Board of Directors believes such operational experience is critical to NTIC's management in operating NTIC's business and its various international joint ventures.

*Tilman B. Frank, M.D.* has been a director of NTIC since May 2008. Dr. Frank is not standing for re-election at the 2011 Annual Meeting of Stockholders. Dr. Frank is Partner and Chief Executive Officer of Capitalent GmbH, a personnel consulting firm, a position he has held since January 2009. Dr. Frank served as Chief Executive Officer of Societät für Unternehmensplanung (S·U·P) GmbH, a personnel consulting company, where he served in such position from July 2007 to December 2008. From June 2001 to July 2007, Dr. Frank served as Managing Director of S·U·P. Prior to joining S·U·P, Dr. Frank served as Senior Vice President of Marketing and Sales of vamedis* AG, a German-based e-procurement solutions provider, from October 2001 to May 2001. Dr. Frank holds a Medical Doctor degree from the University of Frankfurt. We believe Dr. Frank's qualifications to sit on the Board of Directors include his significant business acumen, specifically executive experience with companies located in Germany, which is where one of NTIC's more significant joint ventures is located.

*Soo-Keong Koh* has been a director of NTIC since May 2008. Mr. Koh is the Managing Director of Ecosave Pte Ltd., a company whose business is focused on environmental biotech and energy conservation technologies, a position he has held since April 2007. From January 1986 to April 2007, Mr. Koh served as Chief Executive Officer and President of Toll Asia Pte Ltd formerly SembCorp Logistics Ltd (SembLog), a Singapore public listed company, which was acquired by Toll in May 2006. Mr. Koh has over 20 years of experience in the logistics industry. Mr. Koh holds a Bachelor of Engineering, a Master of Business Administration and a Postgraduate Diploma in Business Law from the University of Singapore (now known as the National University of Singapore). We believe Mr. Koh's qualifications to sit on the Board of Directors include his experience on other public company boards of directors and his significant executive experience with companies including those focused on environmental awareness, which has become a focus of NTIC during the past several years, especially in light of NTIC's Natur-Tec™ bioplastics business. Additionally, Mr. Koh has specific executive experience with companies located in Asia, which is where several of NTIC's more significant joint ventures are located.

*Sunggyu Lee, Ph.D.* was elected a director of NTIC in January 2004. Dr. Lee is Russ Ohio Research Scholar in Syngas Utilization and Professor of Chemical and Biomolecular Engineering, Ohio University, Athens, Ohio. Previously, he held positions of Professor of Chemical and Biologic Engineering, Missouri University of Science and Technology, Rolla, Missouri from 2005 to 2010, C.W. LaPierre Professor and Chairman of Chemical Engineering at University of Missouri-Columbia from 1997 to 2005, and Robert Iredell Professor and Head of Chemical Engineering Department at the University of Akron, Akron, Ohio from 1988 to1996. He has authored seven books and over 480 archival publications and received 29 U.S. patents in a variety of chemical and polymer processes and products. He is currently serving as Editor of Encyclopedia of Chemical Processing, Taylor & Francis, New York, NY and also as Book Series Editor of Green Chemistry and Chemical Engineering, CRC Press, Boca Raton, FL. Throughout his career, he has served as consultant and technical advisor to a number of national and international companies in the fields of polymers, petrochemicals and energy. He received his Ph.D. from Case Western Reserve University, Cleveland, Ohio in 1980. We believe Dr. Lee's qualifications to sit on the Board of Directors include his significant technical and industrial expertise with chemical and polymer processes and products.

*G. Patrick Lynch*, an employee of NTIC since 1995, has been President since July 2005 and Chief Executive Officer since January 2006 and was appointed a director of NTIC in February 2004. Mr. Lynch served as President of North American Operations of NTIC from May 2004 to July 2005. Prior to May 2004, Mr. Lynch held various positions with NTIC, including Vice President of Strategic Planning, Corporate Secretary and Project Manager. Mr. Lynch is also an officer and director of Inter Alia Holding Company, which is a significant stockholder of NTIC. Prior to joining NTIC, Mr. Lynch held positions in sales management for Fuji Electric Co., Ltd. in Tokyo, Japan, and programming project management for BMW AG in Munich, Germany. Mr. Lynch received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan. We believe Mr. Lynch's qualifications to sit on the Board of Directors include his depth of knowledge of our company and its day-to-day operations in light of his position as chief executive officer of NTIC, as well as his affiliation with a significant stockholder of NTIC, which the Board of Directors believes generally helps align management's interests with those of our stockholders.

*Ramani Narayan, Ph.D.* has been a director of NTIC since November 2004. He is a Distinguished Professor at Michigan State University in the Department of Chemical Engineering & Materials Science, where he has 105 refereed publications in leading journals to his credit, 18 patents, edited three books and one expert dossier in the area of bio-based polymeric materials. His research encompasses design & engineering of sustainable, biobased products, biodegradable plastics and polymers, biofiber reinforced composites, reactive extrusion polymerization and processing, studies in plastic end-of-life options like biodegradation and composting. He conducts carbon footprint calculations for plastics and products. He also performs LCA (Life Cycle Assessment) for reporting a product's environmental footprint. He serves as Scientific Chair and board member of the Biodegradable Products Institute (BPI), North America. He serves on the Technical Advisory Board of Tate & Lyle. He served on the Board of Directors of ASTM International, an international standards setting organization and currently chairs the committee on Environmentally Degradable Plastics and Biobased Products (D20.96) and the Plastics Terminology Committee D20.92. He is also the technical expert for the USA on ISO (International Standards Organization) TC 61 on Plastics – specifically for Terminology, and Biodegradable Plastics. He has won numerous awards, including the Named MSU University Distinguished Professor in 2007; the Governors University Award for commercialization excellence; Michigan State University Distinguished Faculty Award, 2006, 2005 Withrow Distinguished Scholar award, Fulbright Distinguished Lectureship Chair in Science & Technology Management & Commercialization (University of Lisbon; Portugal); First recipient of the William N. Findley Award, The James Hammer Memorial Lifetime Achievement Award, and Research and Commercialization Award sponsored by ICI Americas, Inc. & the National Corn Growers Association. We believe Dr. Narayan's qualifications to sit on the Board of Directors include his significant technical expertise in the bioplastics area which has been helpful to NTIC's management in assessing and operating NTIC's Natur-Tec™ bioplastics business.

*Richard J. Nigon* has been a director of NTIC since February 2010. Mr. Nigon is the Senior Vice President of Cedar Point Capital, Inc., a private company that raises capital for early stage companies. From February 2001 until May 2007, Mr. Nigon was a Director of Equity Corporate Finance for Miller Johnson Steichen Kinnard ("MJSK"), a privately held investment firm. In December 2006, MJSK was acquired by Stifel Nicolaus and Mr. Nigon was a Managing Director of Private Placements at Stifel Nicolaus. From February 2000 to February 2001, Mr. Nigon served as the Chief Financial Officer of Dantis, Inc., a web hosting company. Prior to joining Dantis, Mr. Nigon was employed by Ernst & Young, LLP from 1970 to 2000, where he served as a partner from 1981 to 2000. While at Ernst & Young, Mr. Nigon served as the Director of Ernst & Young's Twin Cities Entrepreneurial Services Group and was the coordinating partner on several publicly-traded companies in the consumer retailing and manufacturing sectors. In addition to NTIC, Mr. Nigon currently serves on the board of directors of Vascular Solutions, Inc. and a number of privately-held companies and previously served on the board of directors of Virtual Radiologics, Inc. We believe Mr. Nigon's qualifications to sit on the Board of Directors include his significant financial and accounting expertise, which the Board of Directors believes is critical to its oversight responsibilities, his experience on other public company boards of directors and his experience with several investment firms that have invested in early stage companies, which the Board of Directors believes is helpful in assessing and operating NTIC's newer businesses.

*Mark J. Stone* has been a director of NTIC since 2001. Mr. Stone has been President of Petrus International, Inc., an international consulting firm, since 1992. Mr. Stone has advised a variety of Japanese and other multi-national corporations in areas including project finance and international investment strategy. Mr. Stone is also President of MM Management, LLC, an entity that manages Chef Masaharu Morimoto's business interests. Mr. Stone was a director of Aqua Design, Inc., an international water desalination company, from 1988 to 1996. Mr. Stone was Director, Marketing & Business

Development of Toray Marketing & Sales (America) Inc. from 1986 to 1992. From 1980 to 1986, Mr. Stone was employed by Mitsui & Co. (U.S.A.), Inc. where he founded and was Treasurer of Hydro Management Resources, a Mitsui subsidiary, which finances, owns and operates water treatment projects. Mr. Stone holds an A.B. from Harvard University. We believe Mr. Stone's qualifications to sit on the Board of Directors include his financial and accounting expertise, which the Board of Directors believes is critical to its oversight responsibilities, and his significant experience working with other international companies, which the Board of Directors believes is helpful in managing NTIC's international operations and joint ventures.

# CORPORATE GOVERNANCE

## Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines. A copy of these Corporate Governance Guidelines can be found on the "Investor Relations—Board of Directors—Corporate Governance" section of our corporate website *www.ntic.com*. Among the topics addressed in our Corporate Governance Guidelines are:

- Board size, composition and qualifications;
- Selection of directors;
- Board leadership;
- Board committees;
- Board and committee meetings;
- Executive sessions of outside directors;
- Meeting attendance by directors and non-directors;
- Appropriate information and access;
- Ability to retain advisors;
- Conflicts of interest;
- Board interaction with corporate constituencies;
- Change of principal occupation and board memberships;
- Retirement and term limits;
- Board compensation;
- Stock ownership by directors and executive officers;
- Loans to directors and executive officers;
- CEO evaluation;
- Board and committee evaluation;
- Director continuing education;
- Succession planning; and
- Communications with directors.

## Board Leadership Structure

Under our Corporate Governance Guidelines, the office of Chairman of the Board and Chief Executive Officer may or may not be held by one person. The Board of Directors believes it is best not to have a fixed policy on this issue and that it should be free to make this determination based on what it believes is best under the circumstances. However, the Board of Directors strongly endorses the concept of an independent director being in a position of leadership. Under our Corporate Governance Guidelines, if at any time the Chief Executive Officer and Chairman of the Board positions are held by the same person, the Board of Directors will elect an independent director as a lead independent director.

G. Patrick Lynch currently serves as our President and Chief Executive Officer and Pierre Chenu serves as our non-executive Chairman of the Board. Because the Chief Executive Officer and Chairman of the Board positions currently are not held by the same person, we do not have a lead independent director. We currently believe this leadership structure is in the best interests of our company and our stockholders and strikes the appropriate balance between the Chief Executive Officer's responsibility for the strategic direction, day-to-day-leadership and performance of our company and the Chairman's responsibility to provide oversight of our company's corporate governance and guidance to our chief executive officer and to set the agenda for and preside over Board of Directors meetings.

Immediately prior to all regular Board of Directors meetings, our independent directors meet in executive session with no company management or non-independent directors present during a portion of the meeting. After each such executive session, our Chairman of the Board provides our Chief Executive Officer with any actionable feedback from our independent directors.

**Director Independence**

The Board of Directors has affirmatively determined that five of NTIC's current eight directors are "independent directors" under the Listing Rules of the NASDAQ Stock Market: Pierre Chenu, Tilman B. Frank, M.D., Soo-Keong Koh, Richard J. Nigon and Mark J. Stone.

In making these affirmative determinations that such individuals are "independent directors," the Board of Directors reviewed and discussed information provided by the directors and by NTIC with regard to each director's business and personal activities as they may relate to NTIC and NTIC's management.

**Board Meetings and Attendance**

The Board of Directors met four times during the fiscal year ended August 31, 2010. Each of the directors attended at least 75 percent of the aggregate of the total number of meetings of the Board and the total number of meetings held by all Board committees on which he served.

**Board Committees**

The Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. The Board of Directors may from time to time establish other committees to facilitate the management of our company and may change the composition and responsibilities of our existing committees. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee operates under a written charter adopted by the Board of Directors, which can be found on the "Investor Relations—Board of Directors—Corporate Governance" section of our corporate website *www.ntic.com.*

The following table summarizes the current membership of each of our three Board committees.

| Director | Audit | Compensation | Nominating and Corporate Governance |
|---|---|---|---|
| Pierre Chenu | √ | √ | — |
| Tilman B. Frank, Ph.D. | — | √ | √ |
| Soo-Keong Koh | √ | — | Chair |
| Sunggyu Lee, Ph.D. | — | — | — |
| G. Patrick Lynch | — | — | — |
| Ramani Narayan, Ph.D. | — | — | — |
| Richard J. Nigon | Chair | Chair | — |
| Mark J. Stone | √ | — | √ |

## Audit Committee

*Responsibilities.* The Audit Committee provides assistance to the Board of Directors in fulfilling its responsibilities for oversight, for quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of our financial statements, and the legal compliance and ethics programs of NTIC as established by management. The Audit Committee's primary responsibilities include:

- Overseeing our financial reporting process, internal control over financial reporting and disclosure controls and procedures on behalf of the Board of Directors;

- Having sole authority to appoint, retain and oversee the work of our independent registered public accounting firm and establish the compensation to be paid to the firm;

- Reviewing and pre-approving all audit services and permissible non-audit services to be provided to NTIC by our independent registered public accounting firm;

- Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

- Overseeing the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Audit Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

*Composition.* The current members of the Audit Committee are Mr. Chenu, Mr. Koh, Mr. Nigon and Mr. Stone. Mr. Nigon is the current chair of the Audit Committee.

Each current member of the Audit Committee qualifies as "independent" for purposes of membership on audit committees pursuant to the Listing Rules of the NASDAQ Stock Market and the rules and regulations of the SEC and is "financially literate" as required by the Listing Rules of the NASDAQ Stock Market. In addition, the Board of Directors has determined that Mr. Nigon qualifies as an "audit committee financial expert" as defined by the rules and regulations of the SEC and meets the qualifications of "financial sophistication" under the Listing Rules of the NASDAQ Stock Market as a result of his extensive financial background and various financial positions he has held throughout his career. Stockholders should understand that these designations related to our Audit Committee members' experience and understanding with respect to certain accounting and auditing matters do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of the Audit Committee or of the Board of Directors.

*Meetings.* The Audit Committee met four times during fiscal 2010, one time outside the presence of management and one time face to face with Baker Tilly Virchow Krause, LLP, our independent registered public accounting firm.

*Other Information.* Additional information regarding the Audit Committee and our independent registered public accounting firm is disclosed under the "Proposal Three —Ratification of Selection of Independent Registered Public Accounting Firm" section of this proxy statement.

**Compensation Committee**

*Responsibilities.* The Compensation Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility relating to compensation of our chief executive officer and other executive officers and administers our equity compensation plans. In so doing, the Compensation Committee, among other things:

- recommending to the Board of Directors for its determination, the annual salaries, incentive compensation, long-term compensation and any and all other compensation applicable to our executive officers;

- establishing, and from time to time reviewing and revising, corporate goals and objectives with respect to compensation for our executive officers and establishing and leading a process for the full Board of Directors to evaluate the performance of our executive officers in light of those goals and objectives;

- administering our equity compensation plans and recommending to the Board of Directors for its determination grants of options or other equity-based awards for executive officers, employees and independent consultants under our equity compensation plans;

- reviewing our policies with respect to employee benefit plans; and

- establishing and from time to time reviewing and revising processes and procedures for the consideration and determination of executive compensation.

The Compensation Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

*Composition.* The current members of the Compensation Committee are Mr. Chenu, Dr. Frank and Mr. Nigon. Dr. Frank served as Chair during fiscal 2010 and Mr. Nigon currently serves as Chair of the Compensation Committee. The Board of Directors has determined that each of the members of the Compensation Committee is considered an "independent director" under the Listing Rules of the NASDAQ Stock Market, a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Section 162(m) under the Internal Revenue Code of 1986, as amended.

*Processes and Procedures for Consideration and Determination of Executive Compensation.* As described in more detail above under the heading "—Responsibilities," the Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to recommend to the Board of Directors any and all compensation payable to our executive officers, including annual salaries, incentive compensation and long-term incentive compensation, and to administer our equity and incentive compensation plans applicable to our executive officers. Decisions regarding executive compensation made by the Compensation Committee are not considered final and are subject to final review and approval by the entire Board of Directors. Under the terms of its formal written charter, the Compensation Committee has the power and authority, to the extent permitted by our Bylaws and applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee. The Compensation Committee has not generally delegated any of its duties and responsibilities to subcommittees, but rather has taken such actions as a committee, as a whole.

Our President and Chief Executive Officer assists the Compensation Committee in gathering compensation related data regarding our executive officers and making recommendations to the

Compensation Committee regarding the form and amount of compensation to be paid to each executive officer. In making final recommendations to the Board of Directors regarding compensation to be paid to our executive officers, the Compensation Committee considers the recommendations of our President and Chief Executive Officer, but also considers other factors, such as its own views as to the form and amount of compensation to be paid, the achievement by the company of pre-established performance objectives the general performance of the company and the individual officers, the performance of the company's stock price and other factors that may be relevant.

Final deliberations and decisions by the Compensation Committee regarding its recommendations to the Board of Directors of the form and amount of compensation to be paid to our executive officers, including our President and Chief Executive Officer, are made by the Compensation Committee, without the presence of the President and Chief Executive Officer or any other executive officer of our company. In making final decisions regarding compensation to be paid to our executive officers, the Board of Directors considers the same factors and gives considerable weight to the recommendations of the Compensation Committee.

*Meetings.* The Compensation Committee met four times during fiscal 2010.

**Nominating and Corporate Governance Committee**

*Responsibilities.* The primary responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become members of the Board of Directors;
- recommending director nominees for each annual meeting of our stockholders and director nominees to fill any vacancies that may occur between meetings of stockholders;
- being aware of best practices in corporate governance matters;
- developing and overseeing an annual Board of Directors and Board committee evaluation process; and
- establishing and leading a process for determination of the compensation applicable to the non-employee directors on the Board.

The Nominating and Corporate Governance Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

*Composition.* The current members of the Nominating and Corporate Governance Committee are Dr. Frank, Mr. Koh and Mr. Stone. Mr. Koh is the current chair of the Nominating and Corporate Governance Committee. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is considered an "independent director" under the Listing Rules of the NASDAQ Stock Market.

*Processes and Procedures for Consideration and Determination of Director Compensation.* As mentioned above under the heading "—Responsibilities," the Board of Directors has delegated to the Nominating and Corporate Governance Committee the responsibility, among other things, to review and make recommendations to the Board of Directors concerning compensation for non-employee members of the Board of Directors, including but not limited to retainers, meeting fees, committee chair and member retainers and equity compensation. Decisions regarding director compensation made by the

Nominating and Corporate Governance Committee are not considered final and are subject to final review and approval by the entire Board of Directors. Under the terms of its formal written charter, the Nominating and Corporate Governance Committee has the power and authority, to the extent permitted by our Bylaws and applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has not generally delegated any of its duties and responsibilities to subcommittees, but rather has taken such actions as a committee, as a whole.

In making recommendations to the Board of Directors regarding compensation to be paid to our non-employee directors, the Nominating and Corporate Governance Committee considers fees paid to directors of comparable public companies, the number of board and committee meetings that our directors are expected to attend, and other factors that may be relevant. In making final decisions regarding non-employee director compensation, the Board of Directors considers the same factors and the recommendation of the Nominating and Corporate Governance Committee.

*Meetings.* The Nominating and Corporate Governance Committee met four times during fiscal 2010.

**Director Nominations Process**

Pursuant to a Director Nominations Process adopted by the Board of Directors, in selecting nominees for the Board of Directors, the Nominating and Corporate Governance Committee first determines whether the incumbent directors are qualified to serve, and wish to continue to serve, on the Board. The Nominating and Corporate Governance Committee believes that NTIC and its stockholders benefit from the continued service of qualified incumbent directors because those directors have familiarity with and insight into NTIC's affairs that they have accumulated during their tenure with the company. Appropriate continuity of Board membership also contributes to the Board's ability to work as a collective body. Accordingly, it is the practice of the Nominating and Corporate Governance Committee, in general, to re-nominate an incumbent director if the director wishes to continue his or her service with the Board, the director continues to satisfy the criteria for membership on the Board that the Nominating and Corporate Governance Committee generally views as relevant and considers in deciding whether to re-nominate an incumbent director or nominate a new director, the Nominating and Corporate Governance Committee believes the director continues to make important contributions to the Board, and there are no special, countervailing considerations against re-nomination of the director.

Pursuant to a Director Nominations Process adopted by the Board of Directors, in identifying and evaluating new candidates for election to the Board, the Nominating and Corporate Governance Committee solicits recommendations for nominees from persons whom the Nominating and Corporate Governance Committee believes are likely to be familiar with qualified candidates having the qualifications, skills and characteristics required for Board nominees from time to time. Such persons may include members of the Board of Directors and our senior management and advisors to our company. In addition, the Nominating and Corporate Governance Committee may engage a search firm to assist it in identifying qualified candidates. Mr. Nigon, who joined the Board of Directors in January 2010, was recommended as a director nominee by both NTIC's outside legal counsel and independent registered public accounting firm. In addition, from time to time, if appropriate, the Nominating and Corporate Governance Committee may engage a search firm to assist it in identifying and evaluating qualified candidates.

The Nominating and Corporate Governance Committee reviews and evaluates each candidate whom it believes merits serious consideration, taking into account available information concerning the candidate, any qualifications or criteria for Board membership established by the Nominating and Corporate Governance Committee, the existing composition of the Board, and other factors that it deems relevant.

In conducting its review and evaluation, the Nominating and Corporate Governance Committee solicits the views of our management, other Board members, and other individuals it believes may have insight into a candidate. The Nominating and Corporate Governance Committee may designate one or more of its members and/or other Board members to interview any proposed candidate.

The Nominating and Corporate Governance Committee will consider recommendations for the nomination of directors submitted by our stockholders. For more information, see the information set forth under the heading "Other Matters — Director Nominations for 2012 Annual Meeting." The Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as those recommended as stated above.

There are no formal requirements or minimum qualifications that a candidate must meet in order for the Nominating and Corporate Governance Committee to recommend the candidate to the Board. The Nominating and Corporate Governance Committee believes that each nominee should be evaluated based on his or her merits as an individual, taking into account the needs of our company and the Board of Directors. However, in evaluating candidates, there are a number of criteria that the Nominating and Corporate Governance Committee generally views as relevant and is likely to consider. Some of these factors include whether the candidate is an "independent director" under the Listing Rules of the NASDAQ Stock Market and meets any other applicable independence tests under the federal securities laws and rules and regulations of the Securities and Exchange Commission; whether the candidate is "financially literate" or "financially sophisticated" and otherwise meets the requirements for serving as a member of an audit committee under the Listing Rules of the NASDAQ Stock Market; whether the candidate is an "audit committee financial expert" under the federal securities laws and the rules and regulations of the Securities and Exchange Commission; the needs of our company with respect to the particular talents and experience of its directors; the personal and professional integrity and reputation of the candidate; the candidate's level of education and business experience; the candidate's broad-based business acumen; the candidate's level of understanding of our business and its industry; the candidate's ability and willingness to devote adequate time to work of the Board and its committees; the fit of the candidate's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of our company; whether the candidate possesses strategic thinking and a willingness to share ideas; the candidate's diversity of experiences, expertise and background; and the candidate's ability to represent the interests of all stockholders and not a particular interest group.

While we do not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, the Nominating and Corporate Governance Committee will consider the factors above, including the candidate's diversity of experiences, expertise and background. The Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, expertise and backgrounds. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities.

**Board Oversight of Risk**

The Board of Directors as a whole has responsibility for risk oversight, with more in-depth reviews of certain areas of risk being conducted by the relevant Board committees that report on their deliberations to the full Board of Directors. The oversight responsibility of the Board and its committees is enabled by management reporting processes that are designed to provide information to the Board about the identification, assessment and management of critical risks and management's risk mitigation strategies.

The areas of risk that we focus on include operational, financial (accounting, credit, liquidity and tax), legal, compensation, competitive, health, safety and environment, economic, political and reputational risks.

The standing committees of the Board of Directors oversee risks associated with their respective principal areas of focus. The Audit Committee's role includes a particular focus on the qualitative aspects of financial reporting to stockholders, on our processes for the management of business and financial risk, our financial reporting obligations and for compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee, along with management, is also responsible for developing and participating in a process for review of important financial and operating topics that present potential significant risk to our company. The Compensation Committee is responsible for overseeing risks and exposures associated with our compensation programs and arrangements, including our executive and director compensation programs and arrangements, and management succession planning. The Nominating and Corporate Governance Committee oversees risks relating to our corporate governance matters and policies and director succession planning.

We recognize that a fundamental part of risk management is understanding not only the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board of Directors each year in establishing our corporate strategy and annual fiscal budget is a key part of the Board's assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for our company.

We believe our current Board leadership structure is appropriate and helps ensure proper risk oversight for our company for a number of reasons, including: (1) general risk oversight by the full Board of Directors in connection with its role in reviewing our key business strategies and monitoring on an on-going basis the implementation of our key business strategies; (2) more detailed oversight by our standing Board committees that are currently comprised of and chaired by our independent directors, and (3) the focus of our Chairman of the Board on allocating appropriate Board agenda time for discussion regarding the implementation of our key business strategies and specifically risk management.

**Code of Ethics**

The Board of Directors has adopted a Code of Ethics, which applies to all of our directors, executive officers, including our Chief Executive Officer and Chief Financial Officer, and other employees, and meets the requirements of the Securities and Exchange Commission and the NASDAQ Stock Market. A copy of our Code of Ethics is available on the "Investor Relations—Board of Directors—Corporate Governance" section of our corporate website *www.ntic.com.*

**Policy Regarding Director Attendance at Annual Meetings of Stockholders**

It is the policy of the Board of Directors that directors standing for re-election should attend our annual meeting of stockholders, if their schedules permit. A Board of Directors meeting is generally held on the day following each annual meeting of stockholders. All of our directors, except Dr. Narayan, attended the 2010 annual meeting of stockholders.

**Complaint Procedures**

The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by NTIC regarding accounting, internal accounting controls or auditing matters, and the submission by our employees, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters. Our personnel with such concerns are encouraged to discuss their concerns with our outside legal counsel, who in turn will be responsible for informing the Audit Committee.

**Process Regarding Stockholder Communications with Board of Directors**

Stockholders may communicate with the Board of Directors of NTIC by sending correspondence, addressed to our Corporate Secretary, Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, or mwolsfeld@ntic.com with an instruction to forward the communication to a particular director. Our Corporate Secretary will receive the correspondence and forward it to any individual director or directors to whom the communication is directed.

## DIRECTOR COMPENSATION

### Summary of Cash and Other Compensation

The following table provides summary information concerning the compensation of each individual who served as a director of our company during the fiscal year ended August 31, 2010, other than G. Patrick Lynch, our President and Chief Executive Officer, who was not compensated separately for serving on the Board of Directors during fiscal 2010. His compensation during fiscal 2010 for serving as an executive officer of our company is set forth under the heading "Executive Compensation" included elsewhere in this proxy statement.

**DIRECTOR COMPENSATION—Fiscal 2010**

| Name | Fees Earned or Paid in Cash ($) | Option Awards ($)[1][2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|
| Pierre Chenu | $ 36,075 | $ 19,380 | $ 0 | $ 55,455 |
| Tilman B. Frank, M.D. [4] | 17,550 | 12,290 | 0 | 29,840 |
| Soo-Keong Koh | 23,550 | 12,290 | 0 | 35,840 |
| Donald A. Kubik, Ph.D.[5] | 16,550 | 12,290 | 87,000 | 115,840 |
| Sunggyu Lee, Ph.D. | 17,550 | 12,290 | 30,000 | 59,840 |
| Mark M. Mayers[6] | 3,150 | 12,290 | 0 | 15,440 |
| Ramani Narayan, Ph.D | 15,550 | 12,290 | 102,668 | 130,508 |
| Richard J. Nigon | 12,000 | 10,708 | 0 | 22,708 |
| Mark J. Stone | 26,325 | 12,290 | 0 | 38,615 |

(1) On September 1, 2009, each director, other than Mr. Lynch and Mr. Nigon, received a stock option to purchase 4,000 shares of our common stock at an exercise price of $8.57 per share granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan, the material terms of which are described in more detail under the heading "Executive Compensation —Stock Incentive Plans." Such option expires on August 31, 2014 and vests with respect to one-third of the underlying shares of our common stock on each of the following dates, so long as the individual remains a director of our company as of such dates: September 1, 2010, September 1, 2011 and September 1, 2012. In addition, on September 1, 2009, Mr. Chenu received an additional stock option to purchase 2,000 shares of our common stock in consideration for his service as Chairman of the Board. The terms of this stock option are identical to the other stock options granted on that date. On February 1, 2010, Mr. Nigon received a stock option to purchase 2,333 shares of our common stock at an exercise price of $10.20 per share granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan in connection with his initial election as a director. Such option expires on February 1, 2015 and vests with respect to one-third of the underlying shares of our common stock on each of the following dates, so long as Mr. Nigon remains a director of our company as of such dates: February 1, 2011, February 1, 2012 and February 1, 2013. The amount reported under this column for each director represents the aggregate grant date fair value for option awards granted to such director in fiscal 2010 computed in accordance with Financial Accounting Standards Board (FASB) ASC Topic 718. The grant date fair value is determined based on our Black-Scholes option pricing model. The grant date value per share for the forgoing options were as follows and were determined using the following specific assumptions:

| Grant Date | Per Share Fair Value | Risk Free Interest Rate | Expected Life | Expected Volatility | Expected Dividend Yield |
|---|---|---|---|---|---|
| 09/01/2009 | $3.23 | 2.37% | 5.0 years | 48.26% | 0% |
| 02/01/2010 | $4.59 | 2.48% | 5.0 years | 48.65% | 0% |

(2) The following table provides information regarding the aggregate number of options to purchase shares of our common stock outstanding at August 31, 2010 and held by each of the directors listed in the above table:

| Name | Aggregate Number Of Securities Underlying Options | Exercisable/ Unexercisable | Exercise Price(s) | Expiration Date(s) |
|---|---|---|---|---|
| Pierre Chenu | 16,000 | 5,333/10,667 | $8.01 – 12.84 | 8/31/2011 – 8/31/2014 |
| Tilman B. Frank, M.D. | 8,666 | 1,777/6,889 | 7.75 – 12.84 | 5/1/2013 – 8/31/2014 |
| Soo-Keong Koh | 8,666 | 1,777/6,889 | 7.75 – 12.84 | 5/1/2013 – 8/31/2014 |
| Donald A. Kubik, Ph.D. | 12,000 | 8,000/4,000 | 5.38 – 8.57 | 11/4/2010 – 8/31/2014 |
| Sunggyu Lee, Ph.D. | 12,000 | 4,666/7,334 | 8.01 – 12.84 | 8/31/2011 – 8/31/2014 |
| Ramani Narayan, Ph.D. | 12,000 | 4,666/7,334 | 8.01 – 12.84 | 8/31/2011 – 8/31/2014 |
| Richard J. Nigon | 2,333 | 0/2,333 | 10.20 | 2/1/2015 |
| Mark J. Stone | 12,000 | 4,666/7,334 | 8.01 – 12.84 | 8/31/2011 – 8/31/2014 |

(3) We do not provide perquisites or other personal benefits to our directors. The amounts reflected for each of Dr. Kubik, Dr. Lee and Dr. Narayan reflect consulting fees paid during the fiscal year ended August 31, 2010 as described in more detail below under the heading "—Consulting Arrangements."

(4) Dr. Frank is not standing for re-election as a director at the 2011 Annual Meeting of Stockholders.

(5) Dr. Kubik resigned as a director on August 27, 2010.

(6) Mr. Mayer passed away on November 30, 2009.

### Non-Employee Director Compensation Program

*Overview.* Our non-employee directors for purposes of our director compensation program currently consist of Pierre Chenu, Tilman B. Frank, M.D., Soo-Keong Koh, Sunggyu Lee, Ph.D., Ramani Narayan, Ph.D., Richard J. Nigon and Mark J. Stone. During the fiscal year ended August 31, 2010, our former directors, Dr. Kubik and Mr. Mayers, also received compensation under our director compensation program.

We use a combination of cash and long-term equity-based incentive compensation in the form of annual stock option grants to attract and retain qualified candidates to serve on the Board of Directors. In setting non-employee director compensation, we follow the process and procedures described under the heading "Corporate Governance—Nominating and Corporate Governance Committee—Processes and Procedures for the Determination of Director Compensation."

*Cash Retainers and Meeting Fees.* Each of our non-employee directors receives annual cash retainers and meeting fees. The following table sets forth the annual cash retainers paid to our non-employee directors:

| Description | Annual Cash Retainer |
|---|---|
| Board Member | $ 10,000 |
| Chairman of the Board | 15,000 |
| Audit Committee Chair | 5,000 |
| Audit Committee Member (not including Chair) | 4,000 |

The annual cash retainers are paid in the beginning of each calendar quarter. For example, the retainers paid in the beginning of the first calendar quarter are for the period from January 1 through March 31.

Each of our non-employee directors also receives $1,000 for each Board, Board committee and strategy review meeting attended. No director, however, earns more than $1,000 per day in Board, Board committee and strategy review meeting fees.

As part of our cost reduction efforts, commencing in March 2009, our annual cash retainers and meeting fees were reduced temporarily by 10%. In January 2010, this reduction was eliminated and our annual cash retainers and meeting fees returned to their previous levels, as described above.

*Stock Options.* Each of our non-employee directors is automatically granted a five-year non-qualified option to purchase 4,000 shares of our common stock on the first day of each fiscal year in consideration for his service as a director of NTIC and the Chairman of the Board is automatically granted an additional five-year non-qualified option to purchase 2,000 shares of our common stock on the first day of each fiscal year in consideration for his services as Chairman. In addition, each new non-employee director is automatically granted a five-year non-qualified option to purchase a pro rata portion of 4,000 shares of our common stock calculated by dividing the number of months remaining in the fiscal year at the time of election or appointment by 12 on the date the director is first elected or appointed as a director of NTIC. Each automatically granted option becomes exercisable, on a cumulative basis, with respect to one-third of the shares covered by such option on each one-year anniversary of the date of its grant. The exercise price of such option is equal to the fair market value of a share of our common stock on the date of grant.

We refer you to note (1) to the Director Compensation Table above for a summary of all option grants to our non-employee directors during the fiscal year ended August 31, 2010 and note (2) to the Director Compensation Table for a summary of all options to purchase shares of our common stock held by our non-employee directors as of August 31, 2010.

*Reimbursement of Expenses.* All of our directors are reimbursed for travel expenses for attending meetings and other miscellaneous out-of-pocket expenses incurred in performing their Board functions.

**Consulting Arrangements**

We paid consulting fees to Bioplastic Polymers LLC which is owned by Ramani Narayan, Ph.D. in the aggregate amount of $100,000 and royalty fees in an aggregate amount of $2,668 during the fiscal year ended August 31, 2010. The consulting services rendered by Bioplastic Polymers LLC related to research and development associated with various new technologies. The royalty fees were paid pursuant to an oral agreement pursuant to which we have agreed to pay Bioplastic Polymers LLC and Dr. Narayan in consideration of the transfer and assignment by Biopolymer Plastics LLC and Dr. Narayan of certain biodegradable polymer technology to us, an aggregate of three percent of the gross margin on any net sales of products incorporating the biodegradable polymer technology transferred to us by Bioplastic Polymers LLC and Dr. Narayan for a period of 10 years, provided that if a patent for or with respect to biodegradable polymer technology is issued before the expiration of such 10 year period, then until the expiration of such patent we will pay to Bioplastic Polymers LLC and Dr. Narayan an aggregate of three percent of the biodegradable polymer technology gross margin attributable to such patent.

In May 2009, we entered into an agreement with DAK Engineering, LLC, an entity owned by our former Chief Technical Officer and former director, Donald A. Kubik, Ph.D., pursuant to which we have engaged DAK Engineering, LLC to perform certain services to us, specifically services in the area of chemistry, technology development, supplier technical issues, production issues, product performance characterization, and other forms of commercializing intellectual property rights. In consideration for such services, we pay DAK Engineering, LLC a monthly fee of $7,250. During the fiscal year ended August 31, 2010, we paid DAK Engineering, LLC an aggregate of $87,000 in consulting fees. The agreement may be terminated by either party for any reason with 30 days prior notice before the quarter end by providing written notice to the other party and may be terminated upon the occurrence of other certain events, as set forth in the agreement. The agreement also contains other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

In May 2009, we entered into a technology transfer and consulting agreement with Sunggyu Lee, Ph.D. pursuant to which we agreed to pay Dr. Lee $30,000 payable in six $5,000 monthly installments in exchange for an 18-month option to purchase certain technology developed by Dr. Lee. If we decide to exercise the option, Dr. Lee has agreed to transfer to us the technology and to provide us consulting services related to the further development and commercialization of the technology in exchange for an additional $120,000 payable in eight $15,000 monthly installments. If we commercialize any products or services that incorporate the transferred technology or any other new related inventions developed by Dr. Lee during the term of the agreement and transferred to us under the agreement, we have agreed to pay Dr. Lee a royalty of three percent of any earnings before interest and taxes to us generated from the commercial exploitation by us of any products or services that incorporate the technology and/or inventions. Such royalties will be required to be paid until the earlier of the last to expire of any applicable patents covering such technology or inventions, the invalidity of such patents, or if there are no issued patents covering such technology and inventions, 10 years from the first date of commercial sale or license. The agreement may be terminated by NTIC if, at any stage, NTIC determines in its sole discretion not to proceed with the project.

**Indemnification Agreements**

We have entered into agreements with all of our directors under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors. We will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

# EXECUTIVE COMPENSATION

## Executive Compensation Program

Our executive compensation program for the fiscal year ended August 31, 2010 consisted of:

- Base salary;
- Annual incentive compensation;
- Long-term equity-based incentive compensation, in the form of stock options; and
- All other compensation.

*Base Salary*. We provide a base salary for our named executive officers, which, unlike some of the other elements of our executive compensation program, is not subject to company or individual performance risk. We recognize the need for most executives to receive at least a portion of their total compensation in the form of a guaranteed base salary that is paid in cash regularly throughout the year to support their standard of living.

We initially fix base salaries for our executives at a level that we believe enables us to hire and retain them in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business objectives. The Compensation Committee reviews base salaries for our named executive officers each year beginning in July and generally recommends to the Board of Directors any increases for the following fiscal year in July or August or as soon as practicable thereafter. Regardless of when the final decision regarding base salaries for a fiscal year is made by the Board of Directors, any increases in base salaries are effective as of September 1 of that year, which could result in a retroactive payment to the executive shortly after the final decision is made.

The Compensation Committee's recommendations to the Board of Directors regarding the base salaries of our named executive officers are based on a number of factors, including: the executive's level of responsibility, prior experience and base salary for the prior year, the skills and experiences required by the position, length of service with our company, past individual performance and other considerations the Compensation Committee deems relevant. The Compensation Committee also recognizes that in addition to the typical responsibilities and duties held by our executives by virtue of their positions, our executives due to the small number of our employees, often possess additional responsibilities and perform additional duties that would be typically delegated to others in most organizations with additional personnel and resources.

As part of our cost savings initiatives implemented in January 2009, we temporarily reduced the base salaries of our executives and other officers by approximately 15% on average, by 10% for all other employees and suspended our matching of 401(k) contributions. Due to improvements in our financial condition during fiscal 2010, in January 2010, we reinstated salaries of our executive officers and employees to their previous levels and implemented base salary increases.

We historically have granted our executive officers a mid-single digit percentage increase in their base salary each fiscal year, although the percentage may be higher or lower if the responsibilities of the executive increased or decreased during the year. We did not implement any base salary increases during fiscal 2009. In January 2010, when we eliminated the cost reductions in base salary instituted during the prior fiscal year, we also implemented base salary increases.

Annualized base salary rates for fiscal 2008, 2009 and 2010 for our named executive officers were as follows:

| Name | Fiscal 2008 | Fiscal 2009(1) | % Change From Fiscal 2008 | Fiscal 2010(2) | % Change From Fiscal 2009 |
|---|---|---|---|---|---|
| G. Patrick Lynch............ | $ 210,000 | $221,000/189,000 | 5.2%/(14.5)% | $221,000/189,000 | 0.0%/0.0% |
| Matthew C. Wolsfeld...... | 155,000 | 163,000/139,500 | 5.2%/(14.4)% | 163,000/139,500 | 0.0%/0.0% |

(1) Reflects fiscal 2009 base salary prior to temporary 15% cost reduction implemented in January 2009 and after such reduction.

(2) Reflects fiscal 2010 base salary after elimination of temporary 15% cost reduction in January 2010 and base salary reflecting the temporary 15% cost reduction.

Mr. Lynch's base salary for fiscal 2011 is $230,000 and Mr. Wolsfeld's base salary for fiscal 2011 is $170,000.

*Annual Incentive Compensation.* In addition to base compensation, we provide our named executive officers the opportunity to earn annual incentive compensation based on the achievement of certain company and individual related performance goals. Our annual bonus program directly aligns the interests of our executive officers and stockholders by providing an incentive for the achievement of key corporate and individual performance measures that are critical to the success of our company and linking a significant portion of each executive officer's annual compensation to the achievement of such measures. The following is a brief summary of the material terms of our annual bonus plan program for fiscal 2010:

- The total amount available under the bonus plan was up to 25 percent of NTIC's earnings before interest, taxes and other income (EBITOI);
- The total amount available under the bonus plan was $0 if EBITOI, as adjusted to take into account amounts to be paid under the bonus plan, fell below 70 percent of target EBITOI; and
- The payment of bonuses under the plan to executive officer participants was made in both cash and shares of NTIC common stock, the exact amount and percentages of which was determined by the Board of Directors, upon recommendation of the Compensation Committee.

Mr. Lynch received a bonus of $119,846 for fiscal 2010, $59,293 of which was paid in cash and $59,293 of which was paid in 4,208 shares of our common stock issued as a stock bonus under the Northern Technologies International Corporation 2007 Stock Incentive Plan. Mr. Wolsfeld received a bonus of $89,984 for fiscal 2010, $44,992 of which was paid in cash and $44,992 of which was paid in 3,193 shares of our common stock issued as a stock bonus under the Northern Technologies International Corporation 2007 Stock Incentive Plan. No bonuses were paid to our executives for fiscal 2009.

The annual bonus plan for fiscal 2011 is identical to the terms of the fiscal 2010 bonus plan.

*Long-Term Equity-Based Incentive Compensation.* Although we do not have any stock retention or ownership guidelines, the Board of Directors encourages our named executive officers to have a financial stake in our company in order to align the interests of our stockholders and management. We therefore provide long-term equity-based incentive compensation to our named executive officers, as well as to certain of our other U.S.-based employees, in the form of stock bonuses and stock options. We believe that stock bonuses and stock options are an important part of our overall compensation program. We believe that stock bonuses and stock options align the interests of our executives and other employees with stockholder interests and long-term value creation and enable these individuals to achieve meaningful equity ownership in our company. Through the grant of stock bonuses and stock options, we seek to align the long-term interests of our executives and other employees with the long-term interests of our stockholders by creating a strong and direct linkage between compensation and long-term stockholder return. When our executives deliver returns to our stockholders, in the form of increases in our stock price or otherwise, stock bonuses and stock options permit an increase in their compensation. We believe stock bonuses and stock options also may enable us to attract, retain and motivate executives and other employees by maintaining competitive levels of total compensation. However, unless our stock price increases after stock option grants are made, the stock options deliver no value to the option holders. A stock option becomes valuable only if our common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to "vest." This provides an incentive for an option holder to remain employed by us.

All of our stock bonuses and stock options have been granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan or the Northern Technologies International Corporation 2000 Stock Incentive Plan. Both of these plans have been approved by our stockholders. Under the 2007 plan, we have the ability to grant stock options, stock appreciation rights, restricted stock awards, stock unit awards, performance awards and stock bonuses. To date, only incentive and non-statutory stock options and stock bonuses have been granted. The 2007 plan contains both an overall limit on the number of shares of our common stock that may be issued, as well as individual and other grant limits. For more information regarding the terms of our 2007 plan, we refer you to "Executive Compensation—Stock Incentive Plans."

We have adopted a Policy and Procedures Regarding the Grant of Stock Options and Other Equity-Based Incentive Awards. Under this policy, the Board of Directors has retained all authority to grant options and other equity-based incentive awards to eligible recipients, upon recommendation of the Compensation Committee, and, none of its authority may be delegated to our management in the form of "mass" or "block" grants to be allocated among employees by our management. The policy also sets forth the general terms and conditions of our stock option grants. For example, we generally grant "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the extent we are permitted to do so, in order to provide our executives and other employees the additional tax benefit associated with incentive stock options, which we believe at this time outweighs our interest in obtaining the tax deduction which would be available if we granted non-statutory stock options which were later exercised by the optionees. The stock options granted to our executives and other employees typically vest or become exercisable over a period of three years from the date of grant, with one-third of the underlying shares vesting in each year on the anniversary of the date of grant. Stock options typically remain exercisable for a period of five years from the date of grant, so long as the optionee continues to be employed by us.

It is our policy to set the per share exercise price of all stock options granted under the 2007 plan at an amount equal to the fair market value of a share of our common stock on the date of grant. For purposes of the 2007 plan, the fair market value of our common stock is the mean between the reported high and low sale price of our common stock, as reported by the NASDAQ Global Market. The Board of Directors may not, under the terms of the 2007 plan, without prior approval of our stockholders, seek to effect any re-pricing of any previously granted, "underwater" option. For purposes of the 2007 plan, an option is deemed to be "underwater" at any time when the fair market value of our common stock is less than the exercise price.

We review the long-term equity-based incentives for our named executive officers, on an individual basis and on an aggregate basis, at least each year generally at the time we determine base salaries and the terms of our annual incentive compensation arrangements for the upcoming year. As mentioned above, in

November 2010, we granted each of Mr. Lynch and Mr. Wolsfeld a stock bonus of 4,208 shares and 3,193 shares, respectively, as part of their fiscal 2010 annual bonus. In November 2009, we granted each of Mr. Lynch and Mr. Wolsfeld a five-year option to purchase 12,000 and 9,000 shares of our common stock, respectively, at an exercise price equal to $7.65 per share. We do not have, nor have we ever had, a program, plan or practice to time stock bonuses and stock option grants to executives in coordination with the release of material nonpublic information.

The determinations by the Board of Directors, upon recommendation of the Compensation Committee, regarding the amount of stock bonus and number of stock options, if any, to grant our named executive officers are based on a number of factors, including: the executive's position within the company and the level of responsibility, skills and experiences required by the executive's position; the attainment of or failure to attain company objectives and the difficulty in achieving desired company objectives; individual performance of the executive; the executive's length of service to our company; the executive's percentage ownership of our common equity outstanding, including stock options, and competitive compensation data, including outstanding options held by an executive as a percentage of our common equity outstanding.

*All Other Compensation.* It is generally our policy not to extend significant perquisites to our executives that are not available to our employees generally. The only significant perquisite that we provide to our named executive officers is the personal use of a company owned vehicle. Our executives also receive benefits, which are also received by our other employees, including participation in the Northern Technologies International Corporation 401(k) Plan and health, dental and life insurance benefits. Under the 401(k) plan, all eligible participants, including our named executive officers, may voluntarily request that we reduce his or her pre-tax compensation by up to 10 percent (subject to certain special limitations) and contribute such amounts to a trust. We typically contribute an amount equal to 50 percent of the first seven percent of the amount that each participant contributed under this plan. As part of our cost savings initiatives implemented in December 2008 and January 2009, however, we suspended our matching of 401(k) contributions. This matching contribution was reinstated in January 2010. We do not provide pension arrangements or post-retirement health coverage for our executives or employees. We also do not provide any nonqualified defined contribution or other deferred compensation plans.

*Employment, Severance, Change in Control and Other Agreements.* All of our employees, including our named executive officers, are employed at will and do not have employment agreements that guarantee them any particular base salary, annual incentive cash compensation or any other compensation or benefits. Nor do we have any severance or change in control arrangements with our named executive officers, other than stock option agreements that provide for immediate acceleration of vesting in the event of a change in control.

### Summary of Cash and Other Compensation

The following table provides summary information concerning all compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer and a former executive officer. We refer to these individuals in this proxy statement as our "named executive officers."

## SUMMARY COMPENSATION TABLE—FISCAL 2010

| Name and Principal Position | Year | Salary | Bonus[1] | Stock Awards[2] | Option Awards[3] | All Other Compensation[4] | Total |
|---|---|---|---|---|---|---|---|
| G. Patrick Lynch...................... | 2010 | $209,923 | $ 59,293 | $ 59,293 | $ 34,560 | $ 10,758 | $ 373,827 |
| *President and Chief Executive Officer* | 2009 | 200,077 | 0 | 0 | 0 | 6,638 | 206,715 |

| Name and Principal Position | Year | Salary | Bonus[1] | Stock Awards[2] | Option Awards[3] | All Other Compensation[4] | Total |
|---|---|---|---|---|---|---|---|
| Matthew Wolsfeld .................... | 2010 | 154,865 | 44,992 | 44,992 | 25,920 | 7,988 | 278,757 |
| *Chief Financial Officer and Corporate Secretary* | 2009 | 147,635 | 0 | 0 | 0 | 5,267 | 152,902 |

(1) Represents discretionary cash bonuses earned in fiscal year as indicated, but actually paid to named executive officer in the following fiscal year. Annually, prior to the November meeting of the Board of Directors, the Compensation Committee recommends annual incentive compensation to be paid to our executive officers in cash and/or NTIC common stock. The Board of Directors then considers and, if it deems appropriate, approves the amount and manner of payment of the annual incentive compensation. The bonuses earned for fiscal 2010 were paid in cash and in shares of NTIC common stock as determined by the Board of Directors, upon recommendation of the Compensation Committee. The amounts reflected in the column entitled "Bonus" reflect the cash amount of bonus received by each of the officers during fiscal 2011 and fiscal 2010 in consideration for their fiscal 2010 and fiscal 2009 performance, respectively. The following officers also received the following number of shares of NTIC common stock as part of their fiscal 2010 bonus: Mr. Lynch (4,208 shares) and Mr. Wolsfeld (3,193 shares). The number of shares was determined by dividing one-half of the amounts of the total stock bonus to be awarded to the individual by the closing sale price of a share of NTIC common stock, as reported on the NASDAQ Global Market, on the date the Board of Directors determined the amount of the bonus. No bonuses were paid for fiscal 2009 performance. We refer you to the information under the heading "—Executive Compensation Program—Annual Incentive Compensation" for a discussion of the factors taken into consideration by the Board of Directors in determining the amount of bonus paid to each named executive officer.

(2) As described above in note (1), the following named executive officers received the following number of shares of NTIC common stock in connection with their annual bonuses for fiscal 2010: Mr. Lynch (4,208 shares); and Mr. Wolsfeld (3,193 shares). The amounts reflected in the column entitled "Stock Awards" for each officer reflect the aggregate grant date fair value for stock awards granted to such officer computed in accordance with FASB ASC Topic 718. The grant date fair value is determined based on the closing sale price of our common stock on the date of grant.

(3) On November 20, 2009, each of the named executive officers was granted stock options. The amounts reflected in the column entitled "Option Awards" for each officer represent the aggregate grant date fair value for option awards granted to such officer computed in accordance with FASB ASC Topic 718. The grant date fair value is determined based on our Black-Scholes option pricing model. The following table sets forth the specific assumptions used in the valuation of each such option award:

| Grant Date | Per Share Fair Value | Risk Free Interest Rate | Expected Life | Expected Volatility | Expected Dividend Yield |
|---|---|---|---|---|---|
| 11/20/2009 | $ 2.88 | 2.33% | 5.0 years | 48.26% | 0% |

(4) The amounts shown in the column entitled "All Other Compensation" for fiscal 2010 include the following with respect to each named executive officer:

| Name | 401(k) Match | Personal Use of Auto |
|---|---|---|
| G. Patrick Lynch ....................................................... | $ 7,347 | $ 3,411 |
| Matthew C. Wolsfeld ................................................ | 5,420 | 2,568 |

## Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding unexercised stock options for each of our named executive officers that remained outstanding at August 31, 2010. We did not have any unvested stock awards outstanding at August 31, 2010.

### OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END—Fiscal 2010

| | Option Awards | | | |
|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date |
| G. Patrick Lynch | 0 | 12,000[1] | $ 7.65 | 11/19/2014 |
| | 2,360 | 1,180[2] | 9.95 | 11/16/2012 |
| | 8,000 | 0 | 5.38 | 11/04/2010 |
| Matthew C. Wolsfeld | 0 | 9,000[1] | 7.65 | 11/19/2014 |
| | 8,634 | 4,316[2] | 9.95 | 11/16/2012 |
| | 8,000 | 0 | 5.38 | 11/04/2010 |

(1) These options were granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan. These options vest over a three-year period, with one-third of the underlying shares vesting on each of November 20, 2010, 2011 and 2012 so long as the individual remains an employee of NTIC as of such date. These options expire on November 19, 2014 or earlier if the individual leaves the employ of NTIC. Upon the occurrence of a change in control, the unvested and unexercisable options described in this table will be accelerated and become fully vested and immediately exercisable as of the date of the change in control. For more information, we refer you to the discussion below under the heading "—Stock Incentive Plans."

(2) These options were granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan. These options vest over a three-year period, with one-third of the underlying shares vesting on each of November 16, 2008, 2009 and 2010 so long as the individual remains an employee of NTIC as of such date. These options expire on November 16, 2012 or earlier if the individual leaves the employ of NTIC. Upon the occurrence of a change in control, the unvested and unexercisable options described in this table will be accelerated and become fully vested and immediately exercisable as of the date of the change in control. For more information, we refer you to the discussion below under the heading "—Stock Incentive Plans."

## Stock Incentive Plans

We have two stock incentive plans under which stock options are currently outstanding – the Northern Technologies International Corporation 2007 Stock Incentive Plan and the Northern Technologies International Corporation 2000 Stock Incentive Plan. Upon the approval of the 2007 plan by our stockholders in January 2007, we terminated the 2000 plan with respect to any future grants and thus any future grants of stock options or other stock incentive awards will be made under the 2007 plan. We have proposed to amend and restate the 2007 plan incorporating certain amendments. We refer you to the information under the heading "Proposal Two—Approval of Northern Technologies International Corporation Amended and Restated 2007 Stock Incentive Plan.

Under the terms of the 2007 plan, our named executive officers, in addition to other employees and individuals, are eligible to receive stock-based compensation awards, such as stock options, stock appreciation rights, restricted stock awards, stock bonuses and performance awards. To date, only incentive and non-statutory stock options and stock bonuses have been granted under the plan. The plan contains both an overall limit on the number of shares of our common stock that may be issued, as well as individual and other grant limits.

Incentive stock options must be granted with a per share exercise price equal to at least the fair market value of a share of our common stock on the date of grant. For purposes of the plan, the fair market value of our common stock is the mean between the reported high and low sale price of our common stock, as reported by the NASDAQ Global Market. We generally set the per share exercise price of all stock options granted under the plan at an amount equal to the fair market value of a share of our common stock on the date of grant.

Except in connection with certain specified changes in our corporate structure or shares, the Board of Directors or Compensation Committee may not, without prior approval of our stockholders, seek to effect any re-pricing of any previously granted, "underwater" option by amending or modifying the terms of the underwater option to lower the exercise price, cancelling the underwater option and granting replacement options having a lower exercise price, or other incentive award in exchange, or repurchasing the underwater options and granting new incentive awards under the plan. For purposes of the plan, an option is deemed to be "underwater" at any time when the fair market value of our common stock is less than the exercise price.

Options will become exercisable at such times and in such installments as may be determined by the Board of Directors, provided that options may not be exercisable after 10 years from their date of grant. We generally provide for the vesting of stock options in equal annual installments over a three-year period commencing on the one-year anniversary of the date of grant and for option terms of five years.

Optionees may pay the exercise price of stock options in cash, except that the Compensation Committee may allow payment to be made (in whole or in part) by (1) using a broker-assisted cashless exercise procedure pursuant to which the optionee, upon exercise of an option, irrevocably instructs a broker or dealer to sell a sufficient number of shares of our common stock or loan a sufficient amount of money to pay all or a portion of the exercise price of the option and/or any related withholding tax obligations and remit such sums to us and directs us to deliver stock certificates to be issued upon such exercise directly to such broker or dealer; or (2) using a cashless exercise procedure pursuant to which the optionee surrenders to us shares of our common stock either underlying the option or that are otherwise held by the optionee.

Under the terms of the plan, unless otherwise provided in a separate agreement, if a named executive officer's employment or service with our company terminates for any reason, the unvested portion of the option will immediately terminate and the executive's right to exercise the then vested portion of the option will:

- immediately terminate if the executive's employment or service relationship with our company terminated for "cause";
- continue for a period of 12 months if the executive's employment or service relationship with our company terminates as a result of the executive's death, disability or retirement; or
- continue for a period of three months if the executive's employment or service relationship with our company terminates for any reason, other than for cause or upon death, disability or retirement.

As set forth in the plan, the term "cause" is as defined in any employment or other agreement or policy applicable to the named executive officer or, if no such agreement or policy exists, means (i) dishonesty, fraud, misrepresentation, embezzlement or other act of dishonesty with respect to us or any subsidiary, (ii) any unlawful or criminal activity of a serious nature, (iii) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the overall duties, or

(iv) any material breach of any employment, service, confidentiality or non-compete agreement entered into with us or any subsidiary.

As described in more detail under the heading "—Post-Termination Severance and Change in Control Arrangements" if there is a change in control of our company, then, under the terms of agreements evidencing options granted to our named executive officers and other employees under the plan, all outstanding options will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the executive to whom such options have been granted remains in the employ or service of us or any of our subsidiaries.

The terms of our 2000 plan are substantially similar to the terms of our 2007 plan.

**Post-Termination Severance and Change in Control Arrangements**

All of our named executive officers are employed "at will" and are not entitled to any severance or other payments under an agreement upon their termination of employment with us, whether such termination is by us without cause or otherwise. In addition, except with respect to their outstanding stock options which are subject to the terms and conditions of the plans under which they were granted, none of our named executive officers have any change in control agreements with us that entitle them to any payments or benefits upon a change in control of our company.

Under the terms of our stock incentive plans, options granted under these plans will become fully exercisable upon a "change in control" of our company. For purposes of these plans, a "change in control" means:

- the sale, lease, exchange or other transfer of all or substantially all of our assets to a corporation that is not controlled by us;
- the approval by our stockholders of any plan or proposal for our liquidation or dissolution;
- certain merger or business combination transactions;
- more than 40 percent of our outstanding voting shares are acquired by any person or group of persons who did not own any shares of common stock on the effective date of the plan; and
- certain changes in the composition of our Board of Directors.

If a change in control of NTIC had occurred on August 31, 2010, the number of options indicated in the table below held by each of our named executive officers would have been automatically accelerated and exercisable. The estimated value of the automatic acceleration of the vesting of unvested stock options held by a named executive officer as of August 31, 2010 is also indicated in the table below and is based on the difference between: (i) the market price of the shares of our common stock underlying the unvested stock options held by such officer as of August 31, 2010 (based on the closing sale price of our common stock on August 31, 2010 — $9.77), and (ii) the exercise price of the options.

| Executive Officer | Number of Unvested Options Subject to Automatic Acceleration | Estimated Value of Automatic Acceleration of Vesting |
|---|---|---|
| G. Patrick Lynch .................. | 13,180 | $ 25,440 |
| Matthew C. Wolsfeld .......... | 13,316 | 19,080 |

### Indemnification Agreements

We have entered into agreements with all of our executive officers under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he is or was one of our executive officers. We will be obligated to pay these amounts only if the executive officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the executive officer had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

## RELATED PERSON RELATIONSHIPS AND TRANSACTIONS

Please see "Director Compensation" and "Executive Compensation" for information regarding consulting arrangements we have with two of our current directors and one former director and the other compensation arrangements with our directors and executive officers during fiscal 2010.

## PROPOSAL TWO — APPROVAL OF NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AMENDED AND RESTATED 2007 STOCK INCENTIVE PLAN

### Background

On November 19, 2010, the Board of Directors, upon recommendation of the Compensation Committee, approved the Northern Technologies International Corporation Amended and Restated 2007 Stock Incentive Plan (referred to in this section as the "Amended and Restated 2007 Plan" or the "plan"), subject to approval by our stockholders at the Annual Meeting.

The Amended and Restated 2007 Plan includes a number of changes from our currently existing Northern Technologies International Corporation 2007 Stock Incentive Plan (the "2007 Plan"), which are described in more detail under the heading "Comparison of Amended and Restated 2007 Plan to Current 2007 Plan" below, including an increase in the number of shares of common stock available for issuance under the plan from 400,000 shares to 800,000 shares plus the number of shares subject to awards outstanding under our prior Northern Technologies International Corporation 2000 Stock Incentive Plan as of the date of stockholder approval of the Amended and Restated 2007 Plan but only to the extent that such outstanding awards are forfeited, expire or otherwise terminate without the issuance of such shares.

The Amended and Restated 2007 Plan allows us to award eligible recipients:

- options to purchase shares of our common stock that qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("incentive options");

- options to purchase shares of our common stock that do not qualify as incentive options ("non-statutory options");

- rights to receive a payment from us, in the form of shares of our common stock, cash or a combination of both, equal to the difference between the fair market value of one or more shares of our common stock and a specified exercise price of such shares ("stock appreciation rights" or "SARs");

- shares of our common stock that are subject to certain forfeiture and transferability restrictions ("restricted stock awards");

- rights to receive the fair market value of one or more shares of our common stock, payable in cash, shares of our common stock, or a combination of both, the payment, issuance, retention and/or vesting of which is subject to the satisfaction of specified conditions, which may include achievement of specified objectives ("stock unit awards");

- rights to receive an amount of cash, a number of shares of our common stock, or a combination of both, contingent upon achievement of specified objectives during a specified period ("performance awards"); and

- rights to receive an award of shares of our common stock ("stock bonuses").

In the following discussion, we refer to both incentive options and non-statutory options as "options," and to options, stock appreciation rights, restricted stock awards, stock unit awards, performance awards and stock bonuses as "incentive awards."

Our stockholders are being asked to approve the Amended and Restated 2007 Plan in order to satisfy rules and regulations of the NASDAQ Stock Market relating to equity compensation, to qualify compensation under the Amended and Restated 2007 Plan as performance-based for purposes of Section 162(m) of the Code, and to qualify stock options for treatment as incentive stock options for purposes of Section 422 of the Code. If our stockholders do not approve the Amended and Restated 2007 Plan, the Northern Technologies International Corporation 2007 Stock Incentive Plan as it currently exists will remain in effect until it expires or is terminated in accordance with its terms.

**Reasons Why You Should Vote in Favor of the Approval of the Amended and Restated 2007 Plan**

The Board of Directors recommends a vote for the approval of the Amended and Restated 2007 Plan because the Board of Directors believes the Amended and Restated 2007 Plan is in the best interests of our company and our stockholders for the following reasons:

- *Aligns directors, employee and stockholder interests.* We currently provide long-term incentives primarily in the form of stock option grants to our non-employee directors, executive officers and other key employees. We believe that our stock-based compensation programs help align the interests of our directors, executive officers and other key employees with our stockholders. We believe that our long-term stock-based incentives help promote long-term retention of our employees and encourage ownership of our common stock. If the Amended and Restated 2007 Plan is approved, we will be able to maintain our means of aligning the interests of our directors, executive officers and other key employees with the interests of our stockholders.

- *Attracts and retains talent.* Talented, motivated and effective directors, executives and employees are essential to executing our business strategies. Stock-based and annual cash incentive compensation has been an important component of total compensation at our company for many years because such compensation enables us to effectively recruit executives and other employees while encouraging them to act and think like owners of our company. If the Amended and Restated 2007 Plan is approved, we believe we will maintain our ability to offer competitive compensation packages to both retain our best performers and attract new talent.

- *Supports our pay-for-performance philosophy.* We believe that stock-based compensation, by its very nature, is performance-based compensation. We use incentive compensation to help reinforce desired financial and other business results to our executives and to motivate them to make decisions to produce those results.

- *Avoids disruption in our compensation programs.* The approval of the Amended and Restated 2007 Plan by our stockholders is critical because there may be an insufficient number of shares of our common stock available for issuance under the currently existing Northern Technologies International Corporation 2007 Stock Incentive Plan to cover anticipated future grants during the next year or so. If the Amended and Restated 2007 Plan is approved, we will not have to restructure our existing compensation programs for reasons that are not directly related to the achievement of our financial and other business objectives. To remain competitive without stock-based compensation arrangements, it likely will be necessary to replace components of compensation previously awarded in equity with cash or with other instruments that may not necessarily align director, executive officer and employee interests with those of our stockholders as well as stock-based awards do. Additionally, replacing equity with cash will increase cash compensation expense and use cash that would be better utilized toward other strategic purposes, such as research and development and advancing our new businesses.

- *Protects stockholder interests and embraces sound stock-based compensation practices.* As described in more detail below under the heading "Summary of Sound Governance Features of the Amended and Restated 2007 Plan," the Amended and Restated 2007 Plan includes a number of features that are consistent with the interests of our stockholders and sound corporate governance practices.

**Summary of Sound Governance Features of the Amended and Restated 2007 Plan**

The Board of Directors and Compensation Committee believe that the Amended and Restated 2007 Plan contains several features that are consistent with the interests of our stockholders and sound corporate governance practices, including the following:

- *No "evergreen" provision.* The number of shares of our common stock available for issuance under the Amended and Restated 2007 Plan is fixed and will not adjust based upon the number of outstanding shares of our common stock. We currently expect the increased number of shares authorized for issuance under the Amended and Restated 2007 Plan will last between three to four years, at which time we expect to ask our stockholders to approve an additional share authorization or a new plan with a new share authorization.

- *Will not be excessively dilutive to our stockholders.* Subject to adjustment, the maximum number of shares of our common stock available for issuance under the Amended and Restated 2007 Plan is 800,000 shares, plus the number of shares subject to awards outstanding under our prior 2000 Plan as of the date of stockholder approval of the Amended and Restated 2007 Plan but only to the extent that such outstanding awards are forfeited, expire or otherwise terminate without the issuance of such shares. As of November 23, 2010, an aggregate of 109,734 shares of common stock were available for issuance under the currently existing 2007 plan. Other than the Northern Technologies Employee Stock Purchase Plan under which 78,044 shares of common stock remain available for issuance, we do not have any other stock-based compensation plans under which shares of our common stock are available for issuance but not subject to any outstanding awards. As of November 23, 2010, we had outstanding options to purchase an aggregate of 209,805 shares of our common stock with a weighted average exercise price of $9.09 and a weighted average remaining term of 3.57 years outstanding under our currently existing 2007 plan and our prior 2000 plan. We do not expect to grant any new awards under the 2007 plan between November 23, 2010 and the Annual Meeting.

- *Limit on number of "full value" awards.* No more than 600,000 of the shares authorized for issuance under the Amended and Restated 2007 Plan may be issued pursuant to "full value" awards, which are awards other than stock options or SARs that are settled by the issuance of shares of our common stock.

- *No "recycling" of shares from exercised stock options or SARs.* Shares withheld to satisfy tax withholding obligations on awards or to pay the exercise price of awards and any shares not issued or delivered as a result of a "net exercise" of a stock option will not become available for issuance as future award grants under the Amended and Restated 2007 Plan.

- *No reload stock options or SARs.* Reload stock options and SARs are not authorized under the Amended and Restated 2007 Plan.

- *Stock option and SAR exercise prices will not be lower than the fair market value on the grant date.* The Amended and Restated 2007 Plan prohibits granting stock options and SARs with exercise prices lower than 100% fair market value of a share of our common stock on the grant date (or 110% of the fair market value in the case of an incentive option and if the participant owns more than 10% of the total combined voting power of all classes of our stock), except in connection with certain mergers, consolidations, acquisitions of property or stock, reorganizations or other similar transactions.

- *No repricing or exchange without stockholder approval.* The Amended and Restated 2007 Plan prohibits the repricing of outstanding "underwater" stock options or SARs without stockholder approval, except for any adjustments required in connection with certain corporate transactions. Repricing is broadly defined to include amendments or modifications to the terms of an outstanding stock option or SAR to lower the exercise or grant price or cancelling an outstanding stock option or SAR in exchange for cash, other awards or other stock options or SARs having a lower exercise price.

- *Stock options, SARs and unvested performance awards are not entitled to dividend equivalent rights.* Stock option, SAR and unvested performance award holders have no rights as stockholders with respect to the shares underlying their awards until their stock options, SARs or unvested performance awards are exercised or vested and shares are issued. As a result, stock options and SARs and unvested performance awards, the vesting of which is based on the achievement of performance goals, under the Amended and Restated 2007 Plan have no dividend equivalent rights associated with them.

- *Stockholder approval is required for material revisions to the plan.* The Amended and Restated 2007 Plan requires stockholder approval of material revisions to the plan.

- *Members of the committee administering the plan are non-employee, independent and outside directors.* Except with respect to the grant of awards under the plan, the Amended and Restated 2007 Plan will continue to be administered by the Compensation Committee, which is comprised of two or more members of the Board of Directors who are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, "independent directors" under the listing standards of NASDAQ, the rules and regulations of the SEC and applicable law, and "outside directors" within the meaning of Section 162(m) of the Code.

- *"Clawback" provisions.* The Amended and Restated 2007 Plan contains "clawback" provisions, which provide that if a participant is determined by the committee to have taken action that would constitute "cause" or an "adverse action," as those terms are defined in the Amended and Restated 2007 Plan, during or within one year after the termination of the participant's employment or other service, all rights of the participant under the plan and any agreements evidencing an award then held by the participant will terminate and be forfeited and the committee may require the participant to surrender and return to us any shares received, and/or to disgorge any profits or any other economic value made or realized by the participant in connection with any awards or any shares issued upon the exercise or vesting of any awards during or within one year after the termination of the participant's employment or other service.

**Comparison of Amended and Restated 2007 Plan to Current 2007 Plan**

As mentioned above, if the Amended and Restated 2007 Plan is approved by our stockholders, it will replace in its entirety the currently existing 2007 Plan. The following are some of the material differences between the Amended and Restated 2007 Plan and the currently existing 2007 Plan:

- *Number of Shares Available.* The number of shares of our common stock authorized for issuance under the Amended and Restated 2007 Plan will be 800,000 shares plus the number of shares subject to awards outstanding under our prior Northern Technologies International Corporation 2000 Stock Incentive Plan as of the date of stockholder approval of the Amended and Restated 2007 Plan but only to the extent that such outstanding awards are forfeited, expire or otherwise terminate without the issuance of such shares. The currently existing 2007 Plan authorizes 400,000 shares of our common stock for issuance.

- *"Clawback" Provisions and Sarbanes-Oxley Forfeiture Standard.* Unlike the currently existing 2007 Plan, the Amended and Restated 2007 Plan provides for the "clawback" provisions discussed above and expressly incorporates the Sarbanes-Oxley Act of 2002 automatic forfeiture standard for certain participants in connection with material noncompliance, as a result of misconduct, resulting in an accounting restatement.

- *Broader No Repricing Provision.* The Amended and Restated 2007 Plan prohibits the repricing of outstanding "underwater" stock options or SARs without stockholder approval, except for any adjustments required in connection with certain corporate transactions. Repricing is broadly defined to include amendments or modifications to the terms of an outstanding stock option or SAR to lower the exercise or grant price or cancelling an outstanding stock option or SAR in exchange for cash, other awards or other stock options or SARs having a lower exercise price.

- *Extension of Plan Term.* The term of the Amended and Restated 2007 Plan will be extended to January 19, 2020, which is 10 years from the date of anticipated approval of the Amended and Restated 2007 Plan.

**Summary of the Amended and Restated 2007 Plan**

The major features of the Amended and Restated 2007 Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the Amended and Restated 2007 Plan, a copy of which may be obtained from us. A copy of the Amended and Restated 2007 Plan also has been filed electronically with the Securities and Exchange Commission as an appendix to this proxy statement, and is available through the SEC's website at *http://www.sec.gov*.

*Purpose.* The purpose of the Amended and Restated 2007 Plan is to advance the interests of our company and its stockholders by enabling us to attract and retain qualified individuals through opportunities for equity participation in our company, and to reward those individuals who contribute to the achievement of our economic objectives.

*Eligibility.* All employees (including officers and directors who are also employees), non-employee directors, consultants, advisors and independent contractors of Northern Technologies International Corporation or any subsidiary will be eligible to receive incentive awards under the Amended and Restated 2007 Plan. As of November 23, 2010, there were approximately 70 persons who would be eligible to receive awards under the Amended and Restated 2007 Plan. Although not necessarily indicative of future grants under the Amended and Restated 2007 Plan, 30 employees or 43% of the approximately 70 eligible recipients have been granted awards under our currently existing Northern Technologies International Corporation 2007 Stock Incentive Plan.

*Shares Available for Issuance.* The maximum number of shares of our common stock available for issuance under the Amended and Restated 2007 Plan is 800,000 plus the number of shares subject to awards outstanding under our prior Northern Technologies International Corporation 2000 Stock incentive Plan as of the date of stockholder approval of the Amended and Restated 2007 Plan but only to the extent that such outstanding awards are forfeited, expire or otherwise terminate without the issuance of such shares. The number of shares available for issuance under the Amended and Restated 2007 Plan is subject to increase to the extent that we issue shares or incentive awards under the Amended and Restated 2007 Plan in connection with certain merger and acquisition transactions, or assume any plan in a merger or acquisition transaction. However, any available shares in an assumed plan may only be utilized to the extent permitted under the Listing Rules of the NASDAQ Stock Market.

Shares of our common stock that are issued under the Amended and Restated 2007 Plan or that are potentially issuable pursuant to outstanding incentive awards reduce the number of shares remaining available. All shares so subtracted from the amount available under the plan with respect to an incentive award that lapses, expires, is forfeited or for any reason is terminated, unexercised or unvested and any shares of our common stock that are subject to an incentive award that is settled or paid in cash or any other form other than shares of our common stock will automatically again become available for issuance under the plan. However, any shares not issued due to the exercise of an option by a "net exercise" or the tender or attestation as to ownership of previously acquired shares (as described below), as well as shares covered by a stock appreciation right, to the extent exercised, and shares withheld by us to satisfy any tax withholding obligations will not again become available for issuance under the plan. Any shares of our common stock that we repurchase on the open market using the proceeds from the exercise of an award under the Amended and Restated 2007 Plan will not increase the number of shares available for future grants of awards under the Amended and Restated 2007 Plan.

*Grant Limits.* Under the terms of the Amended and Restated 2007 Plan:

- no participant may be granted options or stock appreciation rights relating to more than 200,000 shares of our common stock in the aggregate during any calendar year;

- no participant may be granted restricted stock awards, stock unit awards, performance awards or stock bonuses relating to more than 200,000 shares of our common stock in the aggregate during any calendar year; and

- no more than 800,000 shares of our common stock may be issued pursuant to the exercise of incentive options; and

- no more than 600,000 shares of our common stock may be issued or issuable in connection with restricted stock grants, stock unit awards, performance awards and stock bonuses;

provided, however, that the individual award limits set forth above will be 250,000 shares and 250,000 shares, respectively, as to a participant who, during the calendar year, is first appointed or elected as an officer, hired as an employee, elected as a director or retained as a consultant by us or who receives a promotion that results in an increase in responsibilities or duties. All of the share limitations in the Amended and Restated 2007 Plan may be adjusted to reflect changes in our corporate structure or shares, as described below. In addition, the limits on individual equity awards and on the number of shares that may be issued as incentive options or other incentive awards will not apply to certain incentive awards granted upon our assumption or substitution of like awards in any merger or acquisition.

*Adjustments.* In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin-off) or any other similar change in our corporate structure or shares, we must adjust:

- the number and kind of securities available for issuance under the Amended and Restated 2007 Plan; and

- in order to prevent dilution or enlargement of the rights of participants, the number, kind and, where applicable, the exercise price of securities subject to outstanding incentive awards.

*Administration.* The Amended and Restated 2007 Plan will be administered by our Board of Directors or by a committee of the Board. Any such committee will consist of at least two members of the Board, all of whom are "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, who are "independent" as required by the listing standards of the NASDAQ Stock Exchange and who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. We expect both the Board of Directors and the Compensation Committee of the Board of Directors to administer the Amended and Restated 2007 Plan. The Board of Directors or the committee administering the Amended and Restated 2007 Plan is referred to as the "committee." The committee may delegate its duties, power and authority under the Amended and Restated 2007 Plan to any of our officers to the extent consistent with applicable Delaware corporate law, except with respect to participants subject to Section 16 of the Securities Exchange Act of 1934.

The committee has the authority to determine all provisions of incentive awards consistent with terms of the Amended and Restated 2007 Plan, including, the eligible recipients who will be granted one or more incentive awards under the Amended and Restated 2007 Plan, the nature and extent of the incentive awards to be made to each participant, the time or times when incentive awards will be granted, the duration of each incentive award, and the restrictions and other conditions to which the payment or vesting of incentive awards may be subject. The committee has the authority to pay the economic value of any incentive award in the form of cash, our common stock or any combination of both, and may amend or modify the terms of outstanding incentive awards (except for any prohibited "re-pricing" of options, discussed below) so long as the amended or modified terms are permitted under the Amended and Restated 2007 Plan and any adversely affected participant has consented to the amendment or modification.

In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, extraordinary dividend or divestiture (including a spin off) or any other similar change in corporate structure or shares; any purchase, acquisition, sale, disposition or write-down of a significant amount of assets or a significant business; any change in accounting principles or practices, tax laws or other such laws or provisions affecting reported results; any uninsured catastrophic losses or extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 or in management's discussion and analysis of financial performance appearing in our annual report to stockholders for the applicable year; or any other similar change, in each case with respect to our company or any other entity whose performance is relevant to the grant or vesting of an incentive award, the committee (or, if our company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) may, without the consent of any affected participant, amend or modify the vesting criteria of any outstanding incentive award that is based in whole or in part on the financial performance of our company (or any subsidiary or division or other subunit thereof) or such other entity so as equitably to reflect such event, with the desired result that the criteria for evaluating such financial performance of our company or such other entity will be substantially the same (in the sole discretion of the committee or the board of directors of the surviving corporation) following such event as prior to such event; provided, however, that the amended or modified terms are permitted by the Amended and Restated 2007 Plan as then in effect.

The committee may, in its sole discretion, amend the terms of the Amended and Restated 2007 Plan or incentive awards with respect to participants resident outside of the United States or employed by a non-U.S. subsidiary in order to comply with local legal requirements, to otherwise protect our or subsidiary's interests, or to meet objectives of the Amended and Restated 2007 Plan, and may, where appropriate, establish one or more sub-plans for the purposes of qualifying for preferred tax treatment under foreign tax laws. This authority does not, however, permit the committee to take any action:

- to reserve shares or grant incentive awards in excess of the limitations provided in the Amended and Restated 2007 Plan;
- to effect any re-pricing of options, as discussed below;
- to grant options or stock appreciation rights having an exercise price less than 100% of the "fair market value" (as defined below) of one share of our common stock on the date of grant; or
- for which stockholder approval would then be required pursuant to Section 422 of the Code or the Listing Rules of the NASDAQ Stock Market or other applicable market or exchange.

Except in connection with certain specified changes in our corporate structure or shares, the committee may not, without prior approval of our stockholders, seek to effect any re-pricing of any previously granted, "underwater" option or stock appreciation right by:

- amending or modifying the terms of the underwater option or stock appreciation right to lower the exercise price;
- canceling the underwater option or stock appreciation right in exchange for cash, replacement options or stock appreciation rights having a lower exercise price, or other incentive awards; or
- repurchasing the underwater options and stock appreciation rights and granting new incentive awards under the Amended and Restated 2007 Plan.

For purposes of the Amended and Restated 2007 Plan, an option or stock appreciation right is deemed to be "underwater" at any time when the fair market value of the our common stock is less than the exercise price.

*Options.* The exercise price to be paid by a participant at the time an option is exercised may not be less than 100% of the fair market value of one share of our common stock on the date of grant (or 110% of the fair market value of one share of our common stock on the date of grant of an incentive option if the participant owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of NTIC or any parent or subsidiary). However, in the event options are granted as a result of our assumption or substitution of options in a merger or acquisition, the exercise price will be the price determined by the committee pursuant to the conversion terms applicable to the transaction. At any time while the our common stock is listed on the NASDAQ Stock Market, "fair market value" under the Amended and Restated 2007 Plan means the mean between the reported high and low sale price of a share at the end of the regular trading session as reported by the NASDAQ Global Market as of the date in question (or, if no shares were traded on such date, the next preceding day on which there was such a trade. As of November 23, 2010, the closing sale price of a share of our common stock on the NASDAQ Global Market was $14.03.

The total purchase price of the shares to be purchased upon exercise of an option will be paid entirely in cash; provided, however, that the committee may allow exercise payments to be made, in whole or in part, by delivery of a broker exercise notice (pursuant to which a broker or dealer is irrevocably instructed to sell enough shares or loan the optionee enough money to pay the exercise price and to remit such sums to us), by tender or attestation as to ownership of shares of our common stock that are acceptable to the committee, by a "net exercise" of the option (as further described below) or by a combination of such methods. In the case of a "net exercise" of an option, we will not require a payment of the exercise price of the option from the participant but will reduce the number of shares of our common stock issued upon the exercise by the largest number of whole shares having a fair market value that does not exceed the aggregate exercise price for the shares exercised. Any shares of our common stock tendered or covered by an attestation will be valued at their fair market value on the exercise date.

Options may be exercised in whole or in installments, as determined by the committee, and the committee may impose conditions or restrictions to the exercisability of an option, including that the participant remain continuously employed by us for a certain period or that the participant or us (or any subsidiary, division or other subunit of our company) satisfy certain specified objectives. An option may not become exercisable, nor remain exercisable after 10 years from its date of grant (five years from its date of grant in the case of an incentive option if the participant owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of our company or any parent or subsidiary).

Options may, but need not, include a provision whereby the participant may elect at any time before the participant's employment or service terminates to exercise the option as to any part or all of the shares subject to the option prior to the full vesting of the option. Any unvested shares so purchased will be subject to a repurchase option in favor of us and to any other restriction the committee determines to be appropriate.

*Stock Appreciation Rights.* A stock appreciation right is the right to receive a payment from us, in the form of shares of our common stock, cash or a combination of both, equal to the difference between the fair market value of one or more shares of our common stock and a specified exercise price of such shares. Stock appreciation rights will be subject to such terms and conditions, if any, consistent with the other provisions of the plan, as may be determined by the committee. The committee will have the sole discretion to determine the form in which payment of the economic value of stock appreciation rights will be made to a participant (i.e., cash, our common stock or any combination thereof) or to consent to or disapprove the election by a participant of the form of such payment.

The exercise price of a stock appreciation right will be determined by the committee, in its discretion, at the date of grant but may not be less than 100% of the fair market value of one share of our common stock on the date of grant, except as provided below in connection with certain "tandem" grants (as further defined below). However, in the event that stock appreciation rights are granted as a result of our assumption or substitution of stock appreciation rights in a merger or acquisition, the exercise price will be the price determined by the committee pursuant to the conversion terms applicable to the transaction.

A stock appreciation right will become exercisable at such time and in such installments as may be determined by the committee in its sole discretion at the time of grant; provided, however, that no stock appreciation right may be exercisable after 10 years from its date of grant.

Stock appreciation rights may be granted alone or in addition to other incentive awards, or in tandem with an option, either at the time of grant of the option or at any time thereafter during the term of the option. A stock appreciation right granted in tandem with an option shall cover the same number of shares of our common stock as covered by the option (or such lesser number as the committee may determine), shall be exercisable at such time or times and only to the extent that the related option is exercisable, have the same term as the option and will have an exercise price equal to the exercise price for the option. Upon the exercise of a stock appreciation right granted in tandem with an option, the option shall be canceled automatically to the extent of the number of shares covered by such exercise; conversely, upon exercise of an option having a related stock appreciation right, the stock appreciation right will be canceled automatically to the extent of the number of shares covered by the option exercise.

*Restricted Stock Awards*. A restricted stock award is an award of our common stock that vests at such times and in such installments as may be determined by the committee and, until it vests, is subject to restrictions on transferability and the possibility of forfeiture. The committee may impose such restrictions or conditions to the vesting of restricted stock awards as it deems appropriate, including that the participant remain continuously employed by us for a certain period or that the participant or us (or any subsidiary, division or other subunit of our company) satisfy specified objectives. To enforce the restrictions, the committee may place a legend on the stock certificates referring to such restrictions and may take other steps to enforce the restrictions.

Unless the committee determines otherwise, any dividends (including regular quarterly cash dividends) or distributions paid with respect to shares of our common stock subject to the unvested portion of a restricted stock award will be subject to the same restrictions as the shares to which such dividends or distributions relate. Additionally, unless the Amended and Restated 2007 Plan provides otherwise, a participant will have all voting, liquidation and other rights with respect to shares of our common stock issued to the participant as a restricted stock award upon the participant becoming the holder of record of such shares as if the participant were a holder of record of shares of our unrestricted common stock.

*Stock Unit Awards*. A stock unit award is a right to receive the fair market value of one or more shares of our common stock, payable in cash, shares of our common stock, or a combination of both, the payment, issuance, retention and /or vesting of which is subject to the satisfaction of specified conditions, which may include achievement of specified objectives. Stock unit awards will be subject to such terms and conditions, if any, consistent with the other provisions of the Amended and Restated 2007 Plan, as may be determined by the committee; provided, however, that in all cases payment of stock unit award will be made within two and one-half months following the end of the tax year during which receipt of the stock unit award is no longer subject to a "substantial risk of forfeiture" within the meaning of Section 409A of the Internal Revenue Code (as discussed below), except upon certain conditions.

*Performance Award*. A participant may be granted one or more performance awards under the Amended and Restated 2007 Plan, and such performance awards will be subject to such terms and conditions, if any, consistent with the other provisions of the Amended and Restated 2007 Plan, as may be determined by the committee in its sole discretion, including, but not limited to, the achievement of one or more specified objectives; provided, however, that in all cases payment of the performance award will be made within two and one-half months following the end of the tax year during which receipt of the performance award is no longer subject to a "substantial risk of forfeiture" within the meaning of Section 409A of the Code, except upon certain conditions.

*Stock Bonuses*. A participant may be granted one or more stock bonuses under the Amended and Restated 2007 Plan, and such stock bonuses will be subject to such terms and conditions, if any, consistent with the other provisions of the Amended and Restated 2007 Plan, as may be determined by the committee in its sole discretion, including, but not limited to, the achievement of one or more specified objectives; provided, however, that in all cases payment of the stock bonus will be made within two and one-half months following the end of the tax year during which receipt of the stock bonus is no longer subject to a "substantial risk of forfeiture" within the meaning of Section 409A of the Code, except upon certain conditions.

*Change in Control*. In the event a "change in control" of our company occurs, then, if approved by the committee in its sole discretion either at the time of the grant of the incentive award or at any time after such grant, all options and stock appreciation rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms; all outstanding restricted stock awards will become immediately fully vested and non-forfeitable; and any conditions to the payment of stock unit awards and performance awards will lapse.

In addition, the committee in its sole discretion may determine that some or all participants holding outstanding options will receive cash in an amount equal to the excess of the fair market value of such shares immediately prior to the effective date of such change in control over the exercise price per share of the options (or, in the event that there is no excess, that such options will be terminated), and that some or all participants holding performance awards will receive, with respect to some or all of the shares subject to the performance awards, cash in an amount equal the fair market value of such shares immediately prior to the effective date of such change in control.

For purposes of the Amended and Restated 2007 Plan a "change in control" of our company occurs upon:

- the sale, lease, exchange or other transfer of substantially all of the assets of our company (in one transaction or in a series of related transaction) to a person or entity that is not controlled, directly or indirectly, by our company;

- a merger or consolidation to which our company is a party if our stockholders immediately prior to effective date of such merger or consolidation do not have "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) immediately following the effective date of such merger or consolidation of more than 80% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors; or

- a change in control of our company of a nature that would be required to be reported pursuant to Section 13 or 15(d) of the Exchange Act, whether or not our company is then subject to such reporting requirements, including, without limitation, such time as (i) any person becomes, after the effective date of the Amended and Restated 2007 Plan, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40% or more of the combined voting power of our outstanding securities ordinarily having the right to vote at elections of directors, or (ii) individuals who constitute the Board of Directors on the effective date of the Amended and Restated 2007 Plan cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the effective date of the Amended and Restated 2007 Plan whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors comprising the Board of Directors on the effective date of the 2007 plan will, for purposes of this clause (ii), be considered as though such persons were a member of the Board of Directors on the effective date of the Amended and Restated 2007 Plan

*Effect of Termination of Employment or Other Services.* If a participant ceases to be employed by, or perform other services for, us, all incentive awards held by the participant will be treated as set forth below unless provided otherwise in the agreement evidencing the incentive award or modified by the committee in its discretion as set forth below. Upon termination due to death, disability or retirement, all outstanding, exercisable options and stock appreciation rights then held by the participant will remain exercisable for a period of 12 months thereafter (but in no event after the expiration date of any such option or stock appreciation rights), all unvested restricted stock awards, all outstanding stock unit awards, performance awards and stock bonuses then held by the participant will be terminated and forfeited. Upon termination for a reason, other than death, disability or retirement, which is not also for "cause" (as defined in the Amended and Restated 2007 Plan), all outstanding options and stock appreciation rights then held by the participant will, to the extent exercisable as of such termination, remain exercisable in full for a period of three months after such termination (but in no event after the expiration date of any such option or stock appreciation right). Also, upon such termination all options and stock appreciation rights that are not exercisable; all unvested restricted stock awards; and all outstanding stock unit awards, performance awards and stock bonuses then held by the participant will be terminated and forfeited.

The committee may at any time (including on or after the date of grant or following termination), in connection with a participant's termination, cause options or stock appreciation rights held by the participant to terminate, become or continue to become exercisable and/or remain exercisable, and restricted stock awards, stock unit awards, performance awards or stock bonuses then held by the participant to, terminate, vest and/or continue to vest or become free of restrictions and conditions to payment, as the case may be.

*Forfeiture and Recoupment.* If a participant is determined by the committee to have taken any action that would constitute "cause" or an "adverse action" during or within one year after the termination of the participant's employment or other service with our company or a subsidiary, all rights of the participant under the Amended and Restated 2007 Plan and any agreements evidencing an award then held by the participant will terminate and be forfeited and the committee may require the participant to surrender and return to us any shares received, and/or to disgorge any profits or any other economic value made or realized by the participant in connection with any awards or any shares issued upon the exercise or vesting of any awards during or within one year after the termination of the participant's employment or other service. Additionally, as applicable, we may defer the exercise of any option or stock appreciation right for a period of up to six months after receipt of a participant's written notice of exercise or the issuance of share certificates upon the vesting of any incentive award for a period of up to six months after the date of such vesting in order for the committee to make any determination as to the existence of cause or an adverse action.

"Cause," with respect to any participant, means (i) dishonesty, fraud, misrepresentation, embezzlement or other act of dishonesty with respect to our company or any subsidiary, (b) any unlawful or criminal activity of a serious nature, (c) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the participant's overall duties, or (d) any material breach of any employment, service, confidentiality or non-compete agreement entered into with us or any of our subsidiaries.

An "adverse action" includes any of the following actions or conduct that the committee determines to be injurious, detrimental, prejudicial or adverse to our interests: (i) disclosing any confidential information of our company or any subsidiary to any person not authorized to receive it; (ii) engaging, directly or indirectly, in any commercial activity that in the judgment of the committee competes with our business or the business of any of our subsidiaries; or (iii) interfering with our relationships or the relationships of our subsidiaries and our and their respective employees, independent contractors, customers, prospective customers and vendors.

In addition, if we are required to prepare an accounting restatement due to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, then any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 will reimburse us for the amount of any award received by such individual under the Amended and Restated 2005 Plan during the 12-month period following the first public issuance or filing with the SEC, as the case may be, of the financial document embodying such financial reporting requirement.

*Dividend Rights.* Except as discussed above in connection with restricted stock awards, no adjustment will be made in the amount of cash payable or in the number of shares of our common stock issuable under incentive awards denominated in or based on the value of shares of our common stock as a result of cash dividends or distributions paid to stockholders generally at any time prior to the issuance of shares under incentive awards.

*Term; Termination; Amendments.* Unless terminated earlier, the Amended and Restated 2007 Plan will terminate at midnight on the day before the 10th anniversary of its approval by our stockholders. Incentive awards outstanding at the time the Amended and Restated 2007 Plan is terminated may continue to be exercised, earned or become free of restriction, according to their terms. The Board may suspend or terminate the Amended and Restated 2007 Plan or any portion of the plan at any time. In addition to the committee's authority to amend the Amended and Restated 2007 Plan with respect to participants resident outside of the United States or employed by a non-U.S. subsidiary, the Board may amend the Amended and Restated 2007 Plan from time to time in order that incentive awards under the Amended and Restated 2007 Plan will conform to any change in applicable laws or regulations or in any other respect that the Board may deem to be in our best interests; provided, however, that no amendments to the Amended and Restated 2007 Plan will be effective without stockholder approval, if it is required under Section 422 of the Internal Revenue Code or the Listing Rules of the NASDAQ Stock Market, or if the amendment seeks to increase the number of shares reserved for issuance under the Amended and Restated 2007 Plan (other than as a result of a permitted adjustment upon certain corporate events, such as stock splits) or to modify the prohibitions on underwater option re-pricing discussed above. Termination, suspension or amendment of the Amended and Restated 2007 Plan will not adversely affect any outstanding incentive award without the consent of the affected participant, except for adjustments in the event of changes in our capitalization or a "change in control" of our company.

*Transferability.* In general, no right or interest in any incentive award may be assigned or transferred by a participant, except by will or the laws of descent and distribution, or subjected to any lien or otherwise encumbered. However, a participant is entitled to designate a beneficiary to receive an incentive award on such participant's death, and in the event of such participant's death, payment of any amounts due under the Amended and Restated 2007 Plan, will be made to, and exercise of any options or stock appreciation rights may be made by, such beneficiary. Additionally, upon a participant's request, the committee may permit a participant to transfer all or a portion of a non-statutory option, other than for value, to certain of the participant's family members or related family trusts, foundations or partnerships. Permitted transferees of non-statutory options will remain subject to all the terms and conditions of the incentive award applicable to the participant.

**Federal Income Tax Consequences**

The following description of federal income tax consequences is based on current statutes, regulations and interpretations, all of which are subject to change, possibly with retroactive effect. The description does not include foreign, state or local income tax consequences. In addition, the description is not intended to address specific tax consequences applicable to directors, executive officers or greater than 10% stockholders of our company or to any individual participant who receives an incentive award under the Amended and Restated 2007 Plan.

*Incentive Options.* In general, an eligible employee will not recognize federal taxable income upon the grant or the exercise of an incentive option, and we will not be entitled to an income tax deduction upon the grant or the exercise of an incentive option. For purposes of the alternative minimum tax, however, the eligible employee will be required to treat an amount equal to the difference between the fair market value of the common stock on the date of exercise over the exercise price as an item of adjustment in computing the eligible employee's alternative minimum taxable income. If the eligible employee does not dispose of the common stock received pursuant to the exercise of the incentive option within two years after the date of the grant of the incentive option or within one year after the date of exercise of the incentive options, a subsequent disposition of the common stock generally will result in long-term capital gain or loss to such individual with respect to the difference between the amount realized on the disposition and the exercise price of the option. We will not be entitled to any income tax deduction as a result of such disposition.

If the eligible employee disposes of the common stock acquired upon exercise of the incentive option within two years after the date of the grant of the incentive option or within one year after the date of exercise of the incentive options, then in the year of such disposition, the eligible employee generally will recognize ordinary income, and we will be entitled to an income tax deduction, in an amount equal to the lesser of: (a) the excess of the fair market value of the common stock on the date of exercise over the exercise price, or (b) the amount realized upon disposition over the exercise price. Any gain in excess of such amount recognized by the eligible employee as ordinary income will be taxed to the eligible employee as short-term or long-term capital gain (depending on the period of time the eligible employee held the common stock).

*Non-Statutory Options.* An eligible employee, non-employee director or consultant will not recognize any federal taxable income upon the grant of a non-statutory option, and we will not be entitled to an income tax deduction at the time of such grant. Upon the exercise of a non-statutory option, the eligible employee, non-employee director or consultant generally will recognize ordinary income and we will be entitled to take an income tax deduction in an amount equal to the excess of the fair market value of the common stock on the date of exercise over the exercise price. Upon a subsequent sale of the common stock by the eligible employee, non-employee director or consultant, he or she will recognize short-term or long-term capital gain or loss (depending on the period of time the eligible employee held the common stock).

*Stock Appreciation Rights.* An eligible employee, non-employee director or consultant will recognize ordinary income for federal income tax purposes upon the exercise of a stock appreciation right under the Amended and Restated 2007 Plan for cash, common stock or a combination of cash and common stock, and the amount of income that the eligible employee, non-employee director or consultant will recognize will depend on the amount of cash, if any, and the fair market value of the common stock, if any, that he or she receives as a result of such exercise. We generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the eligible employee, non-employee director or consultant in the same taxable year in which the eligible employee, non-employee director or consultant recognizes such income.

*Restricted Stock Awards.* An eligible employee, non-employee director or consultant is not subject to any federal income tax when a restricted stock award is made, nor are we entitled to an income tax deduction at such time, unless the restrictions on the common stock do not present a "substantial risk of forfeiture" or the stock is "transferable," each within the meaning of Section 83 of the Internal Revenue Code. Common stock that is subject to a substantial risk of forfeiture within the meaning of Section 83 of the Internal Revenue Code is transferable within the meaning of that section if the transferee would not be subject to such risk of forfeiture after such transfer. In the year that the restricted stock award is either no longer subject to a substantial risk of forfeiture or is transferable, the eligible employee, non-employee director or consultant will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares of common stock transferred to the eligible employee, non-employee director or consultant, generally determined on the date the restricted stock award is no longer subject to a substantial risk of forfeiture, or is transferable, whichever comes first, over the amount, if any, paid for such shares.

*Stock Unit Awards, Performance Awards and Stock Bonuses.* Neither the participant nor our company incurs any federal income tax consequences as a result of the grant of a stock unit award, performance award or stock bonus. Upon payment of a stock unit award, performance award, or stock bonus in cash, the participant will include the amount paid as ordinary income in the year the payment was received; if payment is made in stock, the participant will include as ordinary income in the year of receipt an amount equal to the fair market value of the shares received. In each case, we will receive a corresponding tax deduction, (provided that the award is not otherwise subject to the limitations of Section 162(m) of the

Internal Revenue Code), when the amount is included by the participant as ordinary income, or reported as taxable income of the participant by us, pursuant to applicable information reporting requirements. At the time of a subsequent sale or disposition of any shares of our common stock issued in connection with a stock unit award, performance award or stock bonus, any gain or loss will be treated as long-term or short-term capital gain or loss, depending on the holding period from the date the shares were received.

*Excise Tax on Parachute Payments.* Parachute payments are payments to employees or independent contractors who are also officers, stockholders or highly compensated individuals that are contingent upon a change in ownership or control. In certain circumstances the grant, vesting, acceleration or exercise of options or other incentive awards could be treated as contingent on a change in ownership or control for purposes of determining the amount of a parachute payment. In general, the amount of a parachute payment would be the cash or the fair market value of the property received (or to be received) less the amount paid for such property. All or a portion of that parachute payment may be considered an excess parachute payment. If an individual were found to have received an excess parachute payment, he or she would be subject to a special 20% excise tax on the amount of the excess parachute payments, and we would not be allowed to claim any deduction with respect to such payments.

*Section 409A.* A grant may be subject to a 20% penalty tax, in addition to ordinary income tax, at the time the grant becomes vested, plus interest, if the grant constitutes deferred compensation under Section 409A of the Code and the requirements of Section 409A of the Code are not satisfied.

*Section 162(m).* Pursuant to Section 162(m) of the Code, the annual compensation paid to an individual, who on the last day of the taxable year was the chief executive officer or otherwise covered by this provision because his or her compensation was reported in the Summary Compensation Table, may not be deductible to the extent that it exceeds $1 million unless the compensation qualifies as "performance-based" under Section 162(m) of the Code. The Amended and Restated 2007 Plan has been designed to permit the committee to grant awards that qualify as "performance-based" for purposes of satisfying the conditions of Section 162(m) of the Code.

*Excise Tax on Parachute Payments.* Unless otherwise provided in a separate agreement between a participant and us, if, with respect to a participant, the acceleration of the vesting of an award or the payment of cash in exchange for all or part of an award, together with any other payments that such participant has the right to receive from us, would constitute a "parachute payment" then the payments to such participant will be reduced to the largest amount as will result in no portion of such payments being subject to the excise tax imposed by Section 4999 of the Code. Such reduction, however, will only be made if the aggregate amount of the payments after such reduction exceeds the difference between the amount of such payments absent such reduction minus the aggregate amount of the excise tax imposed under Section 4999 of the Code attributable to any such excess parachute payments. If such provisions are applicable and if an employee will be subject to a 20% excise tax on any "excess parachute payment" pursuant to Section 4999 of the Code, we will be denied a deduction with respect to such excess parachute payment pursuant to Section 280G of the Code.

**Incentive Awards Granted Under the Amended and Restated 2007 Plan**

We have not provided a new plan benefits table or the benefits or amounts that would have been received by or allocated to participants for the last completed fiscal year under the Amended and Restated 2007 Plan for the last completed fiscal year if the Amended and Restated 2007 Plan had then been in effect because all awards made under the Amended and Restated 2007 Plan will be made at the discretion of the Board of Directors. However, on an annual basis, each non-employee director receives effective as of the first business day of September a non-statutory option to purchase 4,000 shares of our common stock and our Chairman of the Board receives an additional option to purchase an additional 2,000 shares of our common stock. In addition, each new non-employee director receives effective as of the first date of such director's election or appointment a non-statutory option to purchase a pro rata portion of 4,000 shares of our common stock.

Except as described above, no information can be provided with respect to the number or types of awards that may be granted to particular eligible recipients or groups of recipients in the future under the Amended and Restated 2007 Plan. Such awards are within the discretion of the committee administering the plan and the committee has not determined any other future awards or who might receive them.

As of the date of this proxy statement, we had granted options and other incentive awards under the currently existing 2007 Plan as follows:

| Name and Position | Number of Shares Underlying Options | Number of Stock Bonuses |
|---|---|---|
| G. Patrick Lynch<br>*President and Chief Executive Officer* | 15,540 | 11,422 |
| Matthew C. Wolsfeld<br>*Chief Financial Officer and Corporate Secretary* | 21,950 | 12,079 |
| Executive Group | 37,490 | 23,501 |
| Non-Executive Director Group | 110,832 | 0 |
| All Other Employee Group | 64,150 | 54,293 |

(1) Does not include shares underlying options granted under the Northern Technologies International Corporation 2000 Stock Incentive Plan.

### Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes outstanding options under NTIC's equity compensation plans as of August 31, 2010. NTIC's equity compensation plans as of August 31, 2010 were the Northern Technologies International Corporation 2007 Stock Incentive Plan, the Northern Technologies International Corporation 2000 Stock Incentive Plan and the Northern Technologies International Corporation Employee Stock Purchase Plan. No future options or other incentive awards will be granted under the Northern Technologies International Corporation 2000 Stock Incentive Plan.

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders: | 232,472(1)(2) | $ 8.35 | 242,725(3) |
| Equity compensation plans not approved by security holders | — | — | — |
| **Total** | 232,472(1)(2) | $ 8.35 | 242,725(3) |

(1) Amount includes shares of NTIC common stock issuable upon the exercise of stock options outstanding as of August 31, 2010 under the Northern Technologies International Corporation 2007 Stock Incentive Plan and the Northern Technologies International Corporation 2000 Stock Incentive Plan.

(2) Excludes employee stock purchase rights accruing under the Northern Technologies International Corporation Employee Stock Purchase Plan. Under such plan, each eligible employee may purchase up to 2,000 shares of NTIC common stock at semi-annual intervals on February 28th or 29th (as the case may be) and August 31st each year at a purchase price per share equal to 90% of the lower of (i) the closing sales price per share of NTIC common stock on the first day of the offering period or (ii) the closing sales price per share of NTIC common stock on the last day of the offering period.

(3) Amount includes 162,420 shares remaining available at August 31, 2010 for future issuance under Northern Technologies International Corporation 2007 Stock Incentive Plan and 80,305 shares remaining available at August 31, 2010 for future issuance under the Northern Technologies International Corporation Employee Stock Purchase Plan.

## Board of Directors Recommendation

The Board of Directors unanimously recommends that our stockholders vote **FOR** approval of the Northern Technologies International Corporation Amended and Restated 2007 Stock Incentive Plan.

## PROPOSAL THREE — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has selected Baker Tilly Virchow Krause, LLP (formerly Virchow Krause & Company LLP) to serve as our independent registered public accounting firm for the fiscal year ending August 31, 2011. Although it is not required to do so, the Board of Directors is asking our stockholders to ratify the Audit Committee's selection of Baker Tilly Virchow Krause, LLP. If our stockholders do not ratify the selection of Baker Tilly Virchow Krause, LLP, another independent registered public accounting firm will be considered by the Audit Committee of the Board of Directors. Even if the selection is ratified by our stockholders, the Audit Committee may in its discretion change the appointment at any time during the year, if it determines that such a change would be in the best interests of our company and its stockholders.

Representatives of Baker Tilly Virchow Krause, LLP will be present at the Annual Meeting to respond to appropriate questions. They will also have the opportunity to make a statement if they wish to do so.

### Audit, Audit-Related, Tax and Other Fees

The following table presents the aggregate fees billed to us by Baker Tilly Virchow Krause, LLP, our independent registered public accounting firm, for the fiscal years ended August 31, 2010 and August 31, 2009.

| | Aggregate Amount Billed by Baker Tilly Virchow Krause, LLP ($) | |
|---|---|---|
| | Fiscal 2010 | Fiscal 2009 |
| Audit Fees[(1)] | $ 129,000 | $ 129,000 |
| Audit-Related Fees[(2)] | 79,000 | 48,230 |
| Tax Fees | — | — |
| All Other Fees | — | — |

(1) These fees consisted of the audit of our annual financial statements by year, review of financial statements included in our quarterly reports on Form 10-Q and other services normally provided in connection with statutory and regulatory filings or engagements.

(2) These fees consisted of reviews of quarterly financials, reviews of registration statements, the issuance of consents, providing comfort letter for stock issuance, Sarbanes Oxley controls testing and review of SEC comment letter. The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Baker Tilly Virchow Krause, LLP and has determined that it is.

### Audit Committee Pre-Approval Policies and Procedures

Rules adopted by the Securities and Exchange Commission in order to implement requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services provided by a company's independent registered public accounting firm. All services rendered by Baker Tilly Virchow Krause, LLP to NTIC were permissible under applicable laws and regulations and all services provided to NTIC, other than de minimis non-audit services allowed under applicable law, were approved in advance by the Audit Committee in accordance with these rules. The Audit Committee has not adopted any formal pre-approval policies and procedures.

**Board of Directors Recommendation**

The Board of Directors unanimously recommends that our stockholders vote **FOR** ratification of the selection of Baker Tilly Virchow Krause, LLP, as our independent registered public accounting firm for the fiscal year ending August 31, 2011.

**Audit Committee Report**

This report is furnished by the Audit Committee of the Board of Directors with respect to NTIC's financial statements for the fiscal year ended August 31, 2010.

One of the purposes of the Audit Committee is to oversee NTIC's accounting and financial reporting processes and the audit of NTIC's annual financial statements. NTIC's management is responsible for the preparation and presentation of complete and accurate financial statements. NTIC's independent registered public accounting firm, Baker Tilly Virchow Krause, LLP, is responsible for performing an independent audit of NTIC's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report on their audit.

In performing its oversight role, the Audit Committee has reviewed and discussed NTIC's audited financial statements for the fiscal year ended August 31, 2010 with NTIC's management. Management represented to the Audit Committee that NTIC's financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has discussed with Baker Tilly Virchow Krause, LLP, NTIC's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from Baker Tilly Virchow Krause, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the Baker Tilly Virchow Krause, LLP's communications with the Audit Committee concerning independence. The Audit Committee has discussed with Baker Tilly Virchow Krause, LLP its independence and concluded that the independent registered public accounting firm is independent from NTIC and NTIC's management.

Based on the review and discussions of the Audit Committee described above, in reliance on the unqualified opinion of Baker Tilly Virchow Krause, LLP regarding NTIC's audited financial statements, and subject to the limitations on the role and responsibilities of the Audit Committee discussed above and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors that NTIC's audited financial statements for the fiscal year ended August 31, 2010 be included in its Annual Report on Form 10-K for the fiscal year ended August 31, 2010 for filing with the Securities and Exchange Commission.

This report is dated as of November 17, 2010.

*Audit Committee*

Mark J. Stone, Chair
Pierre Chenu
Soo-Keong Koh
Richard J. Nigon

## OTHER MATTERS

### Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and all persons who beneficially own more than 10 percent of the outstanding shares of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10 percent beneficial owners are also required to furnish NTIC with copies of all Section 16(a) forms they file. To our knowledge, based upon a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended August 31, 2010, none of our directors or executive officers or beneficial owners of greater than 10 percent of our common stock failed to file on a timely basis the forms required by Section 16 of the Exchange Act.

### Stockholder Proposals for 2012 Annual Meeting

Stockholders who, in accordance with Rule 14a-8 under the Exchange Act, wish to present proposals for inclusion in the proxy materials relating to the 2012 Annual Meeting of Stockholders must submit their proposals so that they are received by us at our principal executive offices no later than the close of business on August 9, 2011, unless the date of the meeting is delayed by more than 30 calendar days. The proposals must satisfy the requirements of the proxy rules promulgated by the Securities and Exchange Commission and as the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included.

Any other stockholder proposals to be presented at the 2012 Annual Meeting of Stockholders (other than a matter brought pursuant to SEC Rule 14a-8) must be given in writing to our Corporate Secretary and must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the anniversary date of the 2011 Annual Meeting of Stockholders; provided, however, that in the event that the 2012 Annual Meeting of Stockholders is not held within 30 days before or after such anniversary date, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. The proposal must contain specific information required by our Bylaws, a copy of which may be obtained by writing to our Corporate Secretary. If a proposal is not timely and properly made in accordance with the procedures set forth in our Bylaws, it will be defective and may not be brought before the meeting. If the proposal is nonetheless brought before the meeting and the Chairman of the meeting does not exercise the power and duty to declare the proposal defective, the persons named in the proxy may use their discretionary voting with respect to the proposal.

### Director Nominations for 2012 Annual Meeting

In accordance with procedures set forth in our Bylaws, NTIC stockholders may propose nominees for election to the Board of Directors only after providing timely written notice to our Corporate Secretary. To be timely, a stockholder's notice to the Corporate Secretary must be delivered to or mailed and received at NTIC's principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting with respect to which such notice is to be tendered is not held within 30 days before or after such anniversary date, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure was made, whichever first occurs. The notice must set forth, among other things:

- the nominee's name, age, business address, residence address and record address;
- the nominee's principal occupation or employment;
- the class and number of shares of NTIC capital stock which are beneficially owned by the nominee;
- signed consent to serve as a director of NTIC; and
- any other information concerning the nominee required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of directors.

Submissions must be made by mail, courier or personal delivery. E-mailed submissions will not be considered. The Nominating and Corporate Governance Committee will consider only those stockholder recommendations whose submissions comply with the procedural requirements set forth in NTIC's Bylaws. The Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as those recommended by others.

**Other Business**

Our management does not intend to present other items of business and knows of no items of business that are likely to be brought before the Annual Meeting, except those described in this proxy statement. However, if any other matters should properly come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with their best judgment on the matters.

**Copies of Fiscal 2010 Annual Report**

**We have sent or made electronically available to each of our stockholders a copy of our annual report on Form 10-K (without exhibits) for the fiscal year ended August 31, 2010. The exhibits to our Form 10-K are available by accessing the SEC's EDGAR filing database at www.sec.gov. We will furnish a copy of any exhibit to our Form 10-K upon receipt from any such person of a written request for such exhibits upon the payment of our reasonable expenses in furnishing the exhibits. This request should be sent to: Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, Attention: Stockholder Information.**

**Householding of Annual Meeting Materials**

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or NTIC's Annual Report to Stockholders may have been sent to multiple stockholders in each household. NTIC will promptly deliver a separate copy of either document to any stockholder upon written or oral request to NTIC's Stockholder Information Department, Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, telephone: (763) 225-6637. Any stockholder who wants to receive separate copies of this proxy statement or NTIC's Annual Report to Stockholders in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder's bank, broker, or other nominee record holder, or the stockholder may contact NTIC at the above address and phone number.

**Proxy Solicitation Costs**

The cost of soliciting proxies, including the preparation, assembly, electronic availability and mailing of proxies and soliciting material, as well as the cost of making available or forwarding this material to the beneficial owners of our common stock will be borne by NTIC. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone, e-mail, facsimile or personal conversation. We may reimburse brokerage firms and others for expenses in making available or forwarding solicitation materials to the beneficial owners of our common stock.

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Your vote is important. Whether or not you plan to attend the Annual Meeting in person, vote your shares of NTIC common stock by the Internet or telephone, or request a paper proxy card to sign, date and return by mail so that your shares may be voted.

By Order of the Board of Directors



Pierre Chenu
*Chairman of the Board*

December 6, 2010
Circle Pines, Minnesota

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

(Mark one)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended August 31, 2010**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________.

**Commission file number 001-11038**

# NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

**Delaware**
(State or other jurisdiction of incorporation or organization)

**41-0857886**
(I.R.S. Employer Identification No.)

**4201 Woodland Road**
**P.O. Box 69**
**Circle Pines, Minnesota**
(Address of principal executive offices)

**55014**
(Zip Code)

**(763) 225-6600**
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, par value $0.02 per share** | **The NASDAQ Stock Market LLC (NASDAQ Global Market)** |

Securities registered under Section 12(g) of the Act:

**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the registrant's common stock, excluding shares beneficially owned by affiliates, computed by reference to the closing sales price at which the common stock was last sold as of February 28, 2010 (the last business day of the registrant's second fiscal quarter) as reported by the NASDAQ Global Market on that date was $29.8 million.

As of November 15, 2010, 4,314,249 shares of common stock of the registrant were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to herein) from the registrant's Proxy Statement for its 2011 Annual Meeting of Stockholders to be held January 20, 2011.

Transitional Small Business Disclosure Format (check one): YES ☐ NO ☒

**NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION**

**ANNUAL REPORT ON FORM 10-K**
**FISCAL YEAR ENDED AUGUST 31, 2010**

**TABLE OF CONTENTS**

---

*This annual report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. For more information, see "Item 1. Business – Forward-Looking Statements."*

*As used in this report, references to "NTIC," the "Company," "we," "our" or "us," unless the context otherwise requires, refer to Northern Technologies International Corporation and its wholly owned subsidiaries, NTI Facilities, Inc., Northern Technologies Holding Company, LLC and React-NTI, LLC, and its majority owned joint venture, Zerust Prevenção de Corrosão S.A., all of which are consolidated on NTIC's consolidated financial statements.*

*All trademarks, trade names or service marks referred to in this report are the property of their respective owners.*

## PART I

## Item 1. BUSINESS

### Overview

Northern Technologies International Corporation develops and markets proprietary environmentally beneficial products and services in over 55 countries either directly or via a network of joint ventures, independent distributors and agents. NTIC's primary business is corrosion prevention marketed mainly under the ZERUST® brand. From this base, NTIC has expanded into three new business areas that have recently started to generate revenue: (1) corrosion prevention technologies specifically designed for the oil and gas industry, also marketed under the ZERUST® brand and which NTIC sells directly, as well as through joint ventures and independent agents; (2) a proprietary portfolio of bio-plastic compounds and finished products marketed under the Natur-Tec® brand, which NTIC sells directly, as well as through distributors and independent agents; and (3) technology and equipment that converts waste plastic into diesel, gasoline and heavy fractions, which is exclusively licensed and sold in North America and Asia through NTIC's joint venture Polymer Energy, LLC.

NTIC has been selling its proprietary ZERUST® brand rust and corrosion inhibiting products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets for over 35 years. NTIC also offers worldwide on-site technical consulting for rust and corrosion prevention issues. In North America, NTIC markets its services and products principally to industrial users by a direct sales force as well as a network of independent distributors and agents. NTIC's technical service consultants work directly with the end users of NTIC's products to analyze their specific needs and develop systems to meet their technical requirements. In fiscal 2010, 96.0% of NTIC's consolidated net sales were derived from the sales of ZERUST® rust and corrosion inhibiting packaging products and services.

NTIC has developed proprietary corrosion inhibiting technologies for use in the mitigation of corrosion on capital assets used in the petroleum and chemical process industries and is initially targeting the sale of these new ZERUST® products to the oil and gas industry sector. During fiscal 2009, NTIC announced the signing of a multi-year contract between NTIC's Brazilian joint venture (Zerust Prevenção de Corrosão S.A.) and Petroleo Brasileiro S.A. (Petrobras) to install and service proprietary corrosion protection technologies on the roofs of an initial set of aboveground oil storage tanks at the Petrobras REDUC refinery in Rio de Janeiro, Brazil. Also during fiscal 2009, NTIC signed multiple joint research and development contracts with Petrobras's research and development group at the Leopoldo Américo Miguez de Mello Research & Development Center (CENPES) pursuant to which the parties will undertake a 20-month Petrobras funded effort to explore, understand and resolve bottom plate corrosion issues in aboveground storage tanks. A second 12-month Petrobras sponsored project also has started aimed at field trials of certain pipeline protection technologies. These initiatives are designed to help mitigate corrosion for critical oil and gas industry infrastructure, such as storage tanks and pipelines. NTIC also is pursuing opportunities to market its ZERUST® corrosion prevention technology to other potential customers in the oil and gas industry across several countries through NTIC's joint venture partners and other strategic partners. During fiscal 2010, NTIC entered into agreements with Iromad VZ, LLC and GF Consulting Services LLC to provide sales and marketing services for NTIC's oil and gas industry specific corrosion prevention technologies with a particular focus on the markets in the United States, Venezuela, Mexico and Spain. NTIC believes the sale of its ZERUST® products to customers in the oil and gas industry will involve a long sales cycle, likely including a one- to two-year trial period with each customer and a slow integration process thereafter.

In addition to ZERUST® products and services, NTIC develops and markets a portfolio of bio-based and/or biodegradable (compostable) polymer resin compounds and finished products under the Natur-

Tec® brand. These products are intended to reduce NTIC's customers' carbon footprint and provide environmentally sound disposal options. Natur-Tec® bio-based and biodegradable plastics are manufactured using NTIC's patented and/or proprietary technologies and are intended to replace conventional petroleum-based plastics. The Natur-Tec® bioplastics portfolio includes flexible film, foam, rigid injection molded materials and engineered plastics. Natur-Tec® biodegradable and compostable finished products include shopping and grocery bags, lawn and leaf bags, can liners, pet waste collection bags, cutlery, packaging foam and coated paper products and are engineered to be fully biodegradable in a composting environment. NTIC's consolidated net sales for fiscal 2010 included $572,662 in sales of Natur-Tec® products.

NTIC's Polymer Energy LLC joint venture develops and promotes a system that uses catalytic pyrolysis to convert waste plastic (primarily polyolefins) into hydrocarbons (primarily a mix of diesels, gasoline and heavy fractions) resulting in an economically viable and environmentally responsible alternative to current methods of recycling and disposal of waste plastic. Each unit can process up to ten tons of waste plastic per day, and the modular design allows for scalable capacity. The Polymer Energy™ process can handle plastic that is contaminated with other types of waste such as metals, glass, dirt and water and the system can tolerate up to 25% of other waste in the input waste stream. The crude output is high-grade and can be further processed in a refinery or used as an input for co-generation of electricity.

**Joint Ventures**

NTIC participates, either directly or indirectly, in 27 active joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures generally manufactures and markets finished products in the geographic territory to which it is assigned. NTIC's joint venture partners are knowledgeable in the applicable environmental, labor, tax and other requisite regulations and laws of the respective foreign countries in which they operate, as well as the local customs and business practices.

Both NTIC and NTIC's joint venture in Germany, Excor Korrosionsschutz – Technologien und Produkte GmbH ("Excor"), through Excor's wholly owned subsidiary Excor Korrosionsforschung GmbH, manufacture and supply joint ventures with the essential additives ("Masterbatch") required to make ZERUST® industrial corrosion inhibiting packaging products functional. While most of NTIC's joint ventures exclusively sell rust and corrosion inhibiting packaging and products, NTIC also has joint ventures that manufacture, market and sell corrosion prevention solutions for the oil and gas industry and Polymer Energy™ equipment that converts waste plastic into diesel, gasoline and heavy fractions.

The following table sets forth a list of NTIC's operating joint ventures as of November 15, 2010, the country in which the joint venture is organized and NTIC's ownership percentage in each joint venture:

| Joint Venture Name | Country | NTIC Percent (%) Ownership |
|---|---|---|
| TAIYONIC LTD. | Japan | 50% |
| ACOBAL SAS | France | 50% |
| ZERUST-NIC (TAIWAN) CORP. | Taiwan[1] | 25% |
| EXCOR GMBH | Germany | 50% |
| ZERUST SINGAPORE PTE. LTD | Singapore[1] | 50% |
| ZERUST AB | Sweden | 50% |
| ZERUST PREVENÇÃO DE CORROSÃO SA. | Brazil[2] | 85% |
| MOSTNIC | Russia | 50% |
| KOREA ZERUST CO., LTD. | South Korea | 25% |
| ZERUST OY | Finland | 50% |
| ZERUST (U.K.) LTD. | United Kingdom | 50% |

| Joint Venture Name | Country | NTIC Percent (%) Ownership |
|---|---|---|
| EXCOR-ZERUST S.R.O. | Czech Republic | 50% |
| EXCOR SP. Z.O.O. | Poland | 50% |
| SPECIALTY – NTIA CO. LTD. | Thailand[1] | 25% |
| TIANJIN ZERUST CO. | China[1] | 25% |
| HARITA-NTI | India | 50% |
| CHONG WAH-NTIA SDN. BHD. | Malaysia[1] | 25% |
| NTIA ZERUST PHILIPPINES, INC. | Philippines[1] | 50% |
| FIBRO NTI JOINT STOCK CO. | Turkey | 50% |
| ZERUST CONSUMER PRODUCTS, LLC | United States | 50% |
| POLYMER ENERGY LLC[3] | United States | 62.5% |
| ZERUST – DNEPR | Ukraine | 50% |
| SINGLE POINT ENERGY & ENVIRONMENT CO. LTD. | Thailand | 25% |
| NTI-DILMUN MIDDLE EAST FZCO. | UAE | 50% |
| PT. CHEMINDO – NTIA | Indonesia[1] | 25% |
| LENPROMTECHNOLOGIES, LLC | Russia | 50% |
| MUTEC GMBH | Germany[4] | 44% |

(1) Indirect ownership interest through NTI ASEAN, LLC
(2) The operating results of Zerust Prevenção de Corrosão S.A. are consolidated on NTIC's consolidated financial statements for fiscal 2010, but not fiscal 2009. See note 2 to NTIC's consolidated financial statements.
(3) Polymer Energy LLC had immaterial activity in fiscal 2010 and fiscal 2009 and is not fully consolidated on NTIC's consolidated financial statements.
(4) Indirect ownership through Northern Instruments Corporation LLC

NTIC typically owns a 50% ownership interest in its joint ventures. Notwithstanding the foregoing, NTIC owns an 85% ownership interest in its joint venture in Brazil, a 65.5% ownership interest in Polymer Energy LLC and a 50% ownership interest in NTI ASEAN, LLC for its joint venture investments in the Association of Southeast Asian Nations, or ASEAN, region. Taiyo Petroleum Gas Co. Ltd., NTIC's existing joint venture partner in Japan, owns the remaining 50% ownership interest in NTI ASEAN, LLC. NTIC has a 50% ownership interest in Northern Instruments Corporation LLC for its joint venture investment in Mütec GmbH in Germany. Taiyo Petroleum Gas Co. Ltd., NTIC's existing joint venture partner in Japan, owns the remaining 50% ownership interest in Northern Instruments Corporation LLC. Northern Instruments Corporation LLC in turn owns 88% of Mütec GmbH. Mütec GmbH manufactures proprietary electronic sensing instruments, which it sells through distributors as well as certain joint ventures.

NTIC's receipt of funds as a result of sales by its joint ventures is dependent upon NTIC's receipt of dividend distributions from the joint ventures and NTIC's receipt of fees for services that NTIC provides to its joint ventures based primarily on the revenues of the joint ventures. The profits of NTIC's joint ventures are shared by the respective joint venture owners in accordance with their respective ownership percentages. NTIC typically owns only 50% or less of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends and, if paid, how much they should be in any given year. NTIC's equity in income from its joint ventures increased 967.2% to $3,919,084 in fiscal 2010 compared to $367,238 in fiscal 2009. NTIC provides certain services to its joint ventures, including consulting, travel, insurance, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications. NTIC recognized increased fee income for services of $4,690,450 in fiscal 2010 compared to $3,378,193 in fiscal 2009, an increase of 38.8%, primarily as a result of improved joint venture sales, which increased 37.3% to $84,973,646 during fiscal 2010 compared to $61,895,133 during fiscal 2009. These sales by

NTIC's joint ventures are not included in the net sales of NTIC. NTIC incurs direct expenses related to its joint ventures and in connection with NTIC's provision of services to its joint ventures. Such expenses include items such as employee compensation and benefit expenses, travel expenses, consulting expenses, legal expenses and lab supplies and testing expenses. NTIC incurred $875,869 in direct joint venture expenses in fiscal 2010 as compared to $1,427,616 in fiscal 2009, a decrease of 38.6%.

While NTIC is not aware of any specific potential risk beyond its initial investment in and any undistributed earnings of each of its joint ventures, there can be no assurance that NTIC will not be subject to lawsuits based on product liability claims or other claims arising out of the activities of its joint ventures. To mitigate the ramifications of such an occurrence, NTIC maintains liability insurance specifically applicable to its ownership positions in its joint venture arrangements in excess of any insurance the joint ventures may maintain.

**Products**

NTIC derives revenues directly and/or indirectly through its joint ventures from the following product lines:

***Corrosion Prevention***. 96.0% of NTIC's consolidated net sales for fiscal 2010 were derived from developing, manufacturing and marketing ZERUST® rust and corrosion inhibiting packaging products and services. Corrosion not only damages the appearance of metal products and components but also negatively impacts their mechanical performance. This applies to the rusting of ferrous metals (iron and steel) and the deterioration by oxidation of nonferrous metals (aluminum, copper, brass, etc.).

NTIC's ZERUST® packaging products contain proprietary nontoxic chemical systems (primarily using food additives) that passivate metal surfaces and thereby inhibit rust and corrosion. The corrosion-inhibiting protection is maintained as long as the metal products to be protected remain enclosed within the ZERUST® packaging. Electron scanning further shows that once the contents are removed from the ZERUST® package, the ZERUST® protection dissipates from the contents' surfaces within two hours, leaving a clean, dry and corrosion-free metal component. This mechanism of corrosion protection enables NTIC's customers to easily package metal objects for rust-free shipment or long-term storage. Furthermore, by eliminating costly greasing and degreasing processes and/or significantly reducing the use of oils to inhibit corrosion, NTIC's ZERUST® technology provides its customers significant savings in labor, material and capital expenditures for equipment to apply, remove and dispose of oil and grease, as well as the attendant environmental problems, as compared to traditional methods of corrosion prevention.

NTIC developed the first means of combining corrosion inhibiting chemical systems with polyethylene and polypropylene resins. Combining ZERUST® chemical systems with polyethylene and polypropylene resins permitted NTIC to introduce a line of packaging products in the form of low and high density polyethylene bags and shroud film, stretch, shrink, skin and bubble cushioning film, woven scrim, foam sheeting, profile and corrugated board, thermoformed dunnage trays and bins, injection and blow molded products and flat netting, thereby giving packaging engineers an opportunity to ship and store ferrous, nonferrous and mixed multi-metal products in a clean, dry and corrosion-free condition, with an attendant overall savings in total packaging cost.

NTIC's corrosion prevention products also include a line of several diffusers, such as ZERUST ICT® Vapor Capsules, ZERUST ICT® Plastabs® and ZERUST ICT® Cor-Tabs®, which protect metal surfaces within the distance of a certain specified "radius of protection." This product line also includes items such as ZERUST® gun cases and car covers, which are targeted at retail consumers.

NTIC has developed additives in liquid form to imbue corrugated cardboard, solid fiber and chipboard packaging materials with corrosion protection properties. Additionally, NTIC provides a line of metal surface treatment liquids, which are oil, water and bio-solvent based, marketed under the Axxatec,™ Axxanol™ and Z-Maxx brand names. NTIC also sells rust removal products designed to recover rusty parts by replacing labor-intensive, abrasive cleaners that damage surfaces and fail to remove rust from small gear teeth and other difficult to reach areas under the ICT® and Axxaclean™ brand names.

As an on-going effort to help NTIC's customers improve and control their processes in terms of corrosion management, NTIC markets and offers unique corrosion management and consulting services to target customers. This ZERUST® corrosion inhibitor system (known as Z-CIS®) utilizes NTIC's global experience in successful corrosion management control. Services and consulting are billed according to work done on the customer's behalf to improve the customer's internal and external corrosion control systems. Several major automotive companies and their automotive parts suppliers have used NTIC's Z-CIS® system.

***Corrosion Prevention for the Oil and Gas Industry***. NTIC has developed proprietary corrosion inhibiting technologies for use in the mitigation of corrosion in capital assets used in the petroleum and chemical process industries and is initially targeting the sale of these new ZERUST® products to the oil and gas industry sector. NTIC's consolidated net sales for fiscal 2010 included $774,928 in sales to the oil and gas industry sector. The infrastructure that supports the oil and gas industry is typically constructed using metals that are highly susceptible to corrosion. The industrial environment at these facilities usually contains compounds, including sulfides and chlorides, which cause aggressive corrosion. This problem affects pipelines, petroleum storage tanks, spare parts in long-term storage, process and other critical equipment. Based, in part, on a study by CC Technologies Laboratories, Inc., with support from the U.S. Federal Highway Administration and NACE International, NTIC believes that the annual cost of corrosion in the oil and gas industry and process chemical industries in the United States alone is estimated to be nearly $20 billion. Besides the losses due to lowered production, there are significant costs incurred that are attributed to replacement of parts and structures, maintenance and repairs, product loss, etc. In addition, there are also considerable health, safety and environmental risks that can greatly increase the losses due to corrosion. NTIC believes that its ZERUST® oil and gas corrosion prevention solutions will minimize maintenance downtime on critical oil and gas industry infrastructure, extend the life of such infrastructure and reduce the risk of environmental pollution due to corrosion leaks.

NTIC's corrosion prevention products for the oil and gas industry include ZERUST® Flange Savers,™ ZERUST® ReCAST-R VCI Dispensers and ZERUST ICT® Vapor Capsules in addition to many of the traditional ZERUST® packaging application products.

ZERUST® Flange Savers™ are specially designed covers that have been impregnated with a proprietary ZERUST® inhibitor formulation that provide corrosion protection for flanges, valves and welded joints. Oil and gas pipeline segments are connected by flanges and welded joints of varying sizes, designs and materials. These connection points often corrode under aggressive industrial environments and harsh operating conditions, thereby causing costly operational and safety problems. ZERUST® Flange Savers™ are available in various sizes to accommodate different pipe diameters, pressure ratings and international standards for pipeline valves and flanges.

ZERUST® ReCAST-R VCI Dispensers protect the interior surfaces of aboveground storage tank roofs by delivering proprietary inhibitor formulations into the vapor space between the surface of the product and the tank roof. Certain grades of oil that contain sulphur emit corrosive, sour gas vapors that destroy the internal surfaces of aboveground storage tank roofs and their support structures above the product layer. Aggressive pitting and crevice corrosion create holes in the tank tops that cause unsafe operating conditions and environmental problems. Internal tank coatings decrease surface corrosion but have proven to be ineffective in preventing dangerous pitting and crevice corrosion, especially in the interstitial spaces between the roof and support structures. The ZERUST® ReCAST-R solution is designed to extend the service life of a single tank roof to 25 years and beyond by forming a protective layer that prevents corrosion in highly aggressive environments. Each system is tailored to a customer's requirements, depending upon specific environmental conditions, product stored, tank diameter and type of metal and can be applied on both new and existing tank roofs.

ZERUST® oil and gas solutions also include ZERUST ICT® Vapor Capsules, which are diffusers that are used in several other industries and protect metal surfaces, such as automation systems, electrical control boxes, retail fuel pump meters, connectors, contacts, relays, switches and printed circuit boards, within the distance of a certain specified "radius of protection."

NTIC is also pursuing opportunities to market its ZERUST® oil and gas solutions to other targeted potential customers in the oil and gas industry across several countries through NTIC's joint venture partners and other strategic partners. During fiscal 2010, NTIC entered into agreements with Iromad VZ, LLC and GF Consulting Services LLC to provide sales and marketing services for NTIC's oil and gas industry specific corrosion prevention technologies with a particular focus on the markets in the United States, Venezuela, Mexico and Spain. NTIC believes the sale of its ZERUST® products to customers in the oil and gas industry will involve a long sales cycle, likely including a one- to two-year trial period with each customer and a slow integration process thereafter.

***Bio-Plastics***. NTIC manufactures and sells a range of bio-based and biodegradable (compostable) polymer resin compounds and products under the Natur-Tec® brand. NTIC's consolidated net sales for fiscal 2010 included $572,662 in sales of Natur-Tec® products. In recent years, a combination of market drivers such as volatile petroleum prices, a desire to reduce dependence on foreign oil, increased environmental and sustainability awareness at the corporate and consumer level, improved technical properties and product functionality and favorable regulations banning the use of traditional, petroleum-based plastics, have led to increased interest in sustainable, renewable resource based and compostable alternatives to traditional plastics. The term "bio-plastics" encompasses a broad category of plastics that are either bio-based (i.e. derived from renewable resources such as corn or cellulosic/plant material or blends thereof) or are plastics that are engineered to be fully biodegradable/compostable. According to Freedonia Research, the market for bio-plastic resins worldwide is estimated at $1 billion and is projected to grow to over $2.6 billion by 2013.

Natur-Tec® biopolymer resins are produced using NTIC's proprietary and patent pending ReX Process. In this process, biodegradable polymers, natural polymers made from renewable resources, and organic and inorganic materials are reactively blended in the presence of proprietary compatibilizers and polymer modifiers to produce bio-based/biodegradable polymer resin formulations that exhibit unique and stable morphology. Natur-Tec® polymer resins are engineered for high performance, ease of processing and reduced cost compared to most other bioplastic materials, and can be processed by converters using conventional manufacturing processes and equipment. Natur-Tec® biopolymer resins are available in several grades tailored for a variety of applications, such as blown-film extrusion, extrusion coating, injection molding and rigid, engineered plastics. Natur-Tec® biodegradable and compostable polymer resins and all products made thereof meet requirements of international standards for compostable plastics such as ASTM D6400 (U.S.) and EN 13432 (Europe), and are certified as 100% biodegradable and compostable by the Biodegradable Products Institute in the U.S. The finished products include totally biodegradable compost and trash bags, agricultural film and other single-use disposable products, such as compostable cutlery, food and consumer goods packaging. In addition, NTIC develops a line of renewable resource based resin compounds for durable engineering plastics applications, such as automotive and industrial plastics.

***Conversion of Waste Plastic to Fuel.*** NTIC's Polymer Energy LLC joint venture markets and sells a system that uses catalytic pyrolysis to convert waste plastic (primarily polyolefins) into hydrocarbons (primarily a mix of diesels, gasoline and heavy fractions) resulting in an economically viable and environmentally responsible alternative to current methods of recycling and disposal of waste plastic. The Polymer Energy™ system is modular by design and is suited for distributed processing of waste plastic. Each unit can process up to ten tons of waste plastic per day, and the modular design allows for easily scalable capacity. The Polymer Energy™ process can handle plastic that is contaminated with other types of waste such as metals, glass, dirt and water. The system can tolerate up to 25% of other waste in the input waste stream. As a result, the waste plastic does not need to be pre-sorted, cleaned or dried prior to processing, which significantly reduces the overall cost of operation. The output crude oil mix is high-grade and can be further processed in a refinery or used as an input for co-generation of electricity. Each module can process up to approximately 2,100 tons of waste plastic annually into approximately 11,500 barrels of oil.

NTIC, through Polymer Energy LLC, a joint venture in which NTIC has a 62.5% ownership interest has an exclusive license to market the technology in countries in Asia and North America. As August 31, 2010, Polymer Energy LLC had installed two units in Thailand and one in India.

***Electronic Measuring Instruments.*** NTIC's Mütec GmbH joint venture develops, manufactures and sells proprietary electronics components including signal converters, Input-Output interfaces, bulk goods property measurement instruments, and process sensor technologies.

**Manufacturing**

NTIC's proprietary ZERUST® additives and products are produced according to NTIC's specifications primarily by selected contractors and joint ventures under trade secrecy agreements and/or license agreements. NTIC also contracts with various third parties to manufacture its Natur-Tec® products.

NTIC is ISO 9001 certified with respect to the manufacturing of its products and ISO 14000 certified with respect to environmental management standards. NTIC believes that the process of ISO 9001 certification serves as an excellent total quality management tool, enabling NTIC to ensure consistency in the performance of its products. NTIC believes that the process of ISO 14000 certification serves as an excellent tool for NTIC to continuously improve its environmental performance. In addition, because potential customers may prefer or require manufacturers to have achieved ISO certification, such ISO certifications may provide NTIC with certain competitive advantages.

**Sales, Marketing and Distribution**

In the United States, NTIC markets its ZERUST® products, including its products designed for the oil and gas industry, principally to industrial users by a direct sales force and through a network of independent distributors, manufacturer's sales representatives and agents. With respect to its oil and gas business, in January 2010, NTIC announced that it has engaged Iromad VZ, LLC to provide sales and marketing services for NTIC's oil and gas industry specific corrosion prevention technologies with a particular focus on the markets in Venezuela and the United States, and in February 2010, NTIC announced that it had entered into a similar agreement with GF Consulting Services LLC, a member of GF International Group, with a particular focus on the markets in Mexico and Spain. NTIC's technical service consultants work directly with the end users of NTIC's products to analyze their specific needs and develop systems to meet their technical requirements. As of August 31, 2010, NTIC (excluding its Brazilian joint venture) had approximately 12 employees selling ZERUST® products, including four employees dedicated to the sale of ZERUST® products to the oil and gas industry products, and several independent distributors and manufacturer's sales representatives marketing its ZERUST® products in addition to Iromad and GF Consulting Services.

NTIC sells its Natur-Tec® products through a network of over 20 distributors and independent manufacturer's sales representatives. As of August 31, 2010, NTIC had two employees selling Natur-Tec® products.

Internationally, NTIC has entered into several joint venture and similar arrangements with foreign partners (either directly or through a holding company). Pursuant to these arrangements, NTIC and/or Excor, NTIC's joint venture in Germany, supply certain proprietary additives to NTIC's foreign joint venture entities, which, in turn, provide for the international manufacture and marketing of ZERUST® and other finished products. NTIC receives fees for providing technical support, marketing assistance and other services to its joint ventures based primarily on the revenues of the joint ventures in accordance with the terms of the joint venture arrangements. Such services include consulting, insurance, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications.

**Competition**

While NTIC is unaware of any third parties with which NTIC competes on a worldwide basis with respect to its corrosion prevention products, NTIC does compete with several third parties on a regional basis. NTIC evaluates competing products on an ongoing basis. Some of NTIC's competitors are established companies that may have financial, marketing and other resources substantially greater than those of NTIC. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than NTIC can. With respect to its corrosion prevention products, NTIC competes on the basis of price, product innovation, quality and reliability, product support and customer service and reputation. Most of NTIC's competitors have attempted to commoditize NTIC's corrosion prevention packaging products thereby pressuring NTIC to compete at least in part on the basis of price. Some of these companies may have achieved significant market acceptance of their competing products and brand recognition. NTIC, however, believes it has an advantage over most of its competitors as a result of NTIC's technical innovation and its value added service. NTIC attempts to provide its customers with the highest level of technical service and applications engineering in addition to the ZERUST® rust and corrosion inhibiting packaging.

With respect to NTIC's corrosion prevention technology for use in the oil and gas industry, NTIC is not aware of any specific competitors with the same or similar technology.

With respect to NTIC's bio-plastics products, NTIC competes with several established companies that have been producing and selling similar products for a significantly longer time period, have significantly more sales and substantial financial and other resources than NTIC. In addition to performance, NTIC competes on the basis of price; and therefore, NTIC's margins on its bio-plastics products are smaller than its margins on its ZERUST® products. NTIC also competes on the basis of supply for the resins used to manufacture NTIC's bio-plastics products since there are a limited number of suppliers of such resins and limited capacity for their production.

With respect to NTIC's plastics to fuel oil conversion technology, NTIC is aware of a few entities that have pilot plants or are in the research and development phase.

## Research and Development

NTIC's research and development activities are directed at improving existing products, developing new products and improving quality assurance through improved testing of NTIC's products. NTIC's joint venture in Germany, Excor, has established a wholly owned subsidiary, Excor Korrosionsforschung GmbH, to conduct research into new fields of corrosion inhibiting packaging and the applications engineering of such products in conjunction with NTIC's domestic research and development operations. NTIC's internal research and development activities are conducted at its facilities located in Circle Pines, Minnesota; Beachwood, Ohio; Dresden, Germany; and Chennai, India under the direction of internationally known scientists and research institutes under exclusive contract to NTIC with respect to the subject of their respective research efforts. NTIC's research and development activities in Minnesota, Ohio, Germany and India, along with NTIC's research and development efforts conducted with the expert support of Ramani Narayan, Ph.D., a current director of NTIC, frequently result in the development of intellectual property rights for NTIC. NTIC spent $3,333,683 in fiscal 2010 and $3,024,205 in fiscal 2009 in connection with its research and development activities. NTIC anticipates that it will spend between $3,300,000 and $3,500,000 in fiscal 2011 on research and development activities. These amounts are net of reimbursements related to the awarding of multiple research and development contracts. Such reimbursements totaled $600,023 and $0 for fiscal 2010 and fiscal 2009, respectively.

NTIC was awarded two National Science Foundation (NSF) awards last year -- one in June 2009 as a Phase I Small Business Technology Transfer (STTR) grant for $150,000 on Advanced PLA Materials for biobased and biodegradable products. The second in September 2009 as a Phase I Small Business Innovation Research grant for an additional $150,000 on "Biobased coatings for corrosion protection." The projects were completed in June 2010 and have helped NTIC develop biobased technologies for new innovative applications in the ZERUST® and Natur-Tec® business areas. The research and technology development was conducted in collaboration with Michigan State University. NTIC plans to use modified polylactic acid (PLA) chemistries developed at Michigan State University to expand its product portfolio with enhanced solutions for bioplastics packaging. NTIC intends to apply for Phase II grants in January 2011 for further development and commercialization of these technologies, which if granted could potentially result in up to $1,000,000 in additional funding to NTIC.

In June 2010, NTIC was awarded additional money from the U.S. Department of Defense for a Phase I Small Business Innovation Research contract worth $70,000 to develop Non-plastic Marine Biodegradable Waste Bags. NTIC will be collaborating with the U.S. Army Natick labs and Michigan State University on this project. NTIC has successfully commercialized trash bags and bin-liners under the brand name of Natur-Bag® that can be disposed of in industrial composting sites. Successful completion of this project would expand NTIC's current portfolio of innovative and environmentally friendly products.

## Intellectual Property Rights

NTIC's success depends and will continue to depend in part upon its ability to maintain patent and trademark protection for its products and processes, to preserve its proprietary information and trade secrets and to operate without infringing the proprietary rights of third parties. NTIC's policy is to attempt to protect its technology by, among other things, filing patent applications and trademark applications and vigorously preserving the trade secrets covering its technology and other intellectual property rights.

In 1979, NTIC developed and patented the first polyolefin (plastic) based industrial corrosion inhibiting packing material in the world. The U.S. patent granted under this patent application became the most important intellectual property right in NTIC's history. This patent expired in 2000. NTIC has since filed for 12 letters of patents in the U.S. covering various corrosion inhibiting technologies, systems and applications. NTIC owns several patents in these areas. These patents as well as patent applications have been extended to the countries of strategic relevance to NTIC including, but not limited to, the Patent Cooperation Treaty. In addition, NTIC's joint venture in Germany, EXCOR GmbH, owns several patents in the area covering various corrosion inhibiting technologies and also applied for new patent applications for proprietary new corrosion inhibiting technologies. NTIC is also seeking additional patent protection covering various host materials into which its corrosion inhibiting additives and other protective features can be incorporated, proprietary new process technologies, and chemical formulations outside the area of corrosion protection. NTIC owns several patents outside the area of corrosion protection both in the U.S. and in countries of strategic relevance to NTIC including, but not limited to, the Patent Cooperation Treaty.

In addition to seeking patent protection, NTIC maintains an extensive portfolio of trademarks in countries where NTIC has a joint venture presence. NTIC continuously pursues new trademark applications of strategic interest worldwide. NTIC owns the following U.S. registered trademarks: NTI®, NTI & Globe Design, ZERUST®, EXCOR®, ICT®, Z-CIS®, COR TAB®, PLASTABS®, MATCH-TECH®, COR/SCI®, NIC®, NATUR-TEC®, NATUR-TEC & Design®. NTIC also has a registered trademark on the use of the Color Yellow with respect to corrosion inhibiting packaging. In addition, NTIC has applied for the following new trademarks in the U.S.: Polymer Energy™ and Polymer Energy Logo™. Furthermore, NTI®, ZERUST®, The ZERUST People®, EXCOR®, the Color Yellow®, NTI ASEAN®, COR/SCI®, Polymer Energy® and Polymer Energy Logo® as well as other marks have been registered in the European Union with several new applications pending.

NTIC requires its employees, consultants and advisors having access to its confidential information, including trade secrets, to execute confidentiality agreements upon commencement of their employment or consulting relationships with NTIC. These agreements generally provide that all confidential information NTIC develops or makes known to the individual during the course of the individual's employment or consulting relationship with NTIC must be kept confidential by the individual and not disclosed to any third parties. NTIC also requires all of its employees and consultants who perform research and development for NTIC to execute agreements that generally provide that all inventions developed by these individuals during their employment by or service arrangement with NTIC will fall under NTIC's proprietary intellectual property rights.

**Backlog**

NTIC had an order backlog of $342,000 as of August 31, 2010 compared to $325,000 as of August 31, 2009. These are orders that are held by NTIC pending release instructions from the customers to be used in just-in-time production. Customers generally place orders on an "as needed" basis and expect delivery within a relatively short period of time.

**Availability of Raw Materials**

NTIC generally does not carry excess quantities of raw materials or purchased parts because of widespread availability for such materials and parts from various suppliers. Although there are a limited number of suppliers of the resins used to manufacture NTIC's bio-plastics products and limited capacity for their production, NTIC has not experienced any issue in obtaining any necessary resins.

**Employees**

As of August 31, 2010, NTIC had 54 full-time employees located in the United States, consisting of 18 in sales and marketing, 15 in research and development and lab, 10 in administration, 10 in production and one responsible for international coordination. As of August 31, 2010, NTIC's Brazilian joint venture, the operations of which are consolidated on NTIC's consolidated financial statements, had 6 full-time employees. There are no unions representing NTIC's employees and NTIC believes that its relations with employees are good.

**Available Information**

NTIC is a Delaware corporation that was originally organized as a Minnesota corporation in 1970. NTIC's principal executive office is located at 4201 Woodland Road, Circle Pines, Minnesota 55014 and its telephone number is (763) 225-6600. NTIC's website is located at www.ntic.com. The information on NTIC's website or any other website is not incorporated by reference into this report and is included as an inactive textual reference only.

NTIC makes available, free of charge and through its Internet web site, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to any such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after NTIC electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

**Forward-Looking Statements**

This report contains or incorporates by reference not only historical information, but also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. In addition, NTIC or others on its behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or web casts open to the public, in press releases or reports, on NTIC's Internet web sites or otherwise. All statements other than statements of historical facts included in this report that address activities, events or developments that NTIC expects, believes or anticipates will or may occur in the future are forward-looking statements including, in particular, the statements about NTIC's plans, objectives, strategies and prospects regarding, among other things, its financial condition, results of operations and business. NTIC has identified some of these forward-looking statements with words like "believe," "may," "could," "would," "might," "forecast," "possible," "potential," "project," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate," "approximate" or "continue" and other words and terms of similar meaning. The use of future dates is also an indication of a forward-looking statement. Forward-looking statements may be contained in the notes to NTIC's consolidated financial statements and elsewhere in this report, including under the heading "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

NTIC wishes to caution readers not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described under the heading "Item 1A. Risk Factors" below, as well as others that NTIC may consider immaterial or does not anticipate at this time. Although NTIC believes that the expectations reflected in its forward-looking statements are reasonable, NTIC does not know whether its expectations will prove correct. NTIC's expectations reflected in its forward-looking statements can be affected by inaccurate assumptions NTIC might make or by known or unknown risks and uncertainties, including those described below under the heading "Item 1A. Risk Factors." The risks and uncertainties described under the heading "Item 1A. Risk Factors" below are not exclusive and further information concerning NTIC and its business, including factors that potentially could materially affect its financial results or condition, may emerge from time to time. NTIC assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. NTIC advises stockholders and investors to consult any further disclosures NTIC may make on related subjects in its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that NTIC files with or furnishes to the Securities and Exchange Commission.

## Item 1A. RISK FACTORS

The following are the most significant factors known to NTIC that could materially adversely affect its business, financial condition or operating results.

***Adverse worldwide economic conditions have and may continue to adversely affect NTIC's business, operating results and financial condition.***

The U.S. and other global economies have experienced adverse economic conditions that have affected all sectors of the economy, resulting in declines in economic growth and consumer confidence, increases in unemployment rates and uncertainty about economic stability. Global credit and financial markets also have experienced disruptions, including diminished liquidity and credit availability and rapid fluctuations in market valuations. NTIC's business has been affected by these conditions and is likely to be affected by them in the future, and there is no certainty that recent improvements in economic conditions will continue, or that economic conditions will not deteriorate further. These uncertainties affect businesses such as NTIC's in a number of ways, making it difficult to accurately forecast and plan its future business activities. For example, the ability of NTIC's customers to borrow money from their existing lenders or to obtain credit from other sources to purchase NTIC's products has been and may continue to be impaired. In addition, although NTIC maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers, distributors and joint ventures to make required payments and such losses historically have been within NTIC's expectations and the provisions established, NTIC cannot guarantee that it will continue to experience the same loss rates that it has in the past, especially in light of continued weaknesses in the worldwide economy. A significant change in the liquidity or financial condition of NTIC's customers, distributors or joint ventures could cause unfavorable trends in NTIC's receivable collections and additional allowances may be required, which could adversely affect NTIC's operating results. In addition, weaknesses in the worldwide economy may adversely impact the ability of suppliers to provide NTIC with materials and components, which could adversely affect NTIC's business and operating results. NTIC is unable to predict the prospects for a global economic recovery, but the longer the duration of such adverse and uncertain economic conditions, the greater the risks NTIC faces in operating its business.

***Although the automotive industry in the United States experienced a recovery in sales during fiscal 2010 compared to fiscal 2009, continued weakness in the U.S. and global economy could lead to another downturn in automotive sales and result in decreased demand for NTIC's ZERUST® products and adversely affect NTIC's net sales and its other operating results.***

During fiscal 2010, 96.0% of NTIC's net sales were derived from sales of NTIC's ZERUST® rust and corrosion inhibiting packaging products and services. A significant portion of these products and services were sold to customers in the automotive industry and to a lesser extent customers in the electronics, electrical, mechanical, military and retail consumer markets. Although the U.S. automotive industry experienced a recovery from the downturn in sales during fiscal 2009, there is no guarantee that such recovery will continue, particularly in light of the current weakness in the U.S. and global economy and the possibility of a "double-dip" recession. If another downturn in automotive sales occurs, it may result in an adverse effect on NTIC's net sales and its other operating results. While NTIC intends to increase marketing efforts of its ZERUST® products and services to customers in other target industries, no assurance can be provided that NTIC will be successful in doing so or will recognize increased sales from such other target markets.

***NTIC's liquidity and financial position rely on the receipt of fees for services provided to its joint ventures and dividend distributions from its joint ventures. No assurance can be provided that NTIC will continue to receive such fees and dividend distributions in amounts NTIC historically has received or anticipates to receive.***

NTIC conducts business, either directly or indirectly, through 27 active joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures manufactures, markets and sells finished products in the geographic territory that it is assigned. NTIC's receipt of funds as a result of sales by its joint ventures is dependent upon NTIC's receipt of fees for services that NTIC provides to its joint ventures based primarily on the revenues of the joint ventures and NTIC's receipt of dividend distributions from the joint ventures based on the profitability of the joint ventures. NTIC's liquidity and financial position rely on NTIC's receipt of fees for services that NTIC provides to its joint ventures and dividend distributions from its joint ventures. During fiscal 2010, NTIC received $4,690,450 in fees and $840,996 in dividend distributions from its joint ventures. During fiscal 2009, NTIC received $3,378,193 in fees and $2,589,887 in dividend distributions from its joint ventures. Because NTIC typically owns only 50% or less of each of its joint venture entities, NTIC does not control the decisions of these entities regarding whether to pay dividends and, if paid, how much they should be in any given year. Thus, NTIC cannot guarantee that any of its joint ventures will pay dividends in any given year. The failure of NTIC's joint ventures to declare dividends or the failure to receive fees for services in amounts typically expected by NTIC could adversely affect NTIC's liquidity and financial position.

***NTIC has invested and intends to invest additional research and development and marketing efforts and resources into its new businesses, such as the application of its corrosion prevention technology into the oil and gas industry, its Natur-Tec® bioplastics products and its plastic recycling technology. No assurance can be provided, however, that NTIC's investments in such new businesses will be successful and result in additional revenue.***

In an effort to increase net sales, NTIC has expanded the marketing of its corrosion prevention solution products into the oil and gas industry, and expanded its product lines to include other products, such as biodegradable and compostable plastics and plastic recycling technology. The majority of NTIC's research and development expense in fiscal 2010 was spent in connection with research and development activities related to its new businesses. NTIC expects to continue to invest additional research and development and marketing efforts and resources into these businesses. No assurance can be provided, however, that such efforts and investments into these new businesses will be successful or that NTIC will be successful in obtaining additional revenue from these new businesses.

***NTIC's new businesses may require additional capital in the future, which may not be available or may be available only on unfavorable terms. In addition, any equity financings may be dilutive to NTIC's stockholders.***

The expansion of NTIC's corrosion prevention solution products into the oil and gas industry, and the expansion of NTIC's product lines to include other products, such as biodegradable and compostable plastics and plastic recycling technology, will continue to require significant resources during fiscal 2011 and beyond. To the extent that NTIC's existing capital, including amounts available under its demand line of credit or other then existing financing arrangements, is insufficient to meet these requirements, NTIC may raise additional capital through financings or additional borrowings. Any equity or debt financing, if available at all, may be on terms that are not favorable to NTIC and any equity financings could result in dilution to NTIC's stockholders.

***NTIC's new businesses are risky and may not prove to be successful, which could harm NTIC's operating results and financial condition.***

NTIC is undertaking the expansion of its corrosion prevention solution products into the oil and gas industry and the expansion of its products lines to include others products, such as biodegradable and compostable plastics and plastic recycling technology, either directly or through joint ventures. Such new businesses are risky and subject to all of the risks inherent in the establishment of a new business enterprise, including:

- the absence of a significant operating history;
- the lack of commercialized products;
- the lack of market acceptance of new products;
- expected substantial and continual losses for such businesses for the foreseeable future;
- the lack of manufacturing experience and limited marketing experience;
- an expected reliance on third parties for the manufacture and commercialization of some of the proposed products;
- a competitive environment characterized by numerous, well-established and well-capitalized competitors;
- insufficient capital and other resources; and
- reliance on key personnel.

For example, with respect to NTIC's bio-plastics business marketed under the Natur-Tec® brand, NTIC anticipated greater demand for its Natur-Tec® products than it experienced during the past couple of fiscal years. Accordingly, NTIC had been unable to sell its Natur-Tec® inventory at the times and prices and in the volumes that NTIC initially anticipated. As a result, NTIC recorded a $360,577 write-down of its Natur-Tec® inventory during fourth quarter of fiscal 2010 to its market value, which adversely affected NTIC's cost of goods sold for fiscal 2010. The Natur-Tec® raw material and finished goods inventory was purchased and manufactured previously when the base resins were significantly more expensive. As of August 31, 2010, $1,191,055 of Natur-Tec® inventory remained on NTIC's consolidated balance sheet. If NTIC is unable to sell its remaining Natur-Tec® inventory at the times and prices and in the volumes at which it currently anticipates, future additional write-downs may be necessary, which would again adversely affect NTIC's cost of goods sold.

***Disruptions in the global financial markets could impact the ability of NTIC's counterparties and others to perform their obligations to NTIC and NTIC's ability to obtain any additional future financing if needed or desired.***

Disruptions in the global financial markets, including the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States and other governments and the related liquidity crisis, have disrupted the credit and capital markets. NTIC's credit risk consists of cash and cash equivalents, short-term investments, trade receivables, lending commitments and insurance relationships in the ordinary course of business. NTIC places cash, cash equivalents and short-term investments with high quality financial institutions, which NTIC monitors regularly and takes action where possible to mitigate risk. NTIC does not hold investments in auction rate securities, mortgage backed securities, collateralized debt obligations, individual corporate bonds, special investment vehicles or any other investments which have been directly impacted by the worldwide financial crisis. NTIC's insurance programs are with carriers that remain highly rated and NTIC has no significant pending claims. However, disruptions in the credit and capital markets could cause NTIC's counterparties and others to breach their obligations or commitments to NTIC under NTIC's contracts with them. To date, NTIC's demand line of credit with PNC Bank remains available to NTIC. However, in the event NTIC needed or desired additional financing, NTIC may be unable to obtain it by borrowing money in the credit markets and/or raising money in the capital markets.

***A significant portion of NTIC's earnings is the result of NTIC's income from its international joint ventures. NTIC's international business conducted primarily through its joint ventures requires management attention and financial resources and exposes NTIC to difficulties and risks presented by international economic, political, legal, accounting and business factors.***

NTIC sells products and services directly and via a network of joint ventures, independent distributors, manufacturer's sales representatives and agents in over 55 countries, including countries in North America, South America, Europe, Asia and the Middle East. One of NTIC's strategic objectives is the continued expansion of its international operations. The expansion of NTIC's existing international operations and entry into additional international markets require management attention and financial resources.

The sale and shipping of products and services across international borders subject NTIC to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes NTIC to penalties for non-compliance. Other laws and regulations that can significantly impact NTIC include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, laws restricting business with suspected terrorists and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact NTIC in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of NTIC's shipping and sales activities.

Many of the countries in which NTIC sells its products directly or indirectly through its joint ventures, distributors, representatives and agents are, to some degree, subject to political, economic and/or social instability. NTIC's international operations expose NTIC and its joint venture partners, distributors, representatives and agents to risks inherent in operating in foreign jurisdictions. These risks include:

- difficulties in managing and staffing international operations and the required infrastructure costs including legal, tax, accounting and information technology;

- the imposition of additional U.S. and foreign governmental controls or regulations, new trade restrictions and restrictions on the activities of foreign agents, representatives and distributors, the imposition of costly and lengthy export licensing requirements and changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

- the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom NTIC does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;
- pricing pressure that NTIC or its joint ventures, distributors, representatives and agents may experience internationally;
- laws and business practices favoring local companies;
- currency exchange rate fluctuations;
- longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
- difficulties in enforcing or defending intellectual property rights;
- multiple, changing and often inconsistent enforcement of laws and regulations; and
- the potential payment of U.S. income taxes on certain earnings of joint ventures upon repatriation.

***Failure to comply with the U.S. Foreign Corrupt Practices Act could subject NTIC to, among other things, penalties and legal expenses that could harm its reputation and have a material adverse effect on its business, financial condition and results of operations.***

NTIC is subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business or other benefits. In addition, the FCPA imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of "off books" slush funds from which such improper payments can be made. NTIC also is subject to similar anticorruption legislation implemented in Europe under the Organization for Economic Co-operation and Development's Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. NTIC and its joint ventures, distributors, independent representatives and agents operate in a number of jurisdictions that pose a high risk of potential violations of the FCPA and other anticorruption laws, based on measurements such as Transparency International's Corruption Perception Index, and NTIC utilizes a number of joint ventures, distributors, independent representatives and agents for whose actions NTIC could be held liable under the FCPA. NTIC informs its personnel, joint ventures, distributors, independent representatives and agents of the requirements of the FCPA and other anticorruption laws, including, but not limited to their reporting requirements. NTIC also has developed and will continue to develop and implement systems for formalizing contracting processes, performing due diligence on agents and improving its recordkeeping and auditing practices regarding these regulations. However, there is no guarantee that NTIC's employees, joint ventures, distributors, independent representatives or other agents have not or will not engage in conduct undetected by NTIC's processes and for which NTIC might be held responsible under the FCPA or other anticorruption laws.

If NTIC's employees, joint ventures, distributors, third-party sales representatives or other agents are found to have engaged in such practices, NTIC could suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures, including further changes or enhancements to its procedures, policies and controls, as well as potential personnel changes and disciplinary actions. The

Securities and Exchange Commission is currently in the midst of conducting an informal investigation of numerous companies over potential violations of the FCPA. Although NTIC does not believe it is currently a target, any investigation of any potential violations of the FCPA or other anticorruption laws by U.S. or foreign authorities also could have an adverse impact on NTIC's business, financial condition and results of operations.

Certain private and foreign companies, including some of NTIC's competitors, are not subject to prohibitions as strict as those under the FCPA or, even if subjected to strict prohibitions, such prohibitions may be laxly enforced in practice. If NTIC's competitors engage in corruption, extortion, bribery, pay-offs, theft or other fraudulent practices, they may receive preferential treatment from personnel of some companies or from government officials, giving NTIC's competitors an advantage in securing business and which would put NTIC at a disadvantage.

***Fluctuations in foreign currency exchange rates could result in declines in NTIC's earnings (if any) and changes in NTIC's foreign currency translation adjustments.***

Because the functional currency of NTIC's foreign operations and investments in its foreign joint ventures is the applicable local currency, NTIC is exposed to foreign currency exchange rate risk arising from transactions in the normal course of business. NTIC's principal exchange rate exposure is with the Euro, the Japanese yen, Indian Rupee, Chinese yuan, Korean won and the English pound against the U.S. dollar. NTIC's fees for services provided to its joint ventures and dividend distributions from these foreign entities are paid in foreign currencies and thus fluctuations in foreign currency exchange rates could result in declines in NTIC's earnings (if any). Since NTIC's investments in its joint ventures are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change NTIC's equity in income of joint ventures reflected in its consolidated statements of operations. NTIC does not hedge against its foreign currency exchange rate risk.

***NTIC breached a financial covenant under the note governing its term loan obtained in connection with the purchase of its corporate headquarters and as a result the bank could demand the entire amount outstanding under the note immediately due and payable in full, which could have a material adverse effect on NTIC's financial position and liquidity.***

NTIC has certain covenants related to its term loan with PNC Bank. For example, NTIC is subject to a minimum debt service coverage ratio of 1.0:1.0. Under such covenant, NTIC shall not, as of the last day of any fiscal year, suffer or permit the ratio of the aggregate of (a) its net income for that period, plus (b) its interest expense for that period, plus (c) its federal, state, and local income taxes, if any, for that period, plus (d) its depreciation and amortization charges for that period to the aggregate of (i) its interest expense for that period, plus (ii) its unfunded investments (net after trade-ins, if any) in fixed and capital assets and leasehold improvements during that period, plus (iii) all dividends/withdrawals (other than any made to one or more other members of its reporting group) paid by members of its reporting group during that period, plus (iv) an amount equal to the aggregate of all payments required to be made on all indebtedness for borrowed money, purchase money indebtedness and with respect to capitalized lease obligations by members of its reporting group during the period of 12 consecutive months next succeeding the fiscal year in question to be less than 1.0:1.0. At August 31, 2009 and 2010, NTIC failed to meet this financial covenant. Although PNC Bank waived the covenant violation as of August 31, 2009, NTIC has not sought and/or obtained a waiver of any subsequent covenant violations from the bank. As a result, an event of default occurred under the note and the bank has the right in its discretion, by giving written notice to NTIC, to declare the amount outstanding under the note immediately due and payable in full. As a result, NTIC classified all amounts outstanding with the bank as current liabilities on NTIC's consolidated balance sheets.

***NTIC's compliance with U.S. generally accepted accounting principles and any changes in such principles might adversely affect NTIC's operating results and financial condition. Any requirement to consolidate NTIC's joint ventures or subject them to compliance with the internal control provisions of the Sarbanes-Oxley Act of 2002 could adversely affect NTIC's operating results and financial condition.***

If there were a change in accounting rules and NTIC were required to fully consolidate its joint ventures or if NTIC's joint ventures otherwise would be required to be consolidated with NTIC to be in compliance with the internal control provisions of the Sarbanes-Oxley Act of 2002, NTIC and the individual joint venture would incur significant additional costs. In addition, other accounting pronouncements issued in the future could have a material cost associated with NTIC's implementation of such new accounting pronouncements.

***NTIC's business, properties and products are subject to governmental regulation and taxes, compliance with which may require NTIC to incur expenses or modify its products or operations, and which may expose NTIC to penalties for non-compliance. Governmental regulation also may adversely affect the demand for some of NTIC's products and its operating results.***

NTIC's business, properties and products are subject to a wide variety of international, federal, state and local laws, rules, taxes and regulations relating to the protection of the environment, natural resources, and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes and other regulated materials. These laws, rules and regulations may affect the way NTIC conducts its operations, and the failure to comply with these regulations could lead to fines and other penalties. Because NTIC owns and operates real property, various environmental laws also may impose liability on NTIC for the costs of cleaning up and responding to hazardous substances that may have been released on NTIC's property, including releases unknown to NTIC. These environmental laws and regulations also could require NTIC to pay for environmental remediation and response costs at third-party locations where NTIC disposed of or recycled hazardous substances. NTIC's future costs of complying with the various environmental requirements, as they now exist or may be altered in the future, could adversely affect NTIC's financial condition and operating results. NTIC is also subject to other international, federal and state laws, rules and regulations, the future non-compliance with which may harm NTIC's business or may adversely affect the demand for some of its products. Changes in laws and regulations, including changes in accounting standards and taxation changes, including tax rate changes, new tax laws, revised tax law interpretations, also may adversely affect NTIC's operating results.

***Fluctuations in NTIC's effective tax rate could have a significant impact on NTIC's financial position, results of operations or cash flows.***

The mix of pre-tax income or loss among the tax jurisdictions in which NTIC operates that have varying tax rates could impact NTIC's effective tax rate. NTIC is subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Judgment is required in determining the worldwide provision for income taxes, other tax liabilities, interest and penalties. Future events could change management's assessment. NTIC operates within multiple taxing jurisdictions and is subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. NTIC also has made assumptions about the realization of deferred tax assets. Changes in these assumptions could result in a valuation allowance for these assets. Final determination of tax audits or tax disputes may be different from what is currently reflected by NTIC's income tax provisions and accruals. In addition, President Obama's administration has announced proposals for new U.S. tax legislation that, if adopted, could adversely affect NTIC's tax rate.

***NTIC intends to grow its business through additional joint ventures, alliances and acquisitions, which could be risky and harm its business.***

One of NTIC's growth strategies is to expand its business by entering into additional joint ventures and alliances and acquiring businesses, technologies and products that complement or augment NTIC's existing products. The benefits of a joint venture, alliance or acquisition may take more time than expected to develop, and NTIC cannot guarantee that any future joint ventures, alliances or acquisitions will in fact produce the intended benefits. In addition, joint ventures, alliances and acquisitions involve a number of risks, including:

- diversion of management's attention;
- difficulties in assimilating the operations and products of a new joint venture or acquired business or in realizing projected efficiencies, cost savings and revenue synergies;
- potential loss of key employees or customers of the new joint venture or acquired business or adverse effects on existing business relationships with suppliers and customers;
- adverse impact on overall profitability if the new joint venture or acquired business does not achieve the financial results projected in NTIC's valuation models;
- reallocation of amounts of capital from other operating initiatives and/or an increase in NTIC's leverage and debt service requirements to pay the joint venture capital contribution or the acquisition purchase price, which could in turn restrict NTIC's ability to access additional capital when needed or to pursue other important elements of NTIC's business strategy;
- inaccurate assessment of undisclosed, contingent or other liabilities or problems and unanticipated costs associated with the new joint venture or acquisition; and
- incorrect estimates made in the accounting for acquisitions, occurrence of non-recurring charges and write-off of significant amounts of goodwill that could adversely affect NTIC's operating results.

NTIC's ability to grow through joint ventures, alliances and acquisitions will depend, in part, on the availability of suitable opportunities at an acceptable cost, NTIC's ability to compete effectively for these opportunities and the availability of capital to complete such transactions.

***NTIC relies on its joint ventures, distributors, manufacturer's sales representatives and other agents to market and sell its products.***

In addition to its direct sales force, NTIC relies on its joint ventures, distributors, manufacturer's sales representatives and other agents to market and sell its products in the United States and internationally. NTIC's joint ventures, distributors, manufacturer's sales representatives and other agents might terminate their relationship with NTIC, or devote insufficient sales efforts to NTIC's products. NTIC does not control its joint ventures, distributors, manufacturer's sales representatives and other agents and they may not be successful in implementing NTIC's marketing plans. NTIC's failure to maintain its existing relationships with these entities, or its failure to recruit and retain additional skilled joint venture partners, distributors, manufacturer's sales representatives and other agents could have an adverse effect on NTIC's operations.

***NTIC has limited staffing and will continue to be dependent upon key employees.***

NTIC's success is dependent upon the efforts of a small management team and group of employees. NTIC's future success will depend in large part on its ability to retain its key employees and identify, attract and retain other highly qualified managerial, technical, sales and marketing and customer service personnel when needed. Competition for these individuals may be intense, especially in the markets in which NTIC operates. NTIC may not succeed in identifying, attracting and retaining these personnel. NTIC's current management, other than its President and Chief Executive Officer, does not have any material stock ownership in NTIC. In addition, none of NTIC's employees has any contractual obligation to maintain his or her employment with NTIC. The loss or interruption of services of any of NTIC's key personnel, including in particular its technical personnel, the inability to identify, attract or retain qualified personnel in the future, delays in hiring qualified personnel, or any employee slowdowns, strikes or similar actions could make it difficult for NTIC to manage its business and meet key objectives, which could harm NTIC's business, financial condition and operating results.

***NTIC relies on its management information systems for inventory management, distribution and other functions. If these information systems fail to adequately perform these functions or if NTIC experiences an interruption in their operation, NTIC's business and operating results could be adversely affected.***

The efficient operation of NTIC's business is dependent on its management information systems. NTIC relies on its management information systems to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and to maintain its research and development data. The failure of management information systems to perform as anticipated could disrupt NTIC's business and product development and could result in decreased sales, causing NTIC's business and operating results to suffer. In addition, NTIC's management information systems are vulnerable to damage or interruption from natural or man-made disasters, terrorist attacks and attacks by computer viruses or hackers, or power loss or computer systems, Internet, telecommunications or data network failure. Any such interruption could adversely affect NTIC's business and operating results.

***NTIC's reliance upon patents, trademark laws, trade secrets and contractual provisions to protect its proprietary rights may not be sufficient to protect its intellectual property from others who may sell similar products.***

NTIC holds patents relating to various aspects of its products and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to NTIC's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. NTIC cannot be certain that it will be issued any patents from any pending or future patent applications owned by or licensed to NTIC or that the claims allowed under any issued patents will be sufficiently broad to protect its technology. In the absence of patent protection, NTIC may be vulnerable to competitors who attempt to copy NTIC's products or gain access to its trade secrets and know-how. NTIC's competitors may initiate litigation to challenge the validity of NTIC's patents, or they may use their resources to design comparable products that do not infringe NTIC's patents. NTIC may incur substantial costs if its competitors initiate litigation to challenge the validity of its patents or if it initiates any proceedings to protect its proprietary rights and if the outcome of any such litigation is unfavorable to NTIC, its business and operating results could be materially adversely affected.

In addition, NTIC relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its employees, and consultants. These agreements may be breached and NTIC may not have adequate remedies for any such breach. Even if these confidentiality agreements are not breached, NTIC's trade secrets may otherwise become known or be independently developed by competitors.

***If NTIC is unable to continue to enhance existing products and develop and market new products that respond to customer needs and achieve market acceptance, NTIC may experience a decrease in demand for its products, and its business could suffer.***

One of NTIC's strategies is to enhance its existing products and develop and market new products that respond to customer needs. NTIC may not be able to compete effectively with its competitors unless NTIC can keep up with existing or new products in the markets in which it competes. Product development requires significant financial and other resources. Although in the past NTIC has implemented lean manufacturing and other productivity improvement initiatives to provide investment funding for new products, no assurance can be provided that NTIC will be able to continue to do so in the future. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product, and manufacturing process levels and NTIC may not be able to timely develop product improvements or new products. NTIC's competitors' new products may beat NTIC's products to market, may be more effective or less expensive than NTIC's products or render NTIC's products obsolete. Any new products that NTIC may develop may not receive market acceptance or otherwise generate any meaningful net sales or profits for NTIC relative to its expectations, based on, among other things, existing and anticipated investments in manufacturing capacity and commitments to fund advertising, marketing, promotional programs, and research and development.

***NTIC faces intense competition in almost all of its product lines, including from competitors that have substantially greater resources than NTIC does. No assurance can be provided that NTIC will be able to compete effectively, which would harm its business and operating results.***

NTIC's products are sold in highly competitive markets throughout the world. The principal competitive factors in NTIC's markets are pricing, product innovation, quality and reliability, product support and customer service and reputation. NTIC often competes with numerous manufacturers, many of which have substantially greater financial, marketing, and other resources than NTIC does. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than NTIC can. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. NTIC's current products, products under development and its ability to develop new and improved products may be insufficient to enable NTIC to compete effectively with its competitors. No assurance can be provided that NTIC will be able to compete effectively, which would harm its business and operating results.

***NTIC's dependence on key suppliers puts NTIC at risk of interruptions in the availability of its products, which could reduce its net sales and adversely affect its operating results. In addition, increases in prices for raw materials and components used in NTIC's products could adversely affect NTIC's operating results.***

NTIC relies on suppliers for certain raw materials and components used in its products. For reasons of quality assurance, cost effectiveness or availability, NTIC procures certain raw materials and components from limited source suppliers. NTIC generally acquires such raw materials and components through purchase orders placed in the ordinary course of business, and as a result NTIC does not have a significant inventory of these materials and components and does not have any guaranteed or contractual supply arrangements with many of these suppliers. NTIC's dependence on third-party suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules, as well as manufacturing yields and costs. Suppliers of raw materials and components may decide, or be required, for reasons beyond NTIC's control to cease supplying raw materials and components to NTIC or to raise their prices. Shortages of raw materials, quality control problems, production capacity constraints or delays by suppliers could negatively affect NTIC's ability to meet its production obligations and result in increased prices for affected parts. Any such shortage, constraint or delay may result in delays in shipments of products or components, which could adversely affect NTIC's net sales and operating results. Increases in prices for raw materials and components used in NTIC's products could also adversely affect its operating results.

***NTIC is exposed to risks relating to its evaluation of its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.***

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Sarbanes-Oxley Act of 2002 and related and other recent regulations implemented by the SEC and the NASDAQ Stock Market, are creating challenges for publicly-held companies, including NTIC. NTIC is committed to maintaining high standards of corporate governance and public disclosure. As a result, NTIC's efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, NTIC's efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding NTIC's assessment of its internal control over financial reporting have required and will continue to require the expenditure of significant financial and managerial resources. Although NTIC's management concluded that NTIC's internal control over financial reporting was effective as of August 31, 2010, no assurance can be provided that NTIC's management will reach a similar conclusion as of any later date.

***NTIC's business is subject to a number of other miscellaneous risks that may adversely affect NTIC's operating results, financial condition or business.***

NTIC's business is subject to a number of other miscellaneous risks that may adversely affect NTIC's operating results, financial condition or business, such as natural or man-made disasters or global pandemics that may result in shortages of raw materials, higher commodity costs, an increase in insurance premiums and other adverse effects on NTIC's business; the continued threat of terrorist acts and war that may result in heightened security and higher costs for import and export shipments of components or finished goods; and the ability of NTIC's management to adapt to unplanned events.

**Risks Related to NTIC's Common Stock**

***A large percentage of NTIC's outstanding common stock is held by insiders, and, as a result, the trading market for NTIC's common stock is not as liquid as the stock of other public companies.***

As of November 15, 2010, NTIC had 4,314,249 shares of common stock outstanding, of which 16.4% of these outstanding shares were beneficially owned by directors, executive officers, principal stockholders and their respective affiliates. The stock of companies with a substantial amount of stock held by insiders is usually not as liquid as the stock of other public companies where insider ownership is not as concentrated. Thus, the trading market for shares of NTIC's common stock may not be as liquid as the stock of other public companies.

***The price and trading volume of NTIC's common stock has been, and may continue to be, volatile.***

The market price and trading volume of NTIC's common stock price has fluctuated over a wide range during the past year or so. During fiscal 2010, the sale price of NTIC's common stock ranged from a low of $7.00 to a high of $14.36, and the daily trading volume ranged from zero shares to 62,500 shares. It is likely that the price and trading volume of NTIC's common stock will continue to fluctuate in the future. The securities of small capitalization companies, including NTIC, from time to time experience significant price and volume fluctuations, often unrelated to the operating performance of these companies. Securities class action litigation is sometimes brought against a company following periods of volatility in the market price of its securities or for other reasons. NTIC may become the target of similar litigation. Securities litigation, whether with or without merit, could result in substantial costs and divert management's attention and resources, which could harm NTIC's business, financial condition, and operating results, as well as the market price of its common stock.

***The trading volume of NTIC's common stock is typically very low, leaving NTIC's common stock open to risk of high volatility.***

The number of shares of NTIC's common stock being traded on a daily basis is often very low and on some trading days, there is no trading volume at all. Any stockholder wishing to sell his, her or its stock may cause a significant fluctuation in the trading price of NTIC's common stock. In addition, low trading volume of a stock increases the possibility that, despite rules against such activity, the price of the stock may be manipulated by persons acting in their own self-interest. NTIC may not have adequate market makers and market making activity to prevent manipulation in its common stock.

***If securities or industry analysts do not publish research or reports about NTIC's business, or if they adversely change their recommendations regarding shares of NTIC's common stock, the market price for NTIC's common stock and trading volume could decline.***

The trading market for NTIC's common stock has been influenced by research or reports that industry or securities analysts publish about NTIC or its business. If one or more analysts who cover NTIC downgrade NTIC's common stock, the market price for NTIC's common stock would likely decline. If one or more of these analysts cease coverage of NTIC or fail to regularly publish reports on NTIC, NTIC could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for NTIC's common stock to decline.

***NTIC does not intend to pay dividends for the foreseeable future.***

Although in the past NTIC has paid dividends on its common stock, NTIC has not done so since fiscal 2005. The payment of any future dividends will be determined by NTIC's Board of Directors in light of conditions then existing, including NTIC's earnings (if any), financial condition, cash requirements, restrictions in financing agreements, business conditions and other factors. NTIC's Board of Directors currently does not anticipate paying a dividend on NTIC's common stock in the near future, but rather intends to retain all of its earnings for the foreseeable future to finance the operation and expansion of its business. As a result, NTIC's stockholders will only receive a return on their investment in NTIC's common stock if the market price of the common stock increases.

***One of NTIC's principal stockholders beneficially owns a significant percentage of NTIC's outstanding common stock and is affiliated with NTIC's President and Chief Executive Officer and thus may be able to influence matters requiring stockholder approval, including the election of directors, and could discourage or otherwise impede a transaction in which a third party wishes to purchase NTIC's outstanding shares at a premium.***

As of November 15, 2010, Inter Alia Holding Company, or Inter Alia, beneficially owned approximately 14.5% of NTIC's outstanding common stock. Inter Alia is an entity owned by G. Patrick Lynch, NTIC's President and Chief Executive Officer and a director, as well as three other members of the Lynch family. Mr. Lynch shares voting and dispositive power of shares of NTIC's common stock held by Inter Alia with the other owners. As a result of his share ownership through Inter Alia and his position as President and Chief Executive Officer and a director of NTIC, Mr. Lynch may be able to influence the affairs and actions of NTIC, including matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. The interests of Mr. Lynch and Inter Alia may differ from the interests of NTIC's other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of NTIC, could deprive NTIC's stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of NTIC and may negatively affect the market price of NTIC's common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give stockholders the opportunity to realize a premium over the then-prevailing market price for shares of NTIC's common stock.

***Future sales of NTIC common stock by Inter Alia or its pledgees if Inter Alia is subject to foreclosure proceedings or margin calls could adversely affect the price of NTIC's common stock.***

As of November 15, 2010, Inter Alia beneficially owned approximately 14.5% of NTIC's outstanding common stock. After the death of Philip M. Lynch in September 2008, NTIC's former Chairman of the Board and Chief Executive Officer and a former principal shareholder of Inter Alia, NTIC learned that Mr. Philip M. Lynch shortly prior to his death had pledged all of Inter Alia's shares of NTIC's common stock to various banks. NTIC understands that as of November 15, 2010, 83,160 shares of NTIC's common stock held by Inter Alia, or approximately 2.0% of NTIC's outstanding common stock, remained subject to a pledge agreement. Depending upon the status of the various loan obligations of which the shares serve as collateral and the trading price of NTIC's common stock, Inter Alia may experience a foreclosure or margin call that could result in the sale of Inter Alia's pledged shares of NTIC's common stock by Inter Alia's pledges into the open market or otherwise. Unlike Inter Alia, such pledgees would not be subject to the volume limitations of SEC Rule 144 in effecting such sales. Such sales could have a materially adverse effect on the trading price of NTIC's common stock. In addition, NTIC understands that in order to diversify its stock holdings Inter Alia entered into a sales plan with Morgan Stanley Smith Barney LLC in May 2010 in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which Inter Alia may sell up to 5,000 shares of NTIC's common stock each fiscal quarter through May 31, 2013, subject to satisfaction of certain conditions. There are no contractual restrictions on the ability of Inter Alia to sell shares of NTIC common stock, although sales in the public market will be subject to the volume limitations and other requirements of SEC Rule 144. Pursuant to the volume limitations of Rule 144, an affiliate of NTIC may sell shares under Rule 144 only if the shares to be sold, together with the shares sold under Rule 144 during the past three months, do not exceed the greater of 1% of NTIC's outstanding shares or the average weekly trading volume of NTIC's shares during the preceding four calendar weeks. Future sales of a significant portion of NTIC's common stock during a short time period in the public market by Inter Alia could adversely affect the market price of NTIC's common stock. Any adverse effect on the market price of NTIC common stock could make it difficult for NTIC to raise additional capital through sales of equity securities at a time and at a price NTIC's Board of Directors deems appropriate.

***Future equity issuances by NTIC may have dilutive and other effects on NTIC's existing stockholders.***

As of November 15, 2010 there were 4,314,249 shares of NTIC's common stock outstanding, and in addition, security holders held options, which, if vested and exercised, would obligate NTIC to issue up to 217,806 additional shares of common stock. It is expected that such shares, when NTIC issues them upon exercise, will be available for immediate resale in the public market. The market price of NTIC's common stock could fall as a result of sales of these shares of common stock due to the increased number of shares available for sale in the market. In addition, NTIC has a shelf registration statement, which subject to certain limitations, permits NTIC to sell up to a total of approximately $50,000,000 of its securities, some or all of which may be shares of NTIC's common stock or securities convertible into or exercisable for shares of NTIC's common stock, and all of which would be available for resale in the public market. Any issuances by NTIC of equity securities may be at or below the prevailing market price of NTIC's common stock and may have a dilutive impact on NTIC's existing stockholders. These issuances or other dilutive issuances also would cause NTIC's net income per share, if any, to decrease in future periods. As a result, the market price of NTIC's common stock could decrease.

## Item 1B. UNRESOLVED STAFF COMMENTS

This Item 1B is inapplicable to NTIC as a smaller reporting company.

## Item 2. PROPERTIES

NTIC's principal executive offices, production facilities and domestic research and development operations are located at 4201 Woodland Road, Circle Pines, Minnesota 55014. NTIC purchased the real estate and 40,000 square feet building in which its corporate headquarters is located pursuant to a like-kind exchange transaction within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended, for a purchase price of $1,475,000. To finance the transaction, NTIC obtained a secured term loan in the principal amount of $1,275,000. The term loan matures on May 1, 2011, bears interest at a fixed rate of 8.01% and is payable in monthly installments equal to approximately $10,776 (inclusive of principal and interest). All of the remaining unpaid principal and accrued interest is due and payable on the maturity date, unless the bank demands payment earlier due to a covenant breach by NTIC as discussed in more detail under the heading "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Financial Resources." The loan is secured by a first lien on the real estate and building. NTIC's management considers NTIC's current properties suitable and adequate for its current and foreseeable needs.

In fiscal 1999, a subsidiary of NTIC, NTI Facilities, Inc., acquired a one-third ownership of Omni-Northern Ltd., an Ohio limited liability company, in contemplation of NTI Facilities, Inc. entering into a lease agreement with Omni-Northern Ltd. for approximately 50% of the net rental space in a building owned by Omni-Northern Ltd. Omni-Northern Ltd. owns and operates a rental property located at 23205 Mercantile Road, Beachwood, Ohio, comprising approximately two acres of land and a building of approximately 34,000 square feet. The property had an approximate value of $2,205,000, based upon the cash-to-mortgage acquisition price of the property paid in fiscal 2000. NTIC has guaranteed up to $329,082 of the Omni-Northern Ltd.'s $1,903,571 mortgage obligation with PNC Bank, Cleveland, Ohio. NTI Facilities, Inc. entered into a 15-year lease agreement with Omni-Northern Ltd. for approximately 17,000 square feet of office, manufacturing, laboratory and warehouse space, requiring monthly rental payments of $17,500, which are adjusted annually according to the annual consumer price index, through November 2014. By its ownership in Omni-Northern Ltd., NTI Facilities Inc. is entitled to one-third of the operating results of Omni-Northern Ltd. Omni-Northern has leased the remaining 50% of the net rental space to other third parties. Rent expense was $215,400 and $244,774 for the fiscal years ended August 31, 2010 and 2009, respectively. Future minimum rental payments for each of the succeeding fiscal years through fiscal year ending August 31, 2014 are estimated to be approximately $240,000 per year. In November 2010, NTI Facilities, Inc. entered into a limited liability company membership interests purchase agreement pursuant to which NTI Facilities, Inc., subject to certain terms and conditions, agreed to sell its membership interest in Omni-Northern Ltd. for $100,000. It is anticipated that the closing of this transaction will take place in December 2010 or January 2011 and will result in approximately a $90,000 gain on sale, which would positively affect NTIC's second quarter of fiscal 2011 earnings.

## Item 3. LEGAL PROCEEDINGS

From time to time, NTIC is involved in various legal actions arising in the normal course of business. Management is of the opinion that any judgment or settlement resulting from any currently pending or threatened actions would not have a material adverse effect on NTIC's financial position or results of operations.

## Item 4. [REMOVED AND RESERVED]

## Item 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of NTIC, their ages and the offices held, as of November 15, 2010, are as follows:

| Name | Age | Position with NTIC |
|---|---|---|
| G. Patrick Lynch | 43 | President and Chief Executive Officer |
| Matthew C. Wolsfeld | 36 | Chief Financial Officer and Corporate Secretary |

G. Patrick Lynch, an employee of NTIC since 1995, has been President since July 2005 and Chief Executive Officer since January 2006 and was appointed a director of NTIC in February 2004. From July 2005 to January 2006, Mr. Lynch served as Chief Operating Officer of NTIC. Mr. Lynch served as President of North American Operations of NTIC from May 2004 to July 2005. Prior to May 2004, Mr. Lynch held various positions with NTIC, including Vice President of Strategic Planning, Corporate Secretary and Project Manager. Mr. Lynch is also an officer and director of Inter Alia Holding Company, a holding company that is a significant stockholder of NTIC. Prior to joining NTIC, Mr. Lynch held positions in sales management for Fuji Electric Co., Ltd. in Tokyo, Japan and programming project management for BMW AG in Munich, Germany. Mr. Lynch received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan.

Matthew C. Wolsfeld, an employee of NTIC since February 2001, has been NTIC's Chief Financial Officer since November 2001 and Corporate Secretary since November 2004. Mr. Wolsfeld was Controller of NTIC from May 2001 through November 2001. Prior to joining NTIC, Mr. Wolsfeld held an auditing position with PricewaterhouseCoopers LLP in Minneapolis, Minnesota from 1997 to 2001. Mr. Wolsfeld received a B.A. degree in Accounting from the University of Notre Dame and received his M.B.A. degree at the University of Minnesota, Carlson School of Business. Mr. Wolsfeld is a Certified Public Accountant.

Officers of NTIC, their ages and the offices held, as of November 15, 2010, are as follows:

| Name | Age | Position with NTIC |
|---|---|---|
| Prof. Efim Ya. Lyublinski | 73 | Vice President and Director of New Technologies and Applications Engineering |
| Vineet R. Dalal | 41 | Vice President and Director Global Market Development – Natur-Tec® |
| Gautam Ramdas | 37 | Vice President and Director Global Market Development – Oil & Gas |

Prof. Efim Ya. Lyublinski has been employed by NTIC since March 2000 in the position of Vice President and Director of New Technologies and Applications Engineering. Prof. Lyublinski is a Member of the Russian Academy of Natural Sciences and NACE International the Corrosion Society. From 1984 to 1999, Prof. Lyublinski was Head of Laboratory of Complex Methods of Corrosion

Protection at the Central Research Institute of Structural Materials, St. Petersburg, Russia. Prof. Lyublinski also held a Senior Consulting Position with Osmos Technology, Boston, Massachusetts from 1995 to 1999. Prof. Lyublinski holds several patents, is responsible for several inventions and has authored several books and articles and lectured at more than 100 symposiums, conferences and congresses in the areas of materials science and corrosion.

Vineet R. Dalal, an employee of NTIC since 2004, Vice President and Director – Global Market Development – Natur-Tec® since November 2005. Prior to joining NTIC, Mr. Dalal was a Principal in the Worldwide Product Development Practice of PRTM, a management consultancy to technology based companies. In this position, Mr. Dalal consulted to several Fortune 500 companies, in the areas of product strategy, Product Lifecycle Management (PLM) and technology management. Prior to that, Mr. Dalal held positions in program management and design engineering at National Semiconductor Corporation in Santa Clara, California. Mr. Dalal received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan. He also holds an M.S. degree in Electrical and Computer Engineering from Oregon State University, and a B.Eng. degree in Electronics Engineering from Karnatak University, India.

Gautam Ramdas, an employee of NTIC since 2005, is Vice President and Director – Global Market Development – Oil & Gas. Prior to joining NTIC, Mr. Ramdas was a Manager in the Strategic Change group of IBM Business Consulting Services. In this position, Mr. Ramdas led consulting engagements at several Fortune 500 companies, in the areas of service strategy, global supplier relationship management and supply chain streamlining. Mr. Ramdas held positions in the E-Commerce and Supply Chain strategy groups at PricewaterhouseCoopers Management Consulting, again providing consulting services for Fortune 500 clients. Prior to management consulting, Mr. Ramdas worked as a program manager and design engineer with Kinhill Engineers in Australia. He has also been involved in the start-up stage of successful small businesses in the U.S. and in India. Mr. Ramdas received an M.B.A. from the University of Michigan Business School in Ann Arbor, Michigan. He also holds a bachelor's degree in Mechanical Engineering from the College of Engineering, Guindy (Chennai), India.

## PART II

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

NTIC's common stock is listed for trading on the NASDAQ Global Market under the symbol "NTIC." The following table sets forth the high and low daily sales prices for NTIC's common stock, as reported by the NASDAQ Global Market, for the fiscal quarter indicated:

| | High | Low |
|---|---|---|
| **Fiscal 2010** | | |
| Fourth Quarter | $ 14.36 | $ 9.25 |
| Third Quarter | 10.97 | 8.72 |
| Second Quarter | 10.74 | 7.52 |
| First Quarter | 9.00 | 7.00 |
| **Fiscal 2009:** | | |
| Fourth Quarter | $ 11.00 | $ 4.92 |
| Third Quarter | 7.48 | 4.61 |
| Second Quarter | 10.15 | 5.51 |
| First Quarter | 14.73 | 4.21 |

### Dividends

Although NTIC's Board of Directors has declared cash dividends to NTIC's stockholders in the past, the payment of any future dividends will be determined by NTIC's Board of Directors in light of conditions then existing, including NTIC's earnings, financial condition, cash requirements, restrictions in financing agreements, business conditions and other factors. The Board of Directors currently does not anticipate paying a dividend on NTIC's common stock in the near future, but rather intends to retain all of its earnings for the foreseeable future to finance the operation and expansion of its business.

### Number of Record Holders

As of August 31, 2010, there were 258 record holders of NTIC's common stock. This does not include shares held in "street name" or beneficially owned.

### Recent Sales of Unregistered Equity Securities

NTIC did not issue any shares of its common stock or any other equity securities of NTIC that were not registered under the Securities Act of 1933, as amended, during the fourth quarter of fiscal year ended August 31, 2010.

### Issuer Purchases of Equity Securities

NTIC did not purchase any shares of its common stock or any other equity securities of NTIC during the fourth quarter of fiscal year ended August 31, 2010.

## Item 6. SELECTED FINANCIAL DATA

This Item 6 is inapplicable to NTIC as a smaller reporting company and has been omitted pursuant to Item 301(c) of SEC Regulation S-K.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis provides material historical and prospective disclosures intended to enable investors and other users to assess NTIC's financial condition and results of operations. Statements that are not historical are forward-looking and involve risks and uncertainties discussed under the heading "Part I. Item 1. Business—Forward-Looking Statements" and under the heading "Part I. Item 1A. Risk Factors." The following discussion of the results of the operations and financial condition of NTIC should be read in conjunction with NTIC's consolidated financial statements and the related notes thereto included under "Part II. Item 8. Financial Statements and Supplementary Data."

This Management's Discussion and Analysis is organized in the following major sections:

- **Business Overview**. This section provides a brief overview description of NTIC's business, focusing in particular on developments during the most recent fiscal year.

- **Financial Overview**. This section provides a brief summary of NTIC's financial results and financial condition for fiscal 2010.

- **Items Impacting Comparability**. This section provides a brief description of the significant items impacting the comparability of NTIC's operating results for fiscal 2010 and fiscal 2009.

- **Sales and Expense Components**. This section provides a brief description of the significant line items in NTIC's consolidated statements of operations.

- **Results of Operations**. This section provides an analysis of the significant line items in NTIC's consolidated statements of operations.

- **Liquidity and Capital Resources**. This section provides an analysis of NTIC's liquidity and cash flows and a discussion of NTIC's outstanding debt and other commitments.

- **Off-Balance Sheet Arrangements**. This section describes NTIC's material off-balance sheet arrangements.

- **Inflation and Seasonality**. This section describes the effects of inflation and seasonality, if any, on NTIC's business and operating results.

- **Market Risk**. This section describes material market risks to which NTIC is subject.

- **Related Party Transactions**. This section describes any material related party transactions to which NTIC is a party.

- **Critical Accounting Policies and Estimates**. This section discusses the accounting policies and estimates that are considered important to NTIC's financial condition and results of operations and require NTIC to exercise subjective or complex judgments in their application. All of NTIC's significant accounting policies, including its critical accounting estimates, are summarized in Note 1 to NTIC's consolidated financial statements.

- **Recent Accounting Pronouncements.** This section discusses recently issued accounting pronouncements that have had or may affect NTIC's results of operations and financial condition.

**Business Overview**

NTIC develops and markets proprietary environmentally beneficial products and services in over 55 countries either directly or via a network of joint ventures, independent distributors and agents. NTIC's primary business is corrosion prevention marketed mainly under the ZERUST® brand. From this base, NTIC is expanding into three new business areas that have started recently to generate revenue (1) corrosion prevention technologies specifically designed for the oil and gas industry, also marketed under the ZERUST® brand and which NTIC sells directly as well as through joint ventures and independent agents; (2) a proprietary portfolio of bio-plastic compounds and finished products marketed under the Natur-Tec® brand, which NTIC sells directly as well as through distributors and independent agents; and (3) technology and equipment that converts waste plastic into diesel, gasoline and heavy fractions, which is exclusively licensed in North America and Asia through NTIC's joint venture Polymer Energy, LLC.

NTIC has been selling its proprietary ZERUST® brand rust and corrosion inhibiting products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets for over 35 years. NTIC also offers worldwide on-site technical consulting for rust and corrosion prevention issues. In North America, NTIC markets its services and products principally to industrial users by a direct sales force as well as a network of independent distributors and agents. NTIC's technical service consultants work directly with the end users of NTIC's products to analyze their specific needs and develop systems to meet their technical requirements.

NTIC has developed proprietary corrosion inhibiting technologies for use in the mitigation of corrosion in capital assets used in the petroleum and chemical process industries and is initially targeting the sale of these new ZERUST® products to the oil and gas industry sector. During fiscal 2009, NTIC announced the signing of a multi-year contract between NTIC's Brazilian joint venture (Zerust Prevenção de Corrosão S.A.) and Petroleo Brasileiro S.A. (Petrobras) to install and service proprietary corrosion protection technologies on the roofs of an initial set of aboveground oil storage tanks at the Petrobras REDUC refinery in Rio de Janeiro, Brazil. Also during fiscal 2009, NTIC signed multiple joint research and development contracts with Petrobras's research and development group at the Leopoldo Américo Miguez de Mello Research & Development Center (CENPES) pursuant to which the parties will undertake a 20-month Petrobras funded effort to explore, understand and resolve bottom plate corrosion issues in aboveground storage tanks. A second 12-month Petrobras sponsored project also has started aimed at field trials of certain pipeline protection technologies. All of these projects continued during fiscal 2010. NTIC also is pursuing opportunities to market its ZERUST® corrosion prevention technology to other potential customers in the oil and gas industry across several countries through NTIC's joint venture partners and other strategic partners. During fiscal 2010, NTIC entered into agreements with Iromad VZ, LLC and GF Consulting Services LLC to provide sales and marketing services for NTIC's oil and gas industry specific corrosion prevention technologies with a particular focus on the markets in the United States, Venezuela, Mexico and Spain. NTIC believes the sale of its ZERUST® products to customers in the oil and gas industry will involve a long sales cycle, likely including a one- to two-year trial period with each customer and a slow integration process thereafter.

In addition to ZERUST® products and services, NTIC develops and markets a portfolio of bio-based and/or biodegradable (compostable) polymer resin compounds and finished products under the Natur-

Tec® brand. The Natur-Tec® bioplastics portfolio includes flexible film, foam, rigid injection molded materials and engineered plastics. Natur-Tec® biodegradable and compostable finished products include shopping and grocery bags, lawn and leaf bags, can liners, pet waste collection bags, cutlery, packaging foam and coated paper products and are engineered to be fully biodegradable in a composting environment. During fiscal 2010, NTIC focused on adding additional distributors and generating initial sales with these distributors.

NTIC's Polymer Energy LLC joint venture develops and promotes a system that uses catalytic pyrolysis to convert waste plastic (primarily polyolefins) into hydrocarbons (primarily a mix of diesels, gasoline and heavy fractions) resulting in an economically viable and environmentally responsible alternative to current methods of recycling and disposal of waste plastic. Each unit can process up to ten tons of waste plastic per day, and the modular design allows for easily scalable capacity. The crude output is high-grade and can be further processed in a refinery or used as an input for co-generation of electricity. During fiscal 2010, NTIC's Polymer Energy LLC joint venture focused on making design improvements to the polymer energy machine and generating initial interest from potential customers in India, Thailand and the United Arab Emirates.

**Recent Development**

NTIC has consolidated the fiscal 2010 results of Zerust Prevenção de Corrosão S.A., NTIC's joint venture in Brazil ("Zerust Brazil"). NTIC holds 85% of the equity and 85% of the voting rights of Zerust Brazil. Prior to fiscal 2010 and as of August 31, 2009, NTIC accounted for its Zerust Brazil investment under the equity method. NTIC owned only 50%, which it considered to be less than a majority, of the equity and voting rights of Zerust Brazil prior to September 2006. NTIC acquired an additional 35% ownership interest in Zerust Brazil in September 2006 and held 85% of the equity and voting rights thereafter. Prior to the fourth quarter of fiscal 2010, NTIC held the additional 35% ownership interest in Zerust Brazil with the intent of finding an acquiring party, believing its majority control of Zerust Brazil would be temporary and determined not to consolidate Zerust Brazil because the impact on NTIC's consolidated financial statements was immaterial. During the fourth quarter of fiscal 2010, NTIC stopped pursuing a buyer of the 35% ownership and decided to consolidate the financial results of Zerust Brazil as of and for the fiscal year ended August 31, 2010. NTIC believes that the impact of not consolidating Zerust Brazil on NTIC's consolidated financial statements for periods prior to the fourth quarter of fiscal 2010 was immaterial to NTIC's consolidated financial statements.

The following is a summary of certain line items of NTIC's consolidated statement of operations for the fiscal year ended August 31, 2009 as reported and on a pro forma basis, assuming the consolidation of Zerust Brazil on NTIC's consolidated financial statements as of the beginning of such periods:

| | Fiscal Year Ended August 31, 2009 | | | |
|---|---|---|---|---|
| | As Reported | Zerust Brazil | Eliminated in Consolidation | Pro Forma |
| Net sales | $ 8,575,308 | $ 1,085,147 | $ (10,517) | $ 9,649,938 |
| Cost of goods sold | 5,620,668 | 506,999 | (10,517) | 6,117,150 |
| Gross profit | 2,954,640 | 578,148 | -- | 3,532,788 |
| Joint venture operations | 3,745,431 | -- | 11,599 | 3,757,030 |
| Operating expenses | 10,249,399 | 498,665 | -- | 10,748,064 |
| Operating (loss) income | (3,549,328) | 79,482 | 11,599 | (3,458,247) |
| (Loss) Income before income tax expense | (3,646,976) | (1,996) | 11,599 | (3,637,373) |
| Income tax benefit | (302,000) | 20,059 | --- | (281,941) |
| Net (loss) income | (3,344,976) | (19,114) | 11,599 | (3,352,491) |
| Net loss attributable to non- | --- | 7,515 | --- | 7,515 |

| | Fiscal Year Ended August 31, 2009 | | | |
|---|---|---|---|---|
| | As Reported | Zerust Brazil | Eliminated in Consolidation | Pro Forma |
| controlling interest................ | | | | |
| Net income attributable to controlling interest................ | (3,344,976) | --- | --- | (3,344,976) |
| Net income (loss) per common diluted share......................... | $(0.89) | $(0.00) | $(0.00) | $(0.89) |

NTIC has not consolidated the Polymer Energy LLC joint venture in NTIC's consolidated financial statements for fiscal 2010, fiscal 2009 or any prior period since Polymer Energy LLC has had limited activity since its inception in 2003 and NTIC believes that the impact of not consolidating this entity on NTIC's consolidated financial statement has been immaterial. Prior to fiscal 2010, Polymer Energy LLC did not have any financial activity including assets, liabilities, capital contributions, revenues or expenses. During fiscal 2010, the only financial activity of Polymer Energy LLC was the receipt of license fees which were distributed to its owners in proportion to their respective ownership percentages. Since NTIC owns a 62.5% ownership interest in Polymer Energy LLC, NTIC received and recorded $101,587 as fees for services provided to joint ventures in its consolidated financial statements for fiscal 2010.

**Financial Overview**

NTIC's management, including its chief executive officer who is NTIC's chief operating decision maker, reports and manages NTIC's operations in two reportable business segments based on similarities in the products sold, customer base and distribution center: ZERUST® products and services and Natur-Tec® products. NTIC's former React-NTI and React, Inc. business segments were eliminated in fiscal 2009 due to inactivity.

NTIC's consolidated net sales increased 67.8% during fiscal 2010 compared to fiscal 2009. This increase was primarily a result of increased sales of ZERUST® rust and corrosion inhibiting packaging products and services and sales to NTIC's joint ventures and the consolidation of Zerust Brazil on NTIC's consolidated financial statements. During fiscal 2010, 96.0% of NTIC's consolidated net sales were derived from sales of ZERUST® products and services, which increased 72.4% to $13,814,101 during fiscal 2010 compared to $8,013,196 during fiscal 2009 due to increased demand primarily as a result of the economic recovery of the domestic manufacturing sector, the addition of new customers and the consolidation of Zerust Brazil. NTIC has focused its sales efforts of ZERUST® products and services by strategically targeting customers with specific corrosion issues in new market areas, including the oil and gas industry and other industrial sectors that offer sizable growth opportunities. NTIC's consolidated net sales for fiscal 2010 included $1,925,819 of sales made by Zerust Brazil, and of those sales, $774,928 in sales were made to the oil and gas industry sector in Brazil. Overall demand for ZERUST® products and services depends heavily on the overall health of the markets in which NTIC sells its products, including in particular the automotive market.

During fiscal 2010, $572,663, or 4.0%, of NTIC's consolidated net sales were derived from sales of Natur-Tec® products compared to 6.3% during fiscal 2009. Net sales of Natur-Tec® products increased 6.3% during fiscal 2010 compared to fiscal 2009. This increase was due to the addition of new Natur-Tec® distributors on the West Coast of the United States partially offset by several large stocking orders of Natur-Tec® products that occurred early in fiscal 2009 that were not repeat orders. NTIC is continuing to strengthen and expand its West Coast distribution network in California, while expanding its industrial distribution reach to geographical "green" hotspots such as Oregon, Washington, Minnesota and New England. Additionally, NTIC is targeting key national and regional retailers utilizing independent sales agents. Demand for the Natur-Tec® products depends primarily on market acceptance and the extent of NTIC's distribution network.

Cost of goods sold as a percentage of net sales decreased to 65.2% during fiscal 2010 compared to 65.5% during fiscal 2009 primarily as a result slightly improved margins resulting from fixed costs spread over increased net sales partially offset by a $360,577 write-down of Natur-Tec® inventory to its market value during fourth quarter of fiscal 2010. NTIC anticipated greater demand for its Natur-Tec® products than it experienced during the past couple of fiscal years. Accordingly, NTIC had been unable to sell its Natur-Tec® inventory at the times and prices and in the volumes that NTIC initially anticipated. As a result, NTIC reduced the value of its Natur-Tec® inventory during fourth quarter of fiscal 2010 to reflect its net realizable value by $360,577. The Natur-Tec® raw material and finished goods inventory was purchased and manufactured previously when the base resins were significantly more expensive. As of August 31, 2010, $1,191,055 of Natur-Tec® inventory remained on NTIC's consolidated balance sheet. If NTIC is unable to sell its remaining Natur-Tec® inventory at the times and prices and in the volumes at which it currently anticipates, future additional write-downs may be necessary, which could adversely affect NTIC's cost of goods sold.

NTIC participates in 27 active joint venture arrangements in North America, South America, Europe, Asia and the Middle East. NTIC does not consolidate the results of its joint ventures, other than its former joint venture React-NTIC LLC and for fiscal 2010, its joint venture in Brazil. NTIC's receipt of funds as a result of sales by its joint ventures is dependent upon NTIC's receipt of dividend distributions from the joint ventures and NTIC's receipt of fees for services that NTIC provides to its joint ventures based primarily on the revenues of the joint ventures. The profits of NTIC's joint ventures are shared by the respective joint venture owners in accordance with their respective ownership percentages. NTIC typically owns only 50% or less of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends and, if paid, how much they should be in a given year. NTIC historically has funded its joint venture investments with cash generated from operations. NTIC's equity in income of joint ventures increased 967.2% to $3,919,084 during fiscal 2010 compared to $367,238 during fiscal 2009. NTIC recognized a 38.8% increase in fees for services provided to joint ventures during fiscal 2010 compared to fiscal 2009. Both of these increases were primarily a result of a 37.3% increase in total net sales of NTIC's joint ventures during fiscal 2010 compared to fiscal 2009. This increase in total net sales of NTIC's joint ventures was primarily a result of the economic recovery, to some extent, of the international manufacturing sector that the NTIC joint venture network serves.

NTIC's total operating expenses increased 9.2% or $942,463 to $11,191,862 during fiscal 2010 compared to fiscal 2009 primarily as a result of the consolidation of the general and administrative expenses of Zerust Brazil on NTIC's consolidated financial statements of $527,000 and accrual of the management bonus expense of $756,000. Comparable expenses did not exist for the year ended August 31, 2009.

NTIC expenses all costs related to product research and development as incurred. NTIC incurred $3,333,683 and $3,024,205 of expense during fiscal 2010 and 2009, respectively, in connection with its research and development activities. NTIC anticipates that it will spend between $3,300,000 and $3,500,000 in total during fiscal 2010 on research and development activities related to its new technologies. These amounts represent net amounts after being reduced by reimbursements related to the awarding of multiple research and development contracts. Such reimbursements totaled $600,023 and $0 for fiscal 2010 and fiscal 2009, respectively.

Net income was $2,607,927, or $0.61 per diluted common share, for fiscal 2010 compared to a net loss of $(3,344,976), or $(0.89) per diluted common share, for fiscal 2009. NTIC's working capital was $5,918,923 at August 31, 2010, including $1,776,162 in cash and cash equivalents. NTIC expects to meet its future liquidity requirements during at least the next 12 months by using its existing cash and cash equivalents, forecasted cash flows from future operations, distributions of earnings and service fees to NTIC from its joint ventures and funds available through existing or anticipated financing arrangements. NTIC also may decide to raise additional financing to help fund its new businesses through the issuance of debt or equity securities.

**Items Affecting Comparability**

The following items impacted the comparability of NTIC's financial results for fiscal 2010 and fiscal 2009:

*Fiscal 2010*

- The consolidation of Zerust Brazil on NTIC's consolidated financial statements for fiscal 2010, which resulted in an increase in net sales of $1,925,819 and total assets of $971,780.
- A $360,577 write-down of Natur-Tec® inventory during fourth quarter of fiscal 2010 to its market value that is included in cost of goods sold.
- Reimbursements aggregating $600,023 during fiscal 2010 related to the awarding of multiple research and development contracts, which reduced research and development expenses during fiscal 2010. There were no similar reimbursements during fiscal 2009.
- Management bonus expense of $756,000, which was accrued throughout fiscal 2010 based on company financial performance and achievement of individual objectives. There was no management bonus expense incurred during fiscal 2009.
- Re-initiation of certain costs during second quarter of fiscal 2010 that were reduced as part of NTIC's cost reduction measures implemented during second quarter of fiscal 2009 including: (1) increases in the base salaries for all of NTIC employees; (2) re-initiation of NTIC's matching of 401(k) contributions; and (3) the hiring of additional NTIC personnel.

*Fiscal 2009*

- A special charge relating to a loss on impairment of goodwill and long-lived assets of $554,000 during fiscal 2009 in connection with NTIC's React-NTI reporting unit to appropriately reflect the fair value of its assets during the disposal of the reporting unit.
- Cost reduction measures implemented during second quarter of fiscal 2009 including: (1) base salary reductions by approximately 15% on average for NTIC's executive and other officers and 10% for all other employees; (2) suspension of NTIC's matching of 401(k) contributions; (3) lay-off of 16% of NTIC's workforce at that time; (4) a hiring freeze; and (5) cost concessions from all of NTIC's major vendors and service providers.

**Sales and Expense Components**

The following is a description of the primary components of net sales and expenses:

***Net Sales, Excluding Joint Ventures.*** NTIC derives net sales from the sale of its ZERUST® products and services and its Natur-Tec® products. NTIC sells its ZERUST® products and services and its Natur-Tec® products either directly or via a network of joint ventures, independent distributors and agents. Net sales, excluding joint ventures represents net sales by NTIC either directly to end users or to distributors worldwide, but not sales to NTIC's joint ventures and not sales by NTIC's joint ventures, other than for fiscal 2010, NTIC's joint venture in Brazil which sales are consolidated with NTIC's net sales. NTIC recognizes revenue from the sale of its products either directly or to distributors when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured, all of which criteria are generally met upon shipment when risk of loss and title passes to the customer or distributor. NTIC records all amounts billed to customers and distributors in a sales transaction related to shipping and handling as sales and records costs related to shipping and handling in cost of goods sold.

***Net Sales, To Joint Ventures.*** Net sales, to joint ventures represents net sales by NTIC to NTIC's joint ventures, but not sales by NTIC either directly to end users or to distributors or sales by NTIC's joint ventures, other than for fiscal 2010, NTIC's joint venture in Brazil which sales are consolidated with NTIC's net sales. NTIC's revenue recognition policy for sales to its joint ventures is the same as NTIC's policy for sales to unaffiliated customers. NTIC recognizes revenue from the sale of its products to joint ventures when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured, all of which criteria are generally met upon shipment when risk of loss and title passes to the joint venture.

***Cost of Goods Sold.*** Most of NTIC's products are manufactured by third parties and its cost of goods sold for those products consists primarily of the price invoiced by its third-party vendors. For the small portion of products that NTIC manufactures, NTIC's cost of goods sold for those products consists primarily of direct labor, allocated manufacturing overhead, raw materials and components.

***Equity in Income of Joint Ventures.*** NTIC's equity in income of joint ventures consists of NTIC's share of equity in income of its joint ventures based on the overall profitability of the joint ventures. Traditionally, a portion of the equity income recorded in a given fiscal year is paid to the owners of the joint venture entity during the following fiscal year through a dividend. The payment of a dividend by a joint venture entity is determined by a vote of the joint venture owners and is not at the sole discretion of NTIC. NTIC typically owns only 50% or less of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends and, if paid, how much they should be in a given year.

***Fees for Services Provided To Joint Ventures.*** NTIC provides certain services to its joint ventures including consulting, travel, insurance, technical and marketing services and incurs fees in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees in connection with the filing of patent applications. NTIC receives fees for these services it provides to its joint ventures based primarily on the net sales by NTIC's joint ventures, the latter of which are not included in NTIC's net sales reflected on NTIC's consolidated statements of operations (except in the case of Zerust Brazil commencing in fiscal 2010). The fees for services received by NTIC from its joint ventures are generally determined based on either a flat fee or a percentage of net sales by NTIC's joint ventures depending on local laws and tax regulations. With respect to NTIC's German joint venture, NTIC receives an agreed upon fixed quarterly fee for such services. With respect to NTIC's ASEAN joint venture holding company, NTIC does not receive a fee for such services, but rather receives a bi-annual dividend based on available cash. NTIC records revenue related to fees for services provided to joint ventures when earned, amounts are determinable and collectability is reasonably assured. Under NTIC's agreements with its joint ventures in which the fees for services is described, fees are earned when product is shipped from joint venture facilities. NTIC reviews the financial situation of each joint venture to assist in the likelihood of collections on amounts earned. NTIC elects to account for fees for services on a cash basis for certain joint ventures when uncertainty exists surrounding the collections of such fees.

NTIC sponsors a worldwide joint venture conference approximately every three to four years in which all of NTIC's joint ventures are invited to participate. The next joint venture conference is scheduled to be held in the spring or fall of 2011. NTIC defers a portion of its fees for services provided to joint ventures in each accounting period leading up to the next conference, reflecting that NTIC has not fully earned the payments received during that period. The amount deferred is based on the historical experience of NTIC, current conditions and the intentions of NTIC's management. The costs associated with these joint venture conferences are offset against the deferral as incurred, generally in the period in which the conference is held and immediately before.

Fees for services provided to joint ventures also includes license fees received by Polymer Energy LLC and distributed by Polymer Energy LLC to NTIC.

***Selling Expenses***. Selling expenses consist primarily of sales commissions and support costs for NTIC's direct sale and distribution system, and marketing costs.

***General and Administrative Expenses***. General and administrative expenses consist primarily of salaries and benefits, and other costs for NTIC's accounting, finance, legal, information technology and human resources functions.

***Expenses Incurred in Support of Joint Ventures***. NTIC incurs direct expenses related to its joint ventures and in connection with NTIC's provision of support and services to its joint ventures. Such expenses include items such as employee compensation and benefit expenses, travel expense, consulting expense, legal expense and lab supplies and testing expense.

***Research and Development Expenses***. Research and development expenses include costs associated with the design, development, testing and enhancement of NTIC's products and services. NTIC expenses all costs related to product research and development as incurred. Research and development expenses reflect the net amount after being reduced by reimbursements related to the awarding of research and development contracts. With respect to such contracts NTIC accrues proceeds received under the contracts and offsets research and development expenses incurred in equal installments over the timelines associated with completion of the contracts' specific objectives and milestones.

***Loss on Impairment***. Loss on impairment consists of non-cash charges to reduce the carrying amounts of goodwill and long-lived assets to their estimated fair values.

***Interest Income***. Interest income consists of interest earned on investments in investment-grade, interest-bearing securities and money market accounts.

***Interest Expense***. Interest expense results primarily from interest associated with NTIC's term loan with PNC Bank and any borrowings under NTIC's demand line of credit with PNC Bank.

***Income Tax (Benefit) Expense***. Income tax (benefit) expense includes federal income taxes, income tax in foreign jurisdictions, state income tax and changes to NTIC's deferred tax valuation allowance. NTIC utilizes the liability method of accounting for income taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. NTIC records a tax valuation allowance when it is more likely than not that some portion or all of its deferred tax assets will not be realized. NTIC makes this determination based on all available evidence, including historical data and projections of future results. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

**Results of Operations**

NTIC does not consolidate the results of its joint ventures, other than its former joint venture React-NTIC LLC and for fiscal 2010 its joint venture in Brazil. Nonetheless, NTIC considers its German joint venture and ASEAN joint venture holding company to be individually significant to NTIC's consolidated assets and income; and therefore, provides certain additional information regarding these joint ventures in the notes to NTIC's consolidated financial statements and in this section of this report.

***Fiscal Year 2010 Compared to Fiscal Year 2009***

The following table sets forth NTIC's results of operations for fiscal 2010 and fiscal 2009.

| | Fiscal 2010 | % of Net Sales | Fiscal 2009 | % of Net Sales | $ Change | % Change |
|---|---|---|---|---|---|---|
| Net sales, excluding joint ventures ................ | $12,190,171 | 84.7% | $7,428,499 | 86.6% | $4,761,672 | 64.1% |
| Net sales, to joint ventures............................ | 2,196,593 | 15.3% | 1,146,809 | 13.4% | 1,049,784 | 91.5% |
| Cost of goods sold ............................................ | 9,384,866 | 65.2% | 5,620,668 | 65.5% | 3,764,198 | 67.0% |
| Equity in income of joint ventures.................... | 3,919,084 | 27.2% | 367,238 | 4.3% | 3,551,846 | 967.2% |
| Fees for services provided to joint ventures....... | 4,690,450 | 32.6% | 3,378,193 | 39.4% | 1,312,257 | 38.8% |
| Selling expenses.......................................... | 3,059,207 | 21.3% | 2,439,321 | 28.4% | 619,886 | 25.4% |
| General and administrative expenses.............. | 3,923,103 | 27.3% | 2,804,257 | 32.7% | 1,118,846 | 39.9% |
| Expenses incurred in support of joint ventures .. | 875,869 | 6.1% | 1,427,616 | 16.6% | (551,747) | (38.6%) |
| Research and development expenses.............. | 3,333,683 | 23.2% | 3,024,205 | 35.3% | 309,478 | 10.2% |
| Loss on impairment ......................................... | — | — | 554,000 | 6.5% | (554,000) | (100.0%) |

*Net Sales.* NTIC's consolidated net sales increased 67.8% to $14,386,764 during fiscal 2010 compared to fiscal 2009. NTIC's consolidated net sales to customers excluding NTIC's unconsolidated joint ventures increased 64.1% to $12,190,171 during fiscal 2010 compared to fiscal 2009. This increase was due to an increase in demand primarily as a result of the recovery to some extent of the domestic manufacturing sector and the addition of new customers and the consolidation of Zerust Brazil on NTIC's consolidated financial statements. Net sales to joint ventures increased 91.5% to $2,196,593 in fiscal 2010 compared to fiscal 2009. This increase was due to an increase in demand primarily as a result of the recovery to some extent of the international manufacturing sector.

The following table sets forth additional detail regarding NTIC's net sales by product category for fiscal 2010 and fiscal 2009:

| | Fiscal 2010 | Fiscal 2009 | $ Change | % Change |
|---|---|---|---|---|
| ZERUST® net sales ........................ | $13,814,101 | $8,013,196 | $5,800,906 | 72.4% |
| Natur-Tec® net sales ....................... | 572,663 | 538,542 | 34,120 | 6.3% |
| React-NTI net sales ........................ | — | 23,570 | (23,570) | (100.0%) |
| Total net sales.................................. | $14,386,764 | $8,575,308 | $5,811,456 | 67.8% |

Net sales of ZERUST® products and services increased 72.4% to $13,814,101 during fiscal 2010 compared to $8,013,196 during fiscal 2009. This increase was due to increased demand primarily as a result of the recovery to some extent of the domestic manufacturing sector and the addition of new customers. Additionally, the consolidation of Zerust Brazil on NTIC's consolidated financial statements increased sales by $1,925,819 in fiscal 2010 compared to fiscal 2009.

Net sales of Natur-Tec® products increased 6.3% to $572,663 during fiscal 2010 compared to $538,542 in fiscal 2009. This increase was primarily due to the addition of new distributors on the West Coast, partially offset by several large stocking orders of Natur-Tec® products that occurred early in 2009 that were not repeat orders.

*Cost of Goods Sold.* Cost of goods sold increased 67.0% in fiscal 2010 compared to fiscal 2009 primarily as a result of the increase in net sales. Cost of goods sold as a percentage of net sales decreased to 65.2% in fiscal 2010 compared to 65.5% in fiscal 2009 primarily as a result slightly improved margins resulting from fixed costs spread over increased net sales partially offset by a $360,577 write-down of Natur-Tec® inventory to its market value during fourth quarter of fiscal 2010.

*Equity in Income of Joint Ventures.* NTIC had equity in income of joint ventures (not including the results of Zerust Brazil) of $3,919,084 during fiscal 2010 compared to equity in income of joint ventures of $367,238 during fiscal 2009. This increase in equity in income was due to increased profitability of NTIC's joint ventures primarily resulting from increased sales and cost control measures put in place during the last two quarters of fiscal 2009, many of which remained in place during fiscal 2010. Of the total equity in income of joint ventures, NTIC had equity in income of joint ventures of $2,113,872 attributable to its joint venture in Germany during fiscal 2010 and $381,877 attributable to its joint venture in Germany during fiscal 2009. Of the total equity in income of joint ventures, NTIC had equity in income of joint ventures of $902,935 attributable to its ASEAN joint venture holding company during fiscal 2010 and $407,682 attributable to its ASEAN joint venture holding company during fiscal 2009. NTIC had equity in income of all other joint ventures of $902,277 during fiscal 2010 and $5,090 during fiscal 2009.

*Fees for Services Provided to Joint Ventures.* NTIC recognized fee income for services provided to its joint ventures of $4,690,450 during fiscal 2010 compared to $3,378,193 during fiscal 2009, representing an increase of 38.8%. This increase in fees for services provided to joint ventures was due primarily to the 37.3% increase in net sales of NTIC's joint ventures to $84,973,646 in fiscal 2010 compared to $61,895,133 in fiscal 2009. Sales of NTIC's joint ventures (other than Zerust Brazil) are not included in NTIC's sales and are not combined with NTIC's sales in NTIC's consolidated financial statements or in any description of NTIC's sales. Also included in fees for services provided to joint ventures for fiscal 2010 are license fees received by Polymer Energy LLC and distributed by Polymer Energy LLC to NTIC in the amount of $101,587.

Of the total fee income for services provided to its joint ventures, fees of $1,000,037 were attributable to NTIC's joint venture in Germany during fiscal 2010 and $1,119,195 attributable to its joint venture in Germany during fiscal 2009. This decrease was primarily the result of foreign currency exchange rate fluctuations. NTIC does not receive fees attributable to its ASEAN joint venture holding company. NTIC receives dividend payments based on fees paid from the joint ventures that comprise the ASEAN investments. NTIC received fee income for services provided to all of its other joint ventures of $3,690,413 during fiscal 2010 compared to $2,258,998 during fiscal 2009, representing an increase of 63.4%.

NTIC sponsors a worldwide joint venture conference approximately every three to four years in which all of NTIC's joint ventures are invited to participate. NTIC defers a portion of its fees for services provided to joint ventures in each accounting period leading up to the next conference, reflecting that NTIC has not fully earned the payments received during that period. The next joint venture conference is scheduled to be held in the spring or fall of 2011. There was no deferred income recorded within other accrued liabilities during fiscal 2010 or fiscal 2009 related to this future conference since $288,000 had been accrued during fiscal 2008, fiscal 2007 and fiscal 2006, which represents the amount that NTIC expects to spend to hold the conference. During fiscal 2011, NTIC does not anticipate deferring any additional fees for services provided to joint ventures until after the next conference. The costs associated with these joint venture conferences are offset against the deferral as incurred, generally in the period in which the conference is held and immediately before.

*Selling Expenses.* NTIC's selling expenses increased 25.4% in fiscal 2010 compared to fiscal 2009 primarily due to increases of (i) compensation and employee benefits of $253,000; (ii) lab testing related expenses of $130,000; (iii) commissions and retainer expenses of $74,000; (iv) travel and related expenses of $63,000, and (v) selling expenses incurred at Zerust Brazil of $282,000, partially offset by a decrease in consulting expenses of $84,000. Selling expenses as a percentage of net sales decreased to 21.3% in fiscal 2010 compared to 28.4% in fiscal 2009 due to selling expenses spread over increased net sales.

*General and Administrative Expenses.* NTIC's general and administrative expenses increased 39.9% in fiscal 2010 compared to fiscal 2009 primarily as a result of increases in (i) audit and tax expense of $55,000; (ii) stock option expense of $88,000; (iii) compensation and benefits expenses of $310,000 (iv) general and administrative expenses incurred at Zerust Brazil of $527,000. As a percentage of net sales, general and administrative expenses decreased significantly to 27.3% in fiscal 2010 compared to 32.7% in fiscal 2009 due to fixed general and administrative expenses spread over increased net sales and NTIC's cost reduction efforts during fiscal 2009, many of which had remained in place during fiscal 2010.

*Expenses Incurred in Support of Joint Ventures.* Expenses incurred in support of NTIC's joint ventures were $875,869 during fiscal 2010 compared to $1,427,616 during fiscal 2009, representing a decrease of 38.6%. This decrease was due to decreases in (i) consulting expenses of $184,000; (ii) legal expenses of $130,000; and (iii) lab supplies and testing of $130,000.

*Research and Development Expenses.* NTIC's research and development expenses increased 10.2% in fiscal 2010 compared to fiscal 2009 due to increases in (i) salary and benefits of $478,000; (ii) amortization expenses of $37,000; (iii) consulting expenses of $255,000; and (iv) travel expenses of $62,000, partially offset by grants received of $600,023.

*Loss on Impairment.* NTIC recorded a loss on impairment of goodwill and long-lived assets of $554,000 during fiscal 2009 in connection with its React-NTI reporting unit to appropriately reflect the fair value of its assets. No loss in impairment of goodwill or long-lived assets was recorded during fiscal 2010.

*Interest Income.* NTIC's interest income increased to $30,939 in fiscal 2010 compared to $6,340 in fiscal 2009 primarily due to increased cash balances earning interest during fiscal 2010 compared to fiscal 2009.

*Interest Expense.* NTIC's interest expense decreased to $97,676 in fiscal 2010 compared to $132, 411 in fiscal 2009 primarily due to lower average outstanding debt levels.

*Income (Loss) Before Income Tax Expense.* Income before income tax expense increased to $2,303,756 in fiscal 2010 compared to a loss before income tax expense of $(3,646,976) in fiscal 2009.

*Income Tax Benefit.* Income tax benefit for fiscal 2010 was $230,000 compared to a benefit of $302,000 for fiscal 2009. Income tax benefit was calculated based on management's estimate of NTIC's annual effective income tax rate. NTIC's annual effective income tax rate during fiscal 2010 and fiscal 2009 was lower than the statutory rate primarily due to NTIC's equity in income of joint ventures being recognized based on after-tax earnings of these entities. To the extent undistributed earnings of NTIC's joint ventures are distributed to NTIC, it is not expected to result in any material additional income tax liability after the application of foreign tax credits. NTIC records a tax valuation allowance when it is more likely than not that some portion or all of its deferred tax assets will not be realized to reduce deferred tax assets to the amount expected to be realized. NTIC determined based on all available evidence, including historical data and projections of future results, that it was more likely than not that all of its deferred tax assets, except for its foreign tax credit carryforward and Minnesota state research and development credit carryforwards, would be fully realized and that NTIC's deferred tax asset related to foreign tax credit carryforwards would not be realized due to insufficient federal taxable income within the carryforward period and the fact that for ordering purposes the foreign tax credit carryforwards were not allowed to be used until after any current year foreign tax credits are utilized.

***Fiscal Year 2009 Compared to Fiscal Year 2008***

The following table sets forth NTIC's results of operations for fiscal 2009 and fiscal 2008.

| | Fiscal 2009 | % of Net Sales | Fiscal 2008 | % of Net Sales | $ Change | % Change |
|---|---|---|---|---|---|---|
| Net sales, excluding joint ventures | $ 7,428,499 | 86.6% | $ 10,890,652 | 85.8% | $ (3,462,153) | (31.8)% |
| Net sales, to joint ventures | 1,146,809 | 13.4% | 1,800,100 | 14.2% | (653,291) | (36.3)% |
| Cost of goods sold | 5,620,668 | 65.5% | 7,638,690 | 60.2% | (2,018,022) | (26.4)% |
| Equity in income of joint ventures | 367,238 | N/A | 3,792,197 | N/A | (3,424,959) | (90.3)% |
| Gain on sale of joint venture | — | N/A | 172,767 | N/A | (172,767) | (100.0)% |
| Fees for services provided to joint ventures | 3,378,193 | N/A | 5,956,403 | N/A | (2,578,210) | (43.3)% |
| Selling expenses | 2,439,321 | 28.4% | 3,294,882 | 26.0% | (855,561) | (26.0)% |
| General and administrative expenses | 2,804,257 | 32.7% | 3,514,437 | 27.7% | (710,180) | (20.2)% |
| Expenses incurred in support of joint ventures | 1,427,616 | N/A | 2,873,975 | N/A | (1,446,359) | (50.3)% |
| Research and development expenses | 3,024,205 | 35.3% | 2,532,791 | 20.0% | 491,414 | 19.4% |
| Loss on impairment | 554,000 | 6.5% | — | N/A | 554,000 | 100.0% |

*Net Sales.* NTIC's consolidated net sales decreased 32.4% to $8,575,308 during fiscal 2009 compared to fiscal 2008. NTIC's consolidated net sales to unaffiliated customers excluding NTIC's joint ventures decreased 31.8% to $7,428,499 during fiscal 2010 compared to fiscal 2009. This decrease was due to a decrease in demand for ZERUST® products and services sold to existing and new customers, partially offset by sales of Natur-Tec® products in fiscal 2009. Net sales to joint ventures decreased 36.3% to $1,146,809 in fiscal 2010 compared to fiscal 2009 due to the loss of the principal customer of React Inc. and a decrease in demand primarily as a result of the global economic recession in fiscal 2009.

The following table sets forth additional detail regarding NTIC's net sales by product category for fiscal 2009 and fiscal 2008:

| | Fiscal 2009 | Fiscal 2008 | $ Change | % Change |
|---|---|---|---|---|
| ZERUST® net sales | $ 8,013,196 | $ 12,005,151 | $ (3,991,955) | (33.3)% |
| Natur-Tec® net sales | 538,542 | 383,904 | 154,638 | 40.3% |
| React-NTI net sales | 23,570 | 53,537 | (29,967) | (56.0)% |
| React Inc. sales | — | 248,160 | (248,160) | (100.0)% |
| Total net sales | $ 8,575,308 | $ 12,690,752 | $ (4,115,444) | (32.4)% |

Net sales of ZERUST® products and services decreased 33.3% to $8,013,196 during fiscal 2009 compared to $12,005,151 during fiscal 2008. This decrease was due to decreased demand primarily as a result of the global economic recession in fiscal 2009.

Net sales of Natur-Tec® products increased 40.3% to $538,542 during fiscal 2009 compared to $383,904 in fiscal 2008. This increase was primarily due to sales to new distributors during fiscal 2009.

*Cost of Goods Sold.* Cost of goods sold decreased 26.4% in fiscal 2009 compared to fiscal 2008 primarily as a result of the significant decrease in React Inc. sales which were sold at significantly lower margins than NTIC's ZERUST® products, combined with a slight reduction in the gross margin achieved on NTIC's ZERUST® products. Cost of goods sold as a percentage of net sales increased to 65.5% in fiscal 2009 compared to 60.2% in fiscal 2008 primarily as a result of fixed costs spread over decreased net sales.

*Equity in Income of Joint Ventures.* NTIC had equity in income of joint ventures of $367,238 during fiscal 2009 compared to equity in income of joint ventures of $3,792,197 during fiscal 2008. This decrease in equity in income was due to decreased profitability of NTIC's joint ventures primarily resulting from decreased sales. Of the total equity in income of joint ventures, NTIC had equity in income of joint ventures of $248,047 attributable to its joint venture in Germany during fiscal 2009 and $2,446,597 attributable to its joint venture in Germany during fiscal 2008. Of the total equity in income of joint ventures, NTIC had equity in income of joint ventures of $608,968 attributable to its ASEAN joint venture holding company during fiscal 2009 and $631,582 attributable to its ASEAN joint venture holding company during fiscal 2008. NTIC had equity in (loss) income of all other joint ventures of ($489,777) during fiscal 2009 and $714,017 during fiscal 2008.

*Fees for Services Provided to Joint Ventures.* NTIC recognized fee income for services provided to its joint ventures of $3,378,193 during fiscal 2009 compared to $5,956,403 during fiscal 2008, representing a decrease of 43.3%. This decrease in fees for services provided to joint ventures was due primarily to the 38.9% decrease in net sales of NTIC's joint ventures to $61,895,133 in fiscal 2009 compared to $101,279,532 in fiscal 2008. Sales of NTIC's joint ventures are not included in NTIC's sales and are not combined with NTIC's sales in NTIC's consolidated financial statements or in any description of NTIC's sales.

NTIC sponsors a worldwide joint venture conference approximately every three to four years in which all of NTIC's joint ventures are invited to participate. NTIC defers a portion of its fees for services provided to joint ventures in each accounting period leading up to the next conference, reflecting that NTIC has not fully earned the payments received during that period. There was no deferred income recorded within other accrued liabilities during fiscal 2009 and $96,000 in deferred income recorded within other accrued liabilities during fiscal 2008 related to this future conference.

*Selling Expenses.* NTIC's selling expenses decreased 26.0% in fiscal 2009 compared to fiscal 2008 primarily due to decreases in (i) compensation and employee benefits of $454,000; (ii) travel and related expenses of $40,000; (iii) consulting expenses of $105,000; and (iv) web development of $40,000. Selling expenses as a percentage of net sales increased to 28.4% in fiscal 2009 compared to 26.0% in fiscal 2008 primarily due to the decrease in net sales.

*General and Administrative Expenses.* NTIC's general and administrative expenses decreased 20.2% in fiscal 2009 compared to fiscal 2008 primarily as a result of decreases in (i) audit and tax expense of $200,000; (ii) compensation and benefits expenses of $311,000; (iii) travel expenses of $76,000; and (iv) insurance expense of $74,000. As a percentage of net sales, general and administrative expenses increased significantly to 32.7% in fiscal 2009 compared to 27.7% in fiscal 2008 due to fixed general and administrative expenses spread over decreased net sales, partially offset by costs savings as a result of NTIC's cost reduction efforts implemented during the second quarter of fiscal 2009.

*Expenses Incurred in Support of Joint Ventures.* Expenses incurred in support of NTIC's joint ventures were $1,427,616 during fiscal 2009 compared to $2,873,975 during fiscal 2008, representing a decrease of 50.3%, the majority of which was related to a decrease of legal expenses of $752,000.

*Research and Development Expenses.* NTIC's research and development expenses increased 19.4% in fiscal 2010 compared to fiscal 2009 due to increases in (i) compensation and related expenses of $255,000; and (ii) consulting expense of $312,000.

*Loss on Impairment.* NTIC recorded a loss on impairment of goodwill and long-lived assets of $554,000 during fiscal 2009 in connection with its React-NTI reporting unit to appropriately reflect the fair value of its assets. No loss in impairment of goodwill or long-lived assets was recorded during fiscal 2008. See Note 8 to NTIC's consolidated financial statements for further information.

*Interest Income.* NTIC's interest income decreased to $6,340 in fiscal 2009 compared to $23,815 in fiscal 2008 primarily due to significantly fewer notes receivable in fiscal 2009 compared to fiscal 2008.

*Interest Expense.* NTIC's interest expense increased slightly to $132,411 in fiscal 2009 compared to $123,874 in fiscal 2008 primarily due to slightly higher average outstanding debt levels.

*Income (Loss) Before Income Tax Expense.* Loss before income tax expense was $(3,646,976) in fiscal 2009 compared to income before income tax expense of $2,723,956 in fiscal 2008.

*Income Tax (Benefit) Expense.* Income tax benefit for fiscal 2009 was $(302,000) compared to income tax expense of $170,000 for fiscal 2008. Income tax (benefit) expense was calculated based on management's estimate of NTIC's annual effective income tax rate. NTIC's annual effective income tax rate during fiscal 2009 and fiscal 2008 was lower than the statutory rate primarily due to NTIC's equity in income of corporate joint ventures being recognized based on after-tax earnings of these entities. To the extent joint ventures' undistributed earnings are distributed to NTIC, it is not expected to result in any material additional income tax liability after the application of foreign tax credits.

**Liquidity and Capital Resources**

*Sources of Cash and Working Capital.* As of August 31, 2010, NTIC's working capital was $5,918,923, including $1,776,162 in cash and cash equivalents, compared to working capital of $2,727,737, including $138,885 in cash and cash equivalents, as of August 31, 2009.

In September 2009, NTIC completed a $3,552,000 registered direct offering in which NTIC sold an aggregate of 480,000 shares of its common stock to institutional investors at a purchase price of $7.40 per share, resulting in net proceeds of approximately $3,200,000, after deducting placement agent fees and expenses and NTIC's offering expenses. All of the shares were offered pursuant to an effective shelf registration statement.

NTIC has a $2,300,000 demand line of credit with PNC Bank, with no amounts outstanding as of August 31, 2010. Advances made under the demand line of credit are made at the sole discretion of PNC Bank and are due and payable on demand. Outstanding amounts under the demand line of credit bear interest at an annual rate based on LIBOR plus 2.25%. As of August 31, 2010, the interest rate was 2.51%. Interest is payable in arrears on the 15th day of each month and on demand. As of August 31, 2010 and 2009, NTIC had $0 and $1,077,000, respectively, of borrowings under the demand line of credit.

In September 2006, NTIC purchased the real estate and 40,000 square feet building in which NTIC's corporate headquarters is located pursuant to a like-kind exchange transaction within the meaning of

Section 1031 of the Internal Revenue Code of 1986, as amended, for a purchase price of $1,475,000. To finance the transaction, NTIC obtained a secured term loan in the principal amount of $1,275,000. The term loan matures on May 1, 2011, bears interest at a fixed rate of 8.01% and is payable in 59 monthly installments equal to approximately $10,776 (inclusive of principal and interest) commencing June 1, 2006. All of the remaining unpaid principal and accrued interest is due and payable on the May 1, 2011 maturity date, unless the bank demands payment earlier due to a covenant breach by NTIC as discussed in more detail below. The loan is secured by a first lien on the real estate and building.

Under the note governing the term loan, NTIC is subject to a minimum debt service coverage ratio of 1.0:1.0. Under such covenant, NTIC shall not, as of the last day of any fiscal year, suffer or permit the ratio of the aggregate of (a) its net income for that period, plus (b) its interest expense for that period, plus (c) its federal, state, and local income taxes, if any, for that period, plus (d) its depreciation and amortization charges for that period to the aggregate of (i) its interest expense for that period, plus (ii) its unfunded investments (net after trade-ins, if any) in fixed and capital assets and leasehold improvements during that period, plus (iii) all dividends/withdrawals (other than any made to one or more other members of its reporting group) paid by members of its reporting group during that period, plus (iv) an amount equal to the aggregate of all payments required to be made on all indebtedness for borrowed money, purchase money indebtedness and with respect to capitalized lease obligations by members of its reporting group during the period of 12 consecutive months next succeeding the fiscal year in question to be less than 1.0:1.0. At August 31, 2009 and 2010, NTIC failed to meet this financial covenant. Although PNC Bank waived the covenant violation as of August 31, 2009, NTIC has not sought and/or obtained a waiver of any subsequent covenant violations from PNC Bank. As a result, an event of default occurred under the note and PNC Bank has the right in its discretion, by giving written notice to NTIC, to declare the full amount outstanding under the note immediately due and payable in full. NTIC has no intention to obtain a waiver for the event of default or desire to renegotiate or refinance the term loan. NTIC has not received any notice from PNC Bank regarding its intent to call the loan. In the event PNC Bank declares the note immediately due and payable, NTIC intends to pay off the note in full with its existing cash and cash equivalents. NTIC has classified all amounts outstanding under the note as a current liability on its consolidated balance sheets.

NTIC believes that a combination of its existing cash and cash equivalents, forecasted cash flows from future operations, anticipated distributions of earnings, anticipated fees to NTIC for services provided to its joint ventures and funds available through existing or anticipated financing arrangements, will be adequate to fund its existing operations, investments in new or existing joint ventures, capital expenditures, debt repayments and any stock repurchases for at least the next 12 months. During fiscal 2011, NTIC expects to continue to invest research and development and marketing efforts and resources into its new businesses, product lines and markets, including in particular the application of its corrosion prevention technology into the oil and gas industry. In order to take advantage of such new product and market opportunities to expand its business and increase its revenues, NTIC may decide to finance such opportunities by borrowing under its demand line of credit or raising additional financing through the issuance of debt or equity securities. There is no assurance that any financing transaction will be available on terms acceptable to NTIC or at all, or that any financing transaction will not be dilutive to NTIC's current stockholders.

NTIC traditionally has used the cash generated from its operations, distributions of joint venture earnings and fees for services provided to its joint ventures to fund NTIC's new technology investments and capital contributions to new and existing joint ventures. NTIC's joint ventures traditionally have operated with little or no debt and have been self-financed with minimal initial capital investment and minimal additional capital investment from their respective owners. Therefore, NTIC believes it is not likely that there exists any exposure to debt by NTIC's joint ventures that could materially impact their respective operations and/or liquidity.

*Uses of Cash and Cash Flows.* Net cash used in operating activities during fiscal 2010 was $1,175,892 which resulted principally from NTIC's equity in income from joint ventures and increases in inventories, trade receivables and deferred income taxes, partially offset by NTIC's net income, depreciation and amortization expense, and decreases in services receivables from joint ventures, accrued liabilities and accounts payable. Net cash used in operating activities in fiscal 2009 was $1,742,140, which resulted principally from NTIC's net loss, equity in income from joint ventures, a decrease in deferred income taxes, decreases in accounts payable, accrued liabilities and income tax receivables,, partially offset by a decrease in inventories, the loss on asset impairment, a decrease in services receivables from joint ventures and a decrease in trade receivables excluding joint ventures.

NTIC's cash flows from operations are impacted by significant changes in certain components of NTIC's working capital, including inventory turnover and changes in receivables. NTIC considers internal and external factors when assessing the use of its available working capital, specifically when determining inventory levels and credit terms of customers. Key internal factors include existing inventory levels, stock reorder points, customer forecasts and customer requested payment terms, and key external factors include the availability of primary raw materials and sub-contractor production lead times. NTIC's typical contractual terms for trade receivables excluding joint ventures are traditionally 30 days and for trade receivables from its joint ventures is 90 days. Before extending unsecured credit to customers, excluding NTIC's joint ventures, NTIC reviews customers' credit histories and will establish an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information. Accounts receivable over 30 days are considered past due for most customers. NTIC does not accrue interest on past due accounts receivable. If accounts receivables in excess of the provided allowance are determined uncollectible, they are charged to selling expense in the period that determination is made. Accounts receivable are deemed uncollectible based on NTIC exhausting reasonable efforts to collect. NTIC's typical contractual terms for receivables for services provided to its joint ventures are 90 days. NTIC records receivables for services provided to its joint ventures on an accrual basis, unless circumstances exist that make the collection of the balance uncertain in which case the fee income will be recorded on a cash basis until there is consistency in payments. This determination is handled on a case by case basis.

NTIC experienced an increase in receivables and inventory as of August 31, 2010 compared to August 31, 2009 due to the increase in net sales and requests from customers to stock more products to shorten lead times and meet customer demand. Trade receivables excluding joint ventures as of August 31, 2010 increased $853,967 compared to August 31, 2009, primarily related to the increase in NTIC's net sales. Outstanding trade receivables excluding joint ventures balances as of August 31, 2010 decreased 46 days to an average of 40 days from balances outstanding from these customers as of August 31, 2009. Outstanding trade receivables from joint ventures as of August 31, 2010 increased $553,127 compared to August 31, 2009, primarily due to the corresponding increase in net sales, which also resulted in an increase of outstanding balances from trade receivables from joint ventures as of August 31, 2010 of 95 days to an average of 238 days from balances outstanding from these customers compared to August 31, 2009. The significant average days outstanding of trade receivables from joint ventures as of August 31, 2010 were primarily due to the current receivable balance at NTIC's joint venture in India. NTIC has made separate arrangements for payments on product that NTIC's joint venture in India has purchased from NTIC until the product is sold. Outstanding services fees receivable from joint ventures as of August 31, 2010 decreased $459,788 as compared to August 31, 2009, primarily resulting from collections of past due fees. This payment, in conjunction with higher fees during fiscal 2010 compared to fiscal 2009 resulted in a decrease of 166 days of fees receivable outstanding as of the August 31, 2010 to an average of 96 days as compared to August 31, 2009.

Net cash provided by investing activities during fiscal 2010 was $594,418, which was comprised of dividends received from joint ventures and cash received on loans made, partially offset by investment in joint ventures and additions to property and equipment and patents. Net cash provided by investing activities during fiscal 2009 was $1,696,912, which was comprised of dividends received from joint ventures, offset by investment in joint ventures and additions to property and equipment and patents.

Net cash provided by financing activities during fiscal 2010 was $2,218,751, which resulted primarily from proceeds from NTIC's September 2009 registered directed offering and from NTIC's employee stock purchase plan and option exercises, partially offset by bank overdrafts and principal payments on the bank loan for NTIC's corporate headquarters building. Net cash used in financing activities during fiscal 2009 was $46,347, which resulted primarily from bank overdrafts and principal payments on the bank loan for NTIC's corporate headquarters building, partially offset by borrowings made on the demand line of credit and proceeds from NTIC's employee stock purchase plan and option exercises.

*Capital Expenditures and Commitments*. NTIC had no material lease or other material capital commitments as of August 31, 2010, except a lease agreement entered into by NTI Facilities, Inc., a subsidiary of NTIC, for approximately 16,994 square feet of office, manufacturing, laboratory and warehouse space in Beachwood, Ohio, requiring monthly payments of $17,500, which are adjusted annually according to the annual consumer price index, through November 2014.

NTIC has no postretirement benefit plan and does not anticipate establishing any postretirement benefit program.

**Off-Balance Sheet Arrangements**

NTIC does not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet financial arrangements. As such, NTIC is not materially exposed to any financing, liquidity, market or credit risk that could arise if NTIC had engaged in such arrangements.

In fiscal 1999, a subsidiary of NTIC, NTI Facilities, Inc., acquired a one-third ownership of Omni-Northern Ltd., which owns and operates a rental property located at 23205 Mercantile Road, Beachwood, Ohio. The property had an approximate value of $2,205,000, based upon the cash-to-mortgage acquisition price of the property paid in fiscal 2000. NTIC has guaranteed up to $329,082 of Omni-Northern Ltd.'s $1,903,571 mortgage obligation with PNC Bank, Cleveland, Ohio. The building is fully leased at present. In November 2010, NTI Facilities, Inc. entered into a limited liability company membership interests purchase agreement pursuant to which NTI Facilities, Inc., subject to certain terms and conditions, agreed to sell its membership interest in Omni-Northern Ltd. for $100,000. It is anticipated that the closing of this transaction will take place in December 2010 or January 2011 and will result in approximately a $90,000 gain on sale, which would positively affect NTIC's second quarter of fiscal 2011 earnings.

**Inflation and Seasonality**

Inflation in the U.S. and abroad has historically had little effect on NTIC. NTIC's business has not historically been seasonal.

**Market Risk**

NTIC is exposed to some market risk stemming from changes in foreign currency exchange rates, commodity prices and interest rates.

Because the functional currency of NTIC's foreign operations and investments in its foreign joint ventures is the applicable local currency, NTIC is exposed to foreign currency exchange rate risk arising from transactions in the normal course of business. NTIC's principal exchange rate exposure is with the Euro, the Japanese yen, Indian Rupee, Chinese yuan, Korean won and the English pound against the U.S. dollar. NTIC's fees for services and dividend distributions from these foreign entities are paid in foreign currencies and thus fluctuations in foreign currency exchange rates could result in declines in NTIC's reported net income. Since NTIC's investments in its joint ventures are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change NTIC's equity in income (loss) of joint ventures reflected in its consolidated statements of operations. NTIC does not hedge against its foreign currency exchange rate risk.

Some raw materials used in NTIC's products are exposed to commodity price changes. The primary commodity price exposures are with a variety of plastic resins.

NTIC's demand line of credit bears interest at a rate based on LIBOR and thus may subject NTIC to some market risk on interest rates. As of August 31, 2010, NTIC had no borrowings under its $2,300,000 demand line of credit.

**Related Party Transactions**

Since NTIC's joint ventures are considered related parties, NTIC records sales to its joint ventures as a separate line item on the face of NTIC's consolidated statements of operations and records fees for services provided to its joint ventures and expenses incurred in support of its joint ventures as separate line items on the face of NTIC's consolidated statements of operations. NTIC also records as separate line items trade receivables from joint ventures, receivables for fees for services provided to joint ventures and NTIC's investments in joint ventures on its consolidated balance sheets.

NTIC established its joint venture network approximately 25 years ago as a method to increase its worldwide distribution network for its rust and corrosion inhibiting packaging and products. NTIC participates, either directly or indirectly, in 27 active joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures generally manufactures and markets finished products in the geographic territory to which it is assigned. NTIC's joint venture partners are knowledgeable in the applicable environmental, labor, tax and other requisite regulations and laws of the respective foreign countries in which they operate, as well as the local customs and business practices. NTIC's revenue recognition policy for sales to its joint ventures is the same as its policy for sales to unaffiliated customers.

The fees for services received by NTIC from its joint ventures are generally determined based on either a flat fee or a percentage of net sales by NTIC's joint ventures depending on local laws and tax regulations. With respect to NTIC's German joint venture, NTIC receives an agreed upon quarterly fee for such services. With respect to NTIC's ASEAN joint venture holding company, NTIC does not receive a fee for such services, but rather receives a bi-annual dividend based on available cash. NTIC records revenue related to fees for services provided to joint ventures when earned, amounts are determinable and collectability is reasonably assured. Under NTIC's agreements with its joint ventures, fee amounts are earned when product is shipped from joint venture facilities. NTIC reviews the financial situation of each joint venture to assist in the likelihood of collections on amounts earned. From time to time, NTIC elects to account for such fees on a cash basis for certain joint ventures when uncertainty exists surrounding the collections of such fees, there are no fees being accounted for in this manner at present. The expenses incurred in support of its joint ventures are direct expenses that NTIC incurs related to its joint ventures and include such items as employee compensation and benefit expenses, travel expense, insurance, consulting expense, legal expense and lab supplies and testing expense.

See Note 15 to NTIC's consolidated financial statements for other related party transaction disclosures.

## Critical Accounting Policies and Estimates

The preparation of NTIC's consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Securities and Exchange Commission has defined a company's most critical accounting policies as those that are most important to the portrayal of its financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, NTIC has identified the following critical accounting policies. Although NTIC believes that its estimates and assumptions are reasonable, they are based upon information available when they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

### *Principles of Consolidation*

The consolidated financial statements include the accounts of Northern Technologies International Corporation, its wholly owned subsidiaries, NTI Facilities, Inc., Northern Technologies Holding Company, LLC and React-NTI LLC and for fiscal 2010, NTIC's joint venture in Brazil. NTIC's consolidated financial statements do not include the accounts of any of its joint ventures, other than for fiscal 2010, NTIC's joint venture in Brazil. NTIC believes that the impact of not consolidating Zerust Brazil on NTIC's consolidated financial statements for periods prior to fiscal 2010 was immaterial. NTIC's consolidated financial statements do not include Polymer Energy LLC, in which NTIC holds a 62.5% ownership interest. Polymer Energy LLC had immaterial activity in fiscal 2010 and fiscal 2009.

### *Investments in Joint Ventures and Recoverability of Investments in Joint Ventures*

NTIC's investments in its joint ventures, other than Zerust Brazil, are accounted for using the equity method. NTIC assesses its joint ventures for impairment on an annual basis as of August 31 of each year as part of its fiscal year end analysis. In addition to the annual review for impairment, NTIC reviews the operating results of each joint venture on a quarterly basis in comparison to its historical operating results and its accrual for fees for services provided to joint ventures. If the operating results of a joint venture do not meet NTIC's financial performance expectations, an additional evaluation is performed on the joint venture. In addition to the annual assessments for impairment, non-periodic assessments for impairment may occur if cash remittances are less than accrued balances, a joint venture's management requests capital or other events occur suggesting an other than temporary decline in value. If an investment were determined to be impaired, then a reserve would be created to reflect the impairment on the financial results of NTIC. NTIC's evaluation of its investments in joint ventures requires NTIC to make assumptions about future cash flows of its joint ventures. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts. NTIC's investments in joint ventures were $16,055,943 as of August 31, 2010 and $14,064,122 as of August 31, 2009. NTIC's investments in its joint venture in Germany and its ASEAN joint venture holding company were $7,938,751 and $2,467,412, respectively, as of August 31, 2010 and $6,838,375 and $2,013,725, respectively, as of August 31, 2009.

### *Revenue Recognition*

NTIC recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. These criteria are met at the time of shipment when risk of loss and title pass to the customer, distributor or joint venture entity.

With respect to recording revenue related to fees earned for services provided to NTIC's joint ventures, NTIC recognizes revenue related to support of joint ventures when earned, amounts are determinable and collectability is reasonably assured. The support and services NTIC provides its joint ventures include consulting, travel, insurance, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications. NTIC receives fees for these services it provides to its joint ventures based primarily on the net sales by NTIC's joint ventures. The fees for support services received by NTIC from its joint ventures are generally determined based on either a flat fee or a percentage of net sales by NTIC's joint ventures depending on local laws and tax regulations. Under NTIC's agreements with its joint ventures, amounts are earned when product is shipped from joint venture facilities. NTIC reviews the financial situation of each of its joint ventures to assist in the likelihood of collections on amounts earned. NTIC elects to account for these fees on a cash basis for certain joint ventures when uncertainty exists surrounding the collections of such fees.

*Accounts and Notes Receivable*

Trade receivables arise from sales of NTIC's products and services to NTIC's joint ventures and to unaffiliated customers. Trade receivables from joint ventures arise from sales NTIC makes to its joint ventures of products and the essential additives required to make ZERUST® industrial corrosion inhibiting packaging products functional. Receivables for services to NTIC's joint ventures are contractually based primarily on a percentage of the sales of the joint ventures and are intended to compensate NTIC for services NTIC provides to its joint ventures as, including consulting, travel, insurance, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications.

Payment terms for NTIC's unaffiliated customers are determined based on credit risk and vary by customer. NTIC typically offers standard payments terms to unaffiliated customers of net 30 days. Payment terms for NTIC's joint ventures also are determined based on credit risk; however, additional consideration also is given to the individual joint venture due to the transportation time associated with ocean delivery of most products and certain other factors. NTIC typically offers payment terms to joint ventures of net 90 days. NTIC does not accrue interest on past due accounts receivable. NTIC reviews the credit histories of its customers, including its joint ventures, before extending unsecured credit. NTIC values accounts and notes receivable, net of an allowance for doubtful accounts. Each quarter, NTIC prepares an analysis of its ability to collect outstanding receivables that provides a basis for an allowance estimate for doubtful accounts. In doing so, NTIC evaluates the age of its receivables, past collection history, current financial conditions of key customers and its joint ventures, and economic conditions. Based on this evaluation, NTIC establishes a reserve for specific accounts and notes receivable that it believes are uncollectible, as well as an estimate of uncollectible receivables not specifically known. Deterioration in the financial condition of any key customer or joint venture or a significant slowdown in the economy could have a material negative impact on NTIC's ability to collect a portion or all of the accounts and notes receivable. NTIC believes that an analysis of historical trends and its current knowledge of potential collection problems provide NTIC with sufficient information to establish a reasonable estimate for an allowance for doubtful accounts. However, since NTIC cannot predict with certainty future changes in the financial stability of its customers or joint ventures, NTIC's actual future losses from uncollectible accounts may differ from its estimates. In the event NTIC determined that a smaller or larger uncollectible accounts reserve is appropriate, NTIC would record a credit or charge to selling expense in the period that it made such a determination. Accounts receivable have been reduced by an allowance for uncollectible accounts of $20,000 and $79,000 as of August 31, 2010 and August 31, 2009, respectively.

***Recoverability of Long-Lived Assets***

NTIC reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable and determines potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. If the sum of the expected undiscounted future net cash flows were less than the carrying value, NTIC would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset.

***Foreign Currency Translation (Accumulated Other Comprehensive Income)***

The functional currency of each international joint venture is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average monthly exchange rate. Translation gains or losses are reported as an element of accumulated other comprehensive income.

NTIC conducts all foreign transactions based on the U.S. dollar, except for its investments in various foreign joint ventures. Since NTIC's investments in its joint ventures are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change the equity in income of joint ventures reflected in NTIC's consolidated statement of operations.

***Stock-Based Compensation***

NTIC recognizes compensation cost relating to share-based payment transactions, including grants of employee stock options and transactions under NTIC's employee stock purchase plan in its consolidated financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. NTIC measures the cost of employee services received in exchange for stock options or other stock-based awards based on the grant-date fair value of the award, and recognize the cost over the period the employee is required to provide services for the award.

***Inventory Valuation***

NTIC's inventories consist primarily of production materials and finished goods. NTIC purchases production materials and finished goods based on forecasted demand and records inventory at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Management regularly assesses inventory valuation based on current and forecasted usage, demand and pricing, customer inventory-related contractual obligations and other considerations. If actual results differ from management estimates with respect to the actual or projected selling of inventories at amounts less than their carrying amounts, NTIC would adjust its inventory balances accordingly. NTIC anticipated greater demand for certain Natur-Tec® products than it experienced during the past couple of fiscal years. Accordingly, NTIC had been unable to sell its Natur-Tec® inventory at the times and prices and in the volumes that NTIC initially anticipated. As a result, NTIC recorded a $360,577 write-down of certain

Natur-Tec® inventory during fourth quarter of fiscal 2010 to its market value, which adversely affected NTIC's cost of goods sold for fiscal 2010. The Natur-Tec® raw material and finished goods inventory was purchased and manufactured previously when the base resins were significantly more expensive. As of August 31, 2010, $1,191,055 of Natur-Tec® inventory remained on NTIC's consolidated balance sheet. If NTIC is unable to sell its remaining Natur-Tec® inventory at the times and prices and in the volumes at which it currently anticipates, future additional write-downs may be necessary, which would again adversely affect NTIC's cost of goods sold.

### Recent Accounting Pronouncements

See Note 3 to NTIC's consolidated financial statements for a discussion of recent accounting pronouncements.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This Item 7A is inapplicable to NTIC as a smaller reporting company and has been omitted pursuant to Item 305(e) of SEC Regulation S-K.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following items are included herein:

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders, Audit Committee and Board of Directors
Northern Technologies International Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Northern Technologies International Corporation and Subsidiaries as of August 31, 2010 and 2009, and the related consolidated statements of operations, equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Technologies International Corporation and Subsidiaries as of August 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
November 23, 2010

# NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS - AUGUST 31, 2010 AND 2009

| | August 31, 2010 | August 31, 2009 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 1,776,162 | $ 138,885 |
| Receivables: | | |
| Trade excluding joint ventures, less allowance for doubtful accounts of $20,000 and $79,000 at August 31, 2010 and 2009, respectively | 2,227,769 | 1,373,802 |
| Trade joint ventures | 1,216,081 | 662,954 |
| Fees for services provided to joint ventures | 1,300,814 | 1,760,602 |
| Income taxes | — | 173,038 |
| Inventories | 3,639,169 | 2,002,622 |
| Prepaid expenses | 143,980 | 138,086 |
| Deferred income taxes | 448,600 | 218,900 |
| Total current assets | 10,752,575 | 6,468,889 |
| PROPERTY AND EQUIPMENT, net | 3,452,530 | 3,542,169 |
| OTHER ASSETS: | | |
| Investments in joint ventures | 16,055,943 | 14,064,122 |
| Deferred income taxes | 1,505,300 | 1,336,700 |
| Notes receivable | — | 140,000 |
| Patents and trademarks, net | 912,718 | 888,065 |
| Other | 18,234 | 42,975 |
| | 18,492,195 | 16,471,862 |
| | $ 32,697,300 | $ 26,482,920 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Borrowings made on line of credit | — | 1,077,000 |
| Current portion of note payable (Note 9) | 1,144,922 | 1,179,973 |
| Accounts payable | 1,721,237 | 630,363 |
| Income tax payable | 174,502 | — |
| Accrued liabilities: | | |
| Payroll and related benefits | 1,155,277 | 261,579 |
| Deferred joint venture royalties | 288,000 | 288,000 |
| Other | 349,714 | 304,202 |
| Total current liabilities | 4,833,652 | 3,741,117 |
| COMMITMENTS AND CONTINGENCIES (Note 16) | | |
| EQUITY: | | |
| Preferred stock, no par value; authorized 10,000 shares; none issued and outstanding | — | — |
| Common stock, $0.02 par value per share; authorized 10,000,000 shares; issued and outstanding 4,259,321 and 3,756,596, respectively | 85,186 | 75,132 |
| Additional paid-in capital | 9,140,936 | 5,631,767 |
| Retained earnings | 17,911,718 | 15,327,962 |
| Accumulated other comprehensive income | 704,473 | 1,706,942 |
| Stockholders' equity | 27,842,313 | 22,741,803 |
| Non-controlling interest | 21,335 | — |
| Total equity | 27,863,648 | 22,741,803 |
| | $ 32,697,300 | $ 26,482,920 |

See notes to consolidated financial statements.

# NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

## YEARS ENDED AUGUST 31, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| NET SALES: | | |
| Net sales, excluding joint ventures | $ 12,190,171 | $ 7,428,499 |
| Net sales, to joint ventures | 2,196,593 | 1,146,809 |
| NET SALES | 14,386,764 | 8,575,308 |
| Cost of goods sold | 9,384,866 | 5,620,668 |
| Gross profit | 5,001,898 | 2,954,640 |
| JOINT VENTURE OPERATIONS: | | |
| Equity in income of joint ventures | 3,919,084 | 367,238 |
| Fees for services provided to joint ventures | 4,690,450 | 3,378,193 |
| | 8,609,534 | 3,745,431 |
| OPERATING EXPENSES: | | |
| Selling expenses | 3,059,207 | 2,439,321 |
| General and administrative expenses | 3,923,103 | 2,804,257 |
| Expenses incurred in support of joint ventures | 875,869 | 1,427,616 |
| Research and development expenses | 3,333,683 | 3,024,205 |
| Loss on impairment | — | 554,000 |
| | 11,191,862 | 10,249,399 |
| OPERATING INCOME (LOSS) | 2,419,570 | (3,549,328) |
| INTEREST INCOME | 30,939 | 6,340 |
| INTEREST EXPENSE | (97,676) | (132,411) |
| OTHER INCOME | 25,094 | 28,423 |
| INCOME (LOSS) BEFORE INCOME TAX EXPENSE | 2,377,927 | (3,646,976) |
| INCOME TAX BENEFIT | (230,000) | (302,000) |
| NET INCOME (LOSS) | 2,607,927 | (3,344,976) |
| NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST | 24,171 | - |
| NET INCOME (LOSS) ATTRIBUTABLE TO NTIC | $ 2,583,756 | $ (3,344,976) |
| NET INCOME (LOSS) PER COMMON SHARE: | | |
| Basic | $ 0.61 | $ (0.89) |
| Diluted | $ 0.61 | $ (0.89) |
| WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING: | | |
| Basic | 4,223,605 | 3,749,012 |
| Diluted | 4,269,350 | 3,749,012 |

See notes to consolidated financial statements.

# NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF EQUITY

## AUGUST 31, 2010 AND 2009

| | STOCKHOLDERS' EQUITY | | | | | | |
|---|---|---|---|---|---|---|---|
| | Common Stock | | Additional Paid-in | Retained | Accumulated Other Comprehensive | Non-Controlling | Total |
| | Shares | Amount | Capital | Earnings | Income | Interests | Equity |
| BALANCE AT AUGUST 31, 2008 | 3,729,457 | $ 74,589 | $ 5,271,384 | $ 18,672,938 | $ 2,132,180 | - | $ 26,151,091 |
| Stock issued in lieu of accrued payroll | 21,513 | 430 | 226,531 | - | - | - | 226,961 |
| Exercise of stock options | 2,000 | 40 | 10,460 | - | - | - | 10,500 |
| Stock issued for employee stock purchase plan | 3,626 | 73 | 23,392 | - | - | - | 23,465 |
| Stock option expense | - | - | 100,000 | - | - | - | 100,000 |
| Comprehensive income, 2009: | - | - | - | - | - | - | |
| Foreign currency translation adj. (net of tax) | - | - | - | - | (425,238) | - | (425,238) |
| Net income | - | - | - | (3,344,976) | - | - | (3,344,976) |
| Comprehensive loss, 2009 | | | | | | | (3,770,214) |
| BALANCE AT AUGUST 31, 2009 | 3,756,596 | 75,132 | 5,631,767 | 15,327,962 | 1,706,942 | - | 22,741,803 |
| Stock issued, net of expenses of $356,387 | 480,000 | 9,600 | 3,186,013 | - | - | - | 3,195,613 |
| Exercise of stock options | 17,500 | 350 | 97,915 | - | - | - | 98,265 |
| Stock issued for employee stock purchase plan | 5,225 | 104 | 36,820 | - | - | - | 36,924 |
| Stock option expense | - | - | 188,421 | - | - | - | 188,421 |
| Comprehensive income, 2010: | - | - | - | - | - | - | |
| Foreign currency translation adj. (net of tax) | - | - | - | - | (1,002,417) | (2,836) | (1,005,305) |
| Net income | | | | 2,583,756 | - | 24,171 | 2,607,927 |
| Comprehensive income, 2010 | | | | | | | 1,612,622 |
| BALANCE AT AUGUST 31, 2010 | 4,257,321 | $ 85,186 | $ 9,140,936 | $ 17,911,718 | $704,473 | $21,335 | $27,863,648 |

See notes to consolidated financial statements.

# NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

## YEARS ENDED AUGUST 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income (loss) | $ 2,607,927 | $ (3,344,976) |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | |
| Expensing of fair value of stock options vested | 188,421 | 100,000 |
| Change in allowance for doubtful accounts | (59,000) | 69,000 |
| Depreciation expense | 382,594 | 396,653 |
| Amortization expense | 155,669 | 120,612 |
| Loss on asset impairment | — | 554,000 |
| Loss on disposal of assets | — | 46,302 |
| Equity in income from joint ventures | (3,919,084) | (367,238) |
| Deferred income taxes | (398,300) | (535,000) |
| Receivables: | | |
| Trade, excluding joint ventures | (520,013) | 519,420 |
| Trade, joint ventures | (553,127) | (132,345) |
| Fees for services receivables, joint ventures | 459,788 | 1,305,136 |
| Income taxes | 235,653 | (144,077) |
| Inventories | (1,514,855) | 722,844 |
| Prepaid expenses and other | 26,018 | 74,262 |
| Accounts payable | 857,705 | (621,159) |
| Income tax payable | 121,834 | — |
| Accrued liabilities | 752,878 | (505,574) |
| Net cash used in operating activities | (1,175,892) | (1,742,140) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Investment in joint ventures | (30,101) | (669,060) |
| Dividends received from joint ventures | 836,882 | 2,589,887 |
| Cash received on loans made | 140,000 | — |
| Effect of Zerust Brazil consolidation on cash (Note 2) | 59,966 | — |
| Additions to property and equipment | (232,007) | (184,257) |
| Additions to patents | (180,322) | (39,658) |
| Net cash provided by investing activities | 594,418 | 1,696,912 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Bank overdrafts | — | (1,039,757) |
| Repayment of note payable | (35,051) | (31,555) |
| Net borrowings/(repayments) made on line of credit | (1,077,000) | 991,000 |
| Proceeds from the issuance of common stock | 3,195,613 | — |
| Proceeds from employee stock purchase plan | 36,924 | 23,465 |
| Proceeds from exercise of stock options | 98,265 | 10,500 |
| Net cash provided by (used in) financing activities | 2,218,751 | (46,347) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 1,637,277 | (121,575) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 138,885 | 260,460 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 1,776,162 | $ 138,885 |

See notes to consolidated financial statements.

## 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business* – Northern Technologies International Corporation and Subsidiaries (the "Company") develops and markets proprietary environmentally beneficial products and services either directly or via a network of joint ventures, independent distributors and agents. The Company's primary business is corrosion prevention marketed primarily under the ZERUST® brand. The Company has been selling its proprietary ZERUST® rust and corrosion inhibiting products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets for over 35 years. The Company also offers worldwide on-site technical consulting for rust and corrosion prevention issues. The Company also has three new businesses that have started recently to generate revenue: (1) corrosion prevention technology specifically designed for the oil and gas industry, also marketed under the ZERUST® brand and which the Company sells directly, as well as through joint ventures and independent agents; (2) a proprietary portfolio of bio-plastic compounds and finished products marketed under the Natur-Tec® brand, which the Company sells directly, as well as through distributors and independent agents; and (3) technology and equipment that converts waste plastic into diesel, gasoline and heavy fractions, which is exclusively licensed and sold through the Company's joint venture Polymer Energy, LLC in North America and Asia. The Company participates, either directly or indirectly, in 27 active joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures generally manufactures and markets finished products in the geographic territory to which it is assigned. While most of the Company's joint ventures currently sell rust and corrosion inhibiting products and custom packaging systems, the Company also has joint ventures that manufacture, market and sell the Company's Polymer Energy™ technology and equipment that converts waste plastic into diesel, gasoline, and heavy fractions, and its corrosion prevention technology used in the oil and gas industry. The profits of the Company's joint ventures are shared by the respective joint venture owners in accordance with their respective ownership percentages. The Company typically owns 50% of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends or how much to pay in dividends in any given year.

The Company has evaluated subsequent events occurring after the date of the consolidated financial statements for events requiring recording or disclosure in the financial statements.

*Principles of Consolidation* - The consolidated financial statements include the accounts of Northern Technologies International Corporation and its wholly owned subsidiaries, NTI Facilities, Inc., Northern Technologies Holding Company, LLC and React-NTI LLC, and for the fiscal year ended August 31, 2010, its majority owned joint venture subsidiary in Brazil, Zerust Prevenção de Corrosão S.A. All significant intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements do not include the accounts of any of the Company's joint ventures, other than the Company's joint venture in Brazil for the fiscal year ended August 31, 2010, and React-NTI, LLC, for years ended August 31,2010 and 2009. See Note 2.

*Net Sales* –The Company includes as separate line items on its consolidated statements of operations net sales to its joint ventures and net sales to unaffiliated customers. There are no sales originating from the Company's joint ventures included in the amount, as the Company's investments in its joint ventures are accounted for using the equity method, except for React-NTI LLC which had no sales during the fiscal year ended August 31, 2010 and minimal sales during the fiscal year ended August 31, 2009, and the Company's majority owned joint venture subsidiary in Brazil, Zerust Prevençăo de Corrosão S.A., for the fiscal year ended August 31, 2010.

*Revenue Recognition* – The Company recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. These criteria are met at when risk of loss and title pass to the customer, distributor or joint venture entity.

*Fees for Services Provided to Joint Ventures* – The Company provides certain services to its joint ventures including consulting, insurance, technical and marketing services to existing joint ventures, and incurs legal fees in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and in connection with the filing of patent applications. The Company receives fees for the services it provides to its joint ventures. The fees for services received by the Company from its joint ventures are generally determined based on either a flat fee or a percentage of net sales by the Company's joint ventures depending on local laws and tax regulations. The Company recognizes revenues related to fees for services provided to its joint ventures when earned, amounts are determinable and collectability is reasonably assured. Under the Company's agreements with its joint ventures, amounts are earned when product is shipped from joint venture facilities. The Company reviews the financial situation of each of its joint ventures to assist in the likelihood of collections on amounts earned. The Company elects to account for these fees on a cash basis for certain joint ventures if uncertainty exists surrounding the collection of such fees.

*Deferred Joint Venture Revenue* – The Company sponsors a worldwide joint venture conference approximately every three to four years, in which all of its joint ventures are invited to participate. It defers a portion of its service fees received from its joint ventures in each accounting period leading up to the next conference, reflecting that the Company has not earned portions of the payments received. The next joint venture conference is scheduled to be held in the spring or fall of 2011. At both August 31, 2010 and 2009, the Company had accrued $288,000 of deferred joint venture royalties recorded related to this future conference, which represents the amount that the Company expects to spend to hold the conference. This amount is based on the historical experience of the Company, current conditions, and the intentions of the Company's management. The Company does not anticipate deferring any additional service fees until after the next conference.

*Accounts Receivable* – Payment terms for the Company's unaffiliated customers are determined based on credit risk and vary by customer. The Company typically offers standard payments terms to unaffiliated customers of net 30 days. The Company does not accrue interest on past due accounts receivable. The Company reviews the credit histories of its customers before extending unsecured credit. The Company values accounts and notes receivable, net of an allowance for doubtful accounts. Each quarter, the Company prepares an analysis of its ability to collect outstanding receivables that provides a basis for an allowance estimate for doubtful accounts. In doing so, the Company evaluates the age of its receivables, past collection history, current financial conditions of key customers and its joint ventures, and economic conditions. Based on this evaluation, the Company establishes a reserve for specific accounts and notes receivable that it believes are uncollectible, as well as an estimate of uncollectible receivables not specifically known. Deterioration in the financial condition of any key customer or or a significant slowdown in the economy could have a material negative impact on the Company's ability to collect a portion or all of the accounts and notes receivable. The Company believes that an analysis of historical trends and its current knowledge of potential collection problems provide the Company with sufficient information to establish a reasonable estimate for an allowance for doubtful accounts. However, since the Company cannot predict with certainty future changes in the financial stability of its customers or joint ventures, the Company's actual future losses from uncollectible accounts may differ from its estimates. In the event the Company determined that a smaller or larger uncollectible accounts reserve is appropriate, the Company would record a credit or charge to selling expense in the period that it made such a determination.

Accounts receivable have been reduced by an allowance for uncollectible accounts of $20,000 and $79,000 at August 31, 2010 and 2009, respectively.

*Receivables from Joint Ventures* – Trade receivables from joint ventures arise from sales the Company makes to its joint ventures of products and the essential additives required to make ZERUST® industrial corrosion inhibiting packaging products functional. Receivables for services to the Company's joint ventures are contractually based primarily on a percentage of the sales of the joint ventures and are intended to compensate the Company for services the Company provides to its joint ventures, including consulting, travel, insurance, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications. Payment terms for the Company's joint ventures also are determined based on credit risk; however, additional consideration also is given to the individual joint venture due to the transportation time associated with ocean delivery of most products and certain other factors. Generally, accounts receivable from the Company's joint ventures unpaid after 90 days are considered past due. The Company does not accrue interest on past due accounts receivable. The Company periodically reviews amounts due from its joint ventures for collectability, and based on past experience and continuous review of the balances due, has not determined a need for an allowance for doubtful accounts related to its joint venture receivables.

*Cash and Cash Equivalents* - The Company includes as cash and cash equivalents highly liquid, short-term investments with maturity of three months or less when purchased, which are readily convertible into known amounts of cash. The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

*Inventories* - Inventories are recorded at the lower of cost (first-in, first-out basis) or market.

*Property and Depreciation* - Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated service lives of the various assets as follows:

| | |
|---|---|
| Buildings and improvements | 5-30 years |
| Machinery and equipment | 3-10 years |

*Investments in Joint Ventures* - Investments in the Company's joint ventures are accounted for using the equity method, except React-NTI LLC, which has been consolidated, and Zerust Prevenção de Corrosão S.A. which has been consolidated for the fiscal year ended August 31, 2010. Under the equity method, investments are initially recorded at cost and are adjusted for dividends, distributed and undistributed earnings and losses, changes in foreign exchange rates and additional investments. In the event the Company's share of joint venture's cumulative losses exceed the Company's investment balance, the balance is reported at zero value until proportionate income exceeds the losses. The Company assesses its joint ventures for impairment on an annual basis as of August 31 of each year as part of its fiscal year end analysis. In addition to the annual review for impairment, the Company reviews the operating results of each joint venture on a quarterly basis in comparison to its historical operating results and its accrual of fees for services provided to joint ventures. If the operating results of a joint venture do not meet financial performance expectations, an additional evaluation is performed on the joint venture. If an investment were determined to be impaired, then a reserve would be created to reflect the impairment on the financial results of the Company. The Company's evaluation of its investments in joint ventures requires the Company to make assumptions about future cash flows of its joint ventures. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts. The Company's investments in joint ventures were $16,055,943 as of August 31, 2010 and $14,064,122 as of August 31, 2009. The Company's investments in its joint venture in Germany and its ASEAN joint venture holding company were $7,938,751 and $2,467,412, respectively, as of August 31, 2010 and $6,838,375 and $2,013,725, respectively, as of August 31, 2009.

*Recoverability of Long-Lived Assets* - The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company determines potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. If the sum of the expected undiscounted future net cash flows is less than the carrying value, the Company evaluates if an impairment loss should be recognized. An impairment loss is measured by comparing the amount by which the carrying value exceeds the fair value of the asset.

*Goodwill* - The Company recorded a loss on impairment of goodwill and long-lived assets of $554,000 during the fiscal year ended August 31, 2009 in connection with its React-NTI reporting unit to appropriately reflect the fair value of the related assets. At August 31, 2009 and 2010, the remaining net book value of the assets and liabilities of React-NTI and its subsidiaries was zero.

*Income Taxes* - The Company utilizes the liability method of accounting for income taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company records a tax valuation allowance when it is more likely than not that some portion or all of its deferred tax assets will not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

*Foreign Currency Translation (Accumulated Other Comprehensive Income)* - The functional currency of Zerust Brazil and each unconsolidated international joint venture is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average monthly exchange rate. Translation gains or losses are reported as an element of other comprehensive income.

The Company (excluding its joint ventures) conducts all foreign transactions based on the U.S. dollar, except for its investments in various foreign joint ventures. Since investments in joint ventures are accounted for using the equity method, any changes in foreign currency exchange rates are reflected as a foreign currency translation adjustment and would not change the equity in income of joint ventures reflected in the Company's consolidated statement of operations.

*Fair Value of Financial Instruments* – The carrying value of cash, short-term accounts and notes receivable, notes payable, trade accounts payables, and other accrued expenses approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt approximates the carrying values based upon current market rates of interest.

*Shipping and Handling* - The Company records all amounts billed to customers in a sales transaction related to shipping and handling as sales. The Company records costs related to shipping and handling in cost of goods sold.

*Research and Development* - The Company expenses all costs related to product research and development as incurred. The costs related to product research and development are the net amount after being reduced by reimbursements related to the awarding of the multiple research and development contracts of $600,023 and $0 for fiscal 2010 and fiscal 2009, respectively. The Company accrues proceeds received under such contracts and offsets research and development expenses incurred in equal installments over the timelines associated with completion of the contracts' specific objectives and milestones. At August 31, 2010, the Company deferred amounts received of $130,196 in other accrued liabilities, as the Company had not yet performed under the obligations of the contracts, compared to $245,000 that was deferred at August 31, 2009.

*Stock-Based Compensation* – The Company recognizes compensation cost relating to share-based payment transactions, including grants of employee stock options and transactions under the Company's employee stock purchase plan, in its consolidated financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. The Company measures the cost of employee services received in exchange for stock options and other stock-based awards based on the grant-date fair value of the award, and recognizes the cost over the period the employee is required to provide services for the award.

*Use of Estimates* - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassification* - Certain accounts in the prior year's audited consolidated financial statements have been reclassified for comparative purposes to conform to the current year's presentation. These reclassifications had no effect on net loss.

## 2. CONSOLIDATION OF ZERUST BRAZIL

The Company has consolidated the fiscal 2010 results of Zerust Prevenção de Corrosão S.A., the Company's joint venture in Brazil ("Zerust Brazil"). The Company holds 85% of the equity and 85% of the voting rights of Zerust Brazil. Prior to fiscal 2010 and as of August 31, 2009, the Company accounted for its Zerust Brazil investment under the equity method. The Company owned only 50%, which it considered to be less than a majority, of the equity and voting rights of Zerust Brazil prior to September 2006. The Company acquired an additional 35% ownership interest in Zerust Brazil in September 2006 and held 85% of the equity and voting rights thereafter. Prior to the fourth quarter of fiscal 2010, the Company held the additional 35% ownership interest in Zerust Brazil with the intent of finding an acquiring party, believing its majority control of Zerust Brazil would be temporary and determined not to consolidate Zerust Brazil because the impact on the Company's consolidated financial statements was immaterial. During the fourth quarter of fiscal 2010, the Company stopped pursuing a buyer of the 35% ownership and decided to consolidate the financial results of Zerust Brazil as of and for the fiscal year ended August 31, 2010. The Company believes that the impact of not consolidating Zerust Brazil on the Company's consolidated financial statements for periods prior to the fourth quarter of fiscal 2010 was immaterial to the Company's consolidated financial statements.

The following is a summary of certain line items of the Company's consolidated statement of operations for the fiscal year ended August 31, 2009 as reported and on a pro forma basis, assuming the consolidation of Zerust Brazil on the Company's consolidated financial statements as of the beginning of such periods:

| | As Reported | Zerust Brazil | Eliminated in Consolidation | Pro Forma |
|---|---|---|---|---|
| Net sales | $ 8,575,308 | $ 1,085,147 | $ (10,517) | $ 9,649,938 |
| Cost of goods sold | 5,620,668 | 506,999 | (10,517) | 6,117,150 |
| Gross profit | 2,954,640 | 578,148 | -- | 3,532,788 |
| Joint venture operations | 3,745,431 | -- | 11,599 | 3,757,030 |
| Operating expenses | 10,249,399 | 498,665 | -- | 10,748,064 |
| Operating (loss) income | (3,549,328) | 79,482 | 11,599 | (3,458,247) |
| (Loss) Income before income tax expense | (3,646,976) | (1,996) | 11,599 | (3,637,373) |

| | As Reported | Zerust Brazil | Eliminated in Consolidation | Pro Forma |
|---|---|---|---|---|
| Income tax benefit.......................... | (302,000) | 20,059 | --- | (281,941) |
| Net (loss) income .......................... | (3,344,976) | (19,114) | 11,599 | (3,352,491) |
| Net loss attributable to non-controlling interest................ | --- | 7,515 | --- | 7,515 |
| Net income attributable to controlling interest................ | (3,344,976) | (11,599) | 11,599 | (3,344,976) |
| Net income (loss) per common diluted share........................ | $(0.89) | $(0.00) | $(0.00) | $(0.89) |

## 3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective September 1, 2010, the Company is required to separately disclose the amounts of significant transfers of assets and liabilities into and out of Level 1, Level 2 and Level 3 of the fair value hierarchy and the reasons for those transfers. The Company also must develop and disclose its policy for determining when transfers between levels are recognized. In addition, the Company is required to provide fair value disclosures of each class rather than each major category of assets and liabilities. For fair value measurements using significant other observable inputs (Level 2) or significant unobservable inputs (Level 3), the Company is required to disclose the valuation technique and the inputs used in determining fair value for each class of assets and valuation technique and the inputs used in determining fair value for each class of assets and liabilities. The adoption of this pronouncement did not have a material effect on its consolidated results of operations or financial position.

Effective September 1, 2011, the Company is required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The Company expects that this will not have a material effect on its consolidated results of operations or financial position.

## 4. INVENTORIES

Inventories consisted of the following:

| | August 31, 2010 | August 31, 2009 |
|---|---|---|
| Production materials | $ 1,189,988 | $ 947,677 |
| Finished goods | 2,449,181 | 1,054,945 |
| | $ 3,639,169 | $ 2,002,622 |

## 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

| | August 31, 2010 | August 31, 2009 |
|---|---|---|
| Land | $ 310,365 | $ 310,365 |
| Buildings and improvements | 3,099,186 | 3,083,598 |
| Machinery and equipment | 1,717,625 | 1,641,878 |
| | 5,127,176 | 5,035,841 |
| Less accumulated depreciation | (1,674,646) | (1,493,672) |
| | $ 3,452,530 | $ 3,542,169 |

## 6. PATENTS AND TRADEMARKS, NET

Patents and trademarks, net consisted of the following:

| | August 31, 2010 | August 31, 2009 |
|---|---|---|
| Patents and trademarks | $ 1,610,674 | $ 1,430,352 |
| Less accumulated amortization | (697,956) | (542,287) |
| | $ 912,718 | $ 888,065 |

Patent and trademark costs are amortized over seven years. Costs incurred related to patents and trademarks are capitalized until filed and approved, at which time the amounts capitalized to date are amortized and any further costs, including maintenance costs, are expensed as incurred. Amortization expense is estimated to approximate $160,000 in each of the next five fiscal years.

## 7. INVESTMENTS IN JOINT VENTURES

The financial statements of the Company's foreign joint ventures are initially prepared using the accounting principles accepted in the respective joint ventures' countries of domicile. Amounts related to foreign joint ventures reported in the below tables and the accompanying financial statements have subsequently been adjusted to approximate U.S. GAAP in all material respects. All material profits recorded on sales from the Company to its joint ventures have been eliminated for financial reporting purposes.

Financial information from the audited and unaudited financial statements of the Company's joint venture in Germany, Excor Korrosionsschutz – Technologien und Produkte GmbH ("Germany"), the Company's joint venture holding company in the Association of Southeast Asian Nations, or ASEAN, region, NTI ASEAN, LLC ("ASEAN"), and all of the Company's other joint ventures, are summarized as follows:

| | August 31, 2010 | | | |
|---|---|---|---|---|
| | TOTAL | Germany | ASEAN | All Other |
| Current assets | $ 50,031,107 | $16,567,240 | $ 12,637,967 | $20,825,900 |
| Total assets | 55,918,090 | 18,967,090 | 12,901,522 | 24,049,478 |
| Current liabilities | 16,478,695 | 3,089,590 | 4,721,652 | 8,667,454 |
| Noncurrent liabilities | 4,454,280 | — | 868,902 | 3,585,378 |
| Joint ventures' equity | 34,985,115 | 15,877,500 | 7,310,968 | 11,796,646 |
| Northern Technologies International Corporation's share of joint ventures' equity in income of joint ventures | $16,055,943 | $ 7,938,751 | $ 2,467,412 | $5,649,780 |

| | August 31, 2009 | | | |
|---|---|---|---|---|
| | TOTAL | Germany | ASEAN | All Other |
| Current assets | $ 43,863,290 | $ 15,304,713 | $ 9,619,391 | $ 18,939,186 |
| Total assets | 50,224,882 | 18,291,291 | 9,752,084 | 22,181,507 |
| Current liabilities | 17,260,943 | 4,614,540 | 3,458,445 | 9,187,958 |
| Noncurrent liabilities | 2,325,943 | — | 97,433 | 2,228,510 |
| Joint ventures' equity | 30,637,996 | 13,676,751 | 6,196,206 | 10,765,039 |
| Northern Technologies International Corporation's share of joint ventures' equity in income of joint ventures | $ 14,064,122 | $ 6,838,375 | $ 2,013,725 | $ 5,212,022 |

| | Fiscal Year Ended August 31, 2010 | | | |
|---|---|---|---|---|
| | TOTAL | Germany | ASEAN | All Other |
| Net sales | $84,973,646 | $ 25,957,762 | $14,777,730 | $44,238,153 |
| Gross profit | 39,900,088 | 13,943,045 | 7,237,621 | 18,719,422 |
| Net income | 7,213,975 | 4,260,222 | 1,234,546 | 1,719,207 |
| Northern Technologies International Corporation's share of equity in income of joint ventures | $ 3,919,084 | $ 2,113,872 | $902,935 | $ 902,278 |

| | Fiscal Year Ended August 31, 2009 | | | |
|---|---|---|---|---|
| | TOTAL | Germany | ASEAN | All Other |
| Net sales | $61,895,133 | $20,068,084 | $9,171,825 | $32,655,224 |
| Gross profit | 28,700,894 | 9,799,583 | 4,585,127 | 14,316,184 |
| Net income (loss) | 535,563 | 536,128 | 920,212 | (920,777) |
| Northern Technologies International Corporation's share of equity in income (loss) of joint ventures | $367,238 | $248,047 | $608,968 | $ (489,777) |

The Company records expenses that are directly attributable to the joint ventures on the consolidated statements of operations on the line "Expenses incurred in support of joint ventures". The expenses include items such as employee compensation and benefit expenses, travel expense, consulting expense and legal expense.

During fiscal 2010 and fiscal 2009, the Company invested in joint ventures as follows:

During fiscal 2010 and 2009, the Company invested $30,101 and $29,000, respectively, in a new joint venture in Russia to specifically engage in the oil and gas industry. The Company has a 50% ownership interest in the new Russian joint venture.

During fiscal 2009, the Company invested $666,662 in its existing joint venture in India. The Company has a 50% ownership interest in the India joint venture. The total increased capitalization by each owner of the joint venture was $1,333,326.

## 8. DISSOLUTION OF REACT, INC. BUSINESS

Almost all historical sales by React-NTI included in the Company's consolidated statements of operations were derived from sales by React Inc., a 100% owned subsidiary of React-NTI, of proprietary ink additives to one customer. During fourth quarter of fiscal 2007, this customer notified React Inc. that no future orders would be placed after current orders were received. As a result, the Company anticipated no additional sales of proprietary ink additives. Concurrent with the decline of its ink additive sales, React-NTI continued to develop and pursue additional sales through a patented sintered metal mold release agent sold under the brand name SERAVAT™ and renewable resource-based personal care chemical additive under the brand name Farona™. In fiscal 2009, the Company implemented several cost control and cash preservation measures. These measures included elimination of further product and market development related to these products.

As a result of these changes, management determined that the fair value of the React-NTI reporting unit was less than the carrying value. As a result, a loss on impairment of goodwill and intangible assets of $554,000 was recorded for fiscal 2009 to appropriately reflect the fair value of the related assets. The fair value of the goodwill and intangible assets was determined through analysis of projected discount cash flows, which were expected to be minimal beyond fiscal 2009. This evaluation included the use of level 3 inputs under the fair value hierarchy. In addition, during fiscal 2009, the Company derecognized previously recorded trade payables of $320,000 as a result of negotiations between the Company and its vendor. This amount is recorded in general and administrative expenses in the Company's consolidated statements of operations. At August 31, 2010 and

2009, the remaining net book value of the assets and liabilities of React-NTI and its subsidiaries approximated $0.

## 9. CORPORATE DEBT

The Company has a demand line of credit of $2,300,000 with PNC Bank. Advances made under the demand line of credit are made at the sole discretion of the Bank and are due and payable on demand. Outstanding amounts under the demand line of credit bear interest at an annual rate based on LIBOR plus 2.25%. As of August 31, 2010, the interest rate was 2.51% and the weighted average rate was 2.50% for the fiscal year ended August 31, 2010. As of August 31, 2009, the interest rate was 6.51% and the weighted average rate was 4.56% for the fiscal year ended August 31, 2009. Interest is payable in arrears on the 15th day of each month and on demand. There was no outstanding balance under the demand line of credit as of August 31, 2010. No amounts were committed under the line of credit to cover letters of credit as of August 31, 2010. There was $1,077,000 outstanding under the demand line of credit and no amounts committed from the demand line of credit to cover letters of credit as of August 31, 2009.

In connection with the purchase of its corporate headquarters, in September 2006, the Company entered into a term loan with a principal amount of $1,275,000 that matures on May 1, 2011, bears interest at a fixed rate of 8.01% and is payable in 59 monthly payments equal to approximately $10,776 (inclusive of principal and interest). All of the remaining unpaid principal and accrued interest is due and payable on the maturity date. The term loan is secured by a first lien on the Company's Circle Pines facility pursuant to a Mortgage dated as of May 3, 2006 between Northern Technologies Holding Company LLC and PNC Bank and is guaranteed by the Company. Future required minimum payments on the term loan are: $1,145,075 in fiscal 2011.

Under the note governing the term loan, the Company is subject to a minimum debt service coverage ratio of 1.0:1.0. Under such covenant, the Company shall not, as of the last day of any fiscal year, suffer or permit the ratio of the aggregate of (a) its net income for that period, plus (b) its interest expense for that period, plus (c) its federal, state, and local income taxes, if any, for that period, plus (d) its depreciation and amortization charges for that period to the aggregate of (i) its interest expense for that period, plus (ii) its unfunded investments (net after trade-ins, if any) in fixed and capital assets and leasehold improvements during that period, plus (iii) all dividends/withdrawals (other than any made to one or more other members of its reporting group) paid by members of its reporting group during that period, plus (iv) an amount equal to the aggregate of all payments required to be made on all indebtedness for borrowed money, purchase money indebtedness and with respect to capitalized lease obligations by members of its reporting group during the period of 12 consecutive months next succeeding the fiscal year in question to be less than 1.0:1.0. At August 31, 2009 and 2010, the Company failed to meet this financial covenant. Although the Bank waived the covenant violation as of August 31, 2009, the Company has not sought and/or obtained a waiver of any subsequent covenant violations from the Bank. As a result, an event of default occurred under the note and the Bank has the right in its discretion, by giving written notice to the Company, to declare the amount outstanding under the note immediately due and payable in full. As a result, the Company classified all amounts outstanding with the Bank as current liabilities on its consolidated balance sheets.

## 10. STOCKHOLDERS' EQUITY

During fiscal 2010, the Company did not purchase or retire any shares of its common stock. The following stock options to purchase shares of common stock were exercised during fiscal 2010:

| Options Exercised | Exercise Price |
|---|---|
| 1,500 | $6.15 |
| 8,000 | $5.38 |
| 8,000 | $5.75 |

During fiscal 2010, the Company granted stock options under the Northern Technologies International Corporation 2007 Stock Incentive Plan to purchase an aggregate of 128,333 shares of its common stock to various employees and directors. The weighted average per share exercise price of the stock options is $7.94.

During fiscal 2010, the Company sold an aggregate of 5,225 shares of its common stock to various employees at a weighted average purchase price of $7.07 per share under the Northern Technologies International Corporation Employee Stock Purchase Plan, resulting in gross proceeds to the Company of $36,924.

During fiscal 2010, the Company completed a $3,552,000 registered direct offering in which it sold an aggregate of 480,000 shares of its common stock to institutional investors at a purchase price of $7.40 per share, resulting in net proceeds of $3,195,613, after deducting placement agent fees and expenses and the Company's offering expenses.

During fiscal 2009, the Company did not purchase or retire any shares of its common stock. The following stock options to purchase shares of common stock were exercised during fiscal 2009:

| Options Exercised | Exercise Price |
|---|---|
| 2,000 | $5.25 |

During fiscal 2009, the Company granted stock bonuses under the Northern Technologies International Corporation 2007 Stock Incentive Plan for an aggregate of 21,513 shares of its common stock to various employees. The fair value of the shares of the Company's common stock as of the date of grant of the stock bonuses was $226,961, based on the closing sale price of a share of the Company's common stock on the date of grant. The fair value of common stock granted in fiscal 2010 was based on fiscal 2009 performance and was included in accrued liabilities at August 31, 2008 (Note 16).

During fiscal 2009, the Company sold an aggregate of 3,627 shares of its common stock to various employees at a weighted average purchase price of $6.47 per share under the Northern Technologies International Corporation Employee Stock Purchase Plan, resulting in gross proceeds to the Company of $23,465.

## 11. STOCK-BASED COMPENSATION

The Company has several stock-based compensation plans under which stock options and other stock-based awards have been granted, including the Northern Technologies International Corporation 2007 Stock Incentive Plan (2007 Plan), the Northern Technologies International Corporation 2000 Stock Incentive Plan (2000 Plan) and the Northern Technologies International Corporation Employee Stock Purchase Plan (ESPP). The Compensation Committee of the Board of Directors and the Board of Directors administers all of these plans.

The 2007 Plan replaced the 2000 Plan, which was terminated with respect to future grants, but continues to govern grants outstanding under such plan. The 2007 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, stock unit awards, performance awards and stock bonuses to eligible recipients to enable the Company and its subsidiaries to attract and retain qualified individuals through opportunities for equity participation in the Company, and to reward those individuals who contribute to the achievement of the Company's economic objectives. Up to a total of 400,000 shares of the Company's common stock have been reserved for issuance under the 2007 Plan, subject to adjustment as provided in the 2007 Plan. Options granted under the 2007 Plan generally have a term of five years and become exercisable over a three- or four-year period beginning on the one-year anniversary of the date of grant. Options are granted at per share exercise prices equal to the market value of the Company's common stock on the date of grant. To date, only stock options and stock bonuses have been granted under the 2007 Plan.

The maximum number of shares of common stock of the Company available for issuance under the ESPP is 100,000 shares, subject to adjustment as provided in the ESPP. The ESPP provides for six-month offering periods beginning on September 1 and March 1 of each year. The purchase price of the shares is 90% of the lower of the fair market value of common stock at the beginning or end of the offering period. This discount may not exceed the maximum discount rate permitted for plans of this type under Section 423 of the Internal Revenue Code of 1986, as amended. The ESPP is compensatory for financial reporting purposes.

The fair value of option grants is determined at date of grant, using the Black-Scholes option pricing model with the assumptions listed below. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations and the risk free interest rate is based on U.S. treasury rates appropriate for the expected term. Dividend yield and expected volatility are estimated using historical amounts that are anticipated to be consistent with current values. Expected life of option is based on the life of the option agreements. Based on these valuations, the Company recognized compensation expense of $188,421 and $100,000 during fiscal 2010 and 2009, respectively, related to the options that vested during such time period. As of August 31, 2010, the total compensation cost for nonvested options not yet recognized in the Company's consolidated statements of operations was $252,950, net of estimated forfeitures which were $39,978 as of August 31, 2010. That cost is expected to be recognized over an expected weighted-average period of 2 years. Stock-based compensation expense of $146,088 and $106,862 are expected to be recognized during fiscal 2011 and fiscal 2012, respectively. Future option grants will impact the compensation expense recognized.

The Company currently estimates a ten percent forfeiture rate for stock options, but will continue to review this estimate in future periods.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions and results for the grants:

| | August 31, 2010 | August 31, 2009 |
|---|---|---|
| Dividend yield | 0.00% | 2.00% |
| Expected volatility | 48.3% | 46.7% |
| Expected life of option | 5 years | 5 years |
| Weighted average risk-free interest rate | 2.34% | 2.88% |

Stock option activity during the periods indicated is as follows:

| | Number of Shares (#) | Weighted Average Exercise Price | Aggregate Intrinsic Value |
|---|---|---|---|
| Outstanding at August 31, 2008 | 119,472 | $ 7.00 | |
| Options granted | 30,000 | 12.84 | |
| Options exercised | (2,000) | 5.25 | |

| | Number of Shares (#) | Weighted Average Exercise Price | | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Options terminated | (10,000) | | 5.35 | |
| Outstanding at August 31, 2009 | 137,472 | | 8.42 | |
| Options granted | 128,333 | | 7.94 | |
| Options exercised | (17,500) | | 5.62 | |
| Options terminated | (15,833) | | 8.70 | |
| Outstanding at August 31, 2010 | 232,472 | $ | 8.35 | $420,197 |
| Exercisable at August 31, 2010 | 84,311 | | 7.86 | $195,127 |
| Available for future grant at August 31, 2010 | 162,472 | | | |

The following table summarizes information about stock options outstanding and exercisable at August 31, 2010:

| Option Grant Date | Per Share Exercise Prices | Remaining Contractual Life (years) | Number of Options Outstanding (#) | Number of Options Exercisable (#) |
|---|---|---|---|---|
| 11/04/2005 | 5.38 | 0.2 | 40,000 | 40,000 |
| 09/01/2006 | 8.01 | 1.0 | 10,000 | 10,000 |
| 09/01/2007 | 9.75 | 2.0 | 9,334 | 6,665 |
| 11/16/2007 | 9.95 | 2.2 | 25,140 | 16,760 |
| 05/02/2008 | 7.75 | 2.7 | 1,332 | 888 |
| 09/01/2008 | 12.84 | 3.0 | 27,333 | 9998 |
| 09/01/2009 | 8.57 | 4.0 | 26,000 | 0 |
| 11/20/2009 | 7.65 | 4.2 | 91,000 | 0 |
| 02/01/2010 | 10.20 | 4.2 | 2,333 | 0 |
| | | | 234,472 | 84,311 |

The weighted average per share fair value of options granted during fiscal 2010 and fiscal 2009 was $7.14 and $4.78, respectively. The weighted average remaining contractual life of the options outstanding as of August 31, 2010 and 2009 was 2.91 years and 2.35 years, respectively.

## 12. GEOGRAPHIC AND SEGMENT INFORMATION

Net sales by geographic location as a percentage of total consolidated net sales were as follows:

| | Fiscal Year Ended August 31, | |
|---|---|---|
| | 2010 | 2009 |
| Inside the U.S.A. to unaffiliated customers .......... | 68.5% | 83.6% |
| Outside the U.S.A. to: | | |
| Joint ventures in which the Company is a shareholder directly and indirectly............ | 16.5% | 13.4% |
| Unaffiliated customers .............................. | 15.0% | 3.0% |
| | 100.0% | 100.0% |

Net sales by geographic location are based on the location of the customer.

Fees for services provided to joint ventures by geographic location as a percentage of total fees for services provided to joint ventures during fiscal 2010 and fiscal 2009 were as follows:

| | Fiscal 2010 | % of Total Fees for Services Provided to Joint Ventures in Fiscal 2010 | Fiscal 2009 | % of Total Fees for Services Provided to Joint Ventures in Fiscal 2009 |
|---|---|---|---|---|
| Germany | $1,000,037 | 21.3% | $1,119,195 | 33.1% |
| Japan | 963,208 | 20.5% | 696,243 | 20.6% |
| India | 548,779 | 11.7% | 98,548 | 2.9% |
| France | 528,717 | 11.3% | 343,864 | 10.2% |
| Finland | 401,607 | 8.6% | 454,452 | 13.5% |
| Sweden | 389,945 | 8.3% | 222,130 | 6.6% |
| United Kingdom | 276,812 | 5.9% | 82,597 | 2.4% |
| Other | 581,345 | 12.4% | 361,164 | 10.7% |
| | $ 4,690,450 | 100% | $ 3,378,193 | 100% |

The following table sets forth the Company's net sales for fiscal 2010 and fiscal 2009 by segment:

| | Fiscal 2010 | Fiscal 2009 | $ Change | % Change |
|---|---|---|---|---|
| ZERUST® net sales | $13,814,101 | $ 8,013,196 | $5,800,906 | 72.4% |
| Natur-Tec® net sales | 572,663 | 538,542 | 34,121 | 6.3% |
| React-NTI net sales | — | 23,570 | (23,570) | (100.0%) |
| | $14,386,764 | $ 8,575,308 | $5,811,456 | 67.8% |

The following table sets forth the Company's cost of goods sold for fiscal 2010 and fiscal 2009 by segment:

| | Fiscal 2010 | % of Product Sales* | Fiscal 2009 | % of Product Sales* |
|---|---|---|---|---|
| Direct cost of goods sold | | | | |
| ZERUST® | $7,718,824 | 55.9% | $ 4,311,647 | 53.8% |
| Natur-Tec™ | 788,589** | 137.7%** | 438,205 | 81.4% |
| React-NTI | — | — | 13,608 | 57.7% |
| Indirect cost of goods sold | 877,453 | — | 857,208 | — |
| | $9,384,866 | 65.2% | $ 5,620,668 | 65.5% |

* The percent of segment sales is calculated by dividing the direct cost of sales for each individual segment category by the net sales for each segment category.

** The direct cost of goods sold for Natur-Tec® includes $358,474 of inventory that was written down to the current market value. This inventory was purchased when the primary raw material that makes up many of the Natur-Tec® products was higher than current replacement prices and market value.

The Company's management utilizes product net sales and direct and indirect cost of goods sold for each product in reviewing the financial performance of a product type. Further allocation of Company expenses or assets, aside from amounts presented in the tables above, is not utilized in evaluating product performance, nor does such allocation occur for internal financial reporting.

Sales to the Company's joint ventures are included in the foregoing geographic and segment information, however, sales by the Company's joint ventures (other than Zerust Brazil) to other parties are not included. The foregoing geographic and segment information represents only sales and cost of goods sold recognized directly by the Company.

The geographical distribution of long-lived assets are set forth as follows:

| | Fiscal Year Ended August 31, | |
|---|---|---|
| | 2010 | 2009 |
| United States | $3,399,567 | $3,542,169 |
| Brazil | 52,963 | --- |
| Consolidated | $3,452,530 | $3,542,169 |

Long-lived assets consist primarily of property and equipment. These assets are periodically reviewed to assure the net realizable value from the estimated future production based on forecasted sales exceeds the carrying value of the assets.

## 13. RETIREMENT PLAN

The Company has a 401(k) employee savings plan. Employees who meet certain age and service requirements may elect to contribute up to 15% of their salaries. The Company typically contributes the lesser of 50% of the participant's contributions or 3.5% of the employee's salary. In January 2009, as part of its cost reduction efforts, the Company suspended its match of participant contributions. In January 2010, the Company resumed its match of participant contributions. The Company recognized expense for the savings plan of $67,743 and $60,593 for fiscal 2010 and fiscal 2009, respectively.

## 14. RELATED PARTY TRANSACTIONS

The Company was a party to a consulting agreement with Emeritushnic Facilities Company, Inc. (EFC), an entity owned by the Company's former Chairman of the Board and Chief Executive Officer, Philip M. Lynch, and certain of his family members, excluding G. Patrick Lynch, the Company's current President and Chief Executive Officer, pursuant to which EFC performed certain consulting services for the Company, including maintaining communications and relations between the Company and its joint venture partners. This agreement terminated by its terms within 90 days of Mr. Philip M. Lynch's death which occurred on September 29, 2008. In consideration for such services, the Company paid EFC a monthly fee of $25,000 and reimbursed EFC up to a maximum of $180,000 per year for documented, out-of-pocket expenses reasonably incurred by EFC in the course of conducting business on our behalf. The Company paid EFC consulting fees totaling $0 and $100,000 in fiscal 2010 and fiscal 2009, respectively, and reimbursed EFC for out-of-pocket expenses reasonably incurred in the course of providing such services in an aggregate amount of $0 and $74,086 during fiscal 2010 and fiscal 2009, respectively. The consulting agreement also contained other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

During fiscal 2010 and fiscal 2009, the Company made consulting payments totaling $100,000 per year, to Bioplastic Polymers LLC, an entity owned by Ramani Narayan, Ph.D., a director of the Company, and paid royalties of $2,668 and $2,510, respectively, based on net sales of the Company's bioplastics products. The royalty fees were paid pursuant to an oral agreement under which the Company has agreed to pay Bioplastic Polymers LLC and Dr. Narayan in consideration of the transfer and assignment by Biopolymer Plastics LLC and Dr. Narayan of certain biodegradable polymer technology to the Company, an aggregate of three percent of the gross margin on any net sales of products incorporating the biodegradable polymer technology transferred to the Company by Bioplastic Polymers LLC and Dr. Narayan for a period of 10 years, provided that if a patent for or with respect to biodegradable polymer technology is issued before the expiration of such 10 year period, then the Company will until the expiration of such patent pay to Bioplastic Polymers LLC and Dr. Narayan an aggregate three percent of the biodegradable polymer technology gross margin attributable to such patent.

In May 2009, the Company entered into an agreement with DAK Engineering, LLC, an entity owned by the Company's former Chief Technical Officer and former director of the Company, Donald A. Kubik, Ph.D., pursuant to which the Company has engaged DAK Engineering, LLC to perform certain services to the Company, specifically services in the area of chemistry, technology development, supplier technical issues, production issues, product performance characterization, and other forms of commercializing intellectual property rights. In consideration for such services, the Company has agreed to pay DAK Engineering, LLC a monthly fee of $7,250. During fiscal 2010 and fiscal 2009, the Company paid DAK Engineering, LLC an aggregate of $87,000 and $21,750, respectively, in consulting fees. The agreement may be terminated by either party for any reason with 30 days prior notice before the quarter end by providing written notice to the other party and may be terminated upon the occurrence of other certain events, as set forth in the agreement. The agreement also contains other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

In May 2009, the Company entered into a technology transfer and consulting agreement with Sunggyu Lee, Ph.D., a director of the Company, pursuant to which the Company paid Dr. Lee $30,000 payable in six $5,000 monthly installments in exchange for an 18-month option to purchase certain technology developed by Dr. Lee. If the Company decides to exercise the option, Dr. Lee has agreed to transfer to the Company the technology and to provide the Company consulting services related to the further development and commercialization of the technology in exchange for an additional $120,000 payable in eight $15,000 monthly installments. If the Company commercializes any products or services that incorporate the transferred technology or any other new related inventions developed by Dr. Lee during the term of the agreement and transferred to the Company under the agreement, the Company has agreed to pay Dr. Lee a royalty of three percent of any earnings before interest and taxes to the Company generated from the commercial exploitation by the Company of any products or services that incorporate the technology and/or inventions. Such royalties will be required to be paid until the earlier of the last to expire of any applicable patents covering such technology or inventions, the invalidity of such patents, or if there are no issued patents covering such technology and inventions, 10 years from the first date of commercial sale or license. The agreement may be terminated by the Company if, at any stage, the Company determines in its sole discretion not to proceed with the project. All amounts paid under this agreement have been expensed in the period in which they were incurred.

The Company pays rent for its Beachwood office and lab location to a related party.

## 15. INCOME TAXES

The provision for income taxes for the fiscal years ended August 31 consists of the following:

| | Fiscal Year Ended August 31, | |
|---|---|---|
| | **2010** | **2009** |
| Current: | | |
| Federal | $ 38,000 | $ 28,000 |
| State | 7,000 | 14,000 |
| Foreign | 24,000 | 191,000 |
| | 69,000 | 233,000 |
| Deferred: | | |
| Federal | (375,000) | (503,000) |
| State | (24,000) | (32,000) |
| | (399,000) | (535,000) |

| | Fiscal Year Ended August 31, | | |
|---|---|---|---|
| | 2010 | | 2009 |
| $ | (230,000) | $ | (302,000) |

Reconciliations of the expected federal income tax at the statutory rate with the provisions for income taxes for the fiscal years ended August 31 are as follows:

| | Fiscal Year Ended August 31, | |
|---|---|---|
| | 2010 | 2009 |
| Tax computed at statutory rates | $ 805,000 | $ (1,276,000) |
| State income tax, net of federal benefit | 26,000 | (42,000) |
| Tax effect on equity in income (loss) of international joint ventures | (1,191,000) | 28,000 |
| Tax effect on dividends received from joint ventures | 166,000 | 755,000 |
| Foreign tax expense | 74,000 | 191,000 |
| Research and development credit | (151,000) | (348,000) |
| Valuation allowance | 50,000 | 70,000 |
| Other | (9,000) | 320,000 |
| | $ (230,000) | $ (302,000) |

The Company has not recognized a deferred tax liability relating to cumulative undistributed earnings of its joint ventures that are essentially permanent in duration of $5,221,489 and $4,604,061 at August 31, 2010 and 2009, respectively. If some or all of the undistributed earnings of the joint ventures are remitted to the Company in the future, income taxes, if any, after the application of foreign tax credits will be provided at that time.

At August 31, 2010, the Company had foreign tax credit carryforwards of approximately $3,014,000 which begin to expire in fiscal 2011. The Company established a valuation allowance of $3,014,000 with respect to the foreign tax credit carryforwards. In addition, the Company had Minnesota state research and development credit carryforwards of $267,000 which begin to expire in fiscal 2019. The Company established a valuation allowance of $267,000 with respect to Minnesota state research and development credit carryforwards.

The Company records a tax valuation allowance to reduce deferred tax assets to the amount expected to be realized when it is more likely than not that some portion or all of its deferred tax assets will not be realized. The Company determined based on all available evidence, including historical data and projections of future results, that it is more likely than not that all of its deferred tax assets, except for its foreign tax credit carryforward and Minnesota state research and development credit carryforwards, will be fully realized. The Company determined that its deferred tax asset related to foreign tax credit carryforwards will not be realized due to insufficient federal taxable income within the carryforward period and the fact that for ordering purposes the foreign tax credit carryforwards are not allowed to be used until after any current year foreign tax credits are utilized. In addition, based on historical data and future projections, the Company determined that it is more likely than not that its deferred tax asset related to Minnesota state research and development credit carryforwards will not be realized due to insufficient Minnesota apportioned taxable income within the carryforward period.

The tax effect of the temporary differences and tax carry forwards comprising the net deferred taxes shown on the consolidated balance sheets at August 31 are as follows:

| | August 31, | |
|---|---|---|
| | 2010 | 2009 |
| Current: | | |
| Accrued bonus | $ 289,100 | $ — |
| Allowance for doubtful accounts | 7,200 | 10,800 |
| Inventory costs | 26,900 | 10,400 |
| Prepaid expenses and other | (23,500) | 61,100 |
| Accrued expenses | 44,800 | 32,500 |
| Deferred joint venture expenses | 104,100 | 104,100 |
| Total current | $ 448,600 | $ 218,900 |
| | | |
| Noncurrent: | | |
| Excess of book over tax depreciation | $ (164,800) | $ (193,300) |
| Goodwill | 58,900 | — |
| Asset valuation reserves | 286,900 | 309,000 |
| Nonqualified stock options | 83,100 | — |
| Foreign tax credits | 3,013,500 | 3,013,500 |
| Net operating loss carry forward | 557,200 | 632,800 |
| Research and development credit | 950,900 | 747,100 |
| | 4,785,700 | 4,509,100 |
| Valuation allowance | (3,280,400) | (3,172,400) |
| Total noncurrent | $ 1,505,300 | $ 1,336,700 |

The Company has net operating loss carryforwards for Federal tax purposes of approximately $1,542,000 that begin to expire in 2029.

Effective September 1, 2007, the Company adopted the provisions of the Financial Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes," (codified primarily in FASB ASC Topic 740, *Income Taxes*) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes" (codified primarily in FASB ASC Topic 740, *Income Taxes*). FIN 48 provides that a tax benefit from an uncertain tax position may not be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FINS 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have a material impact on the Company's financial condition, results of operations or cash flows.

As of August 31, 2010 and 2009, the Company had $105,000 and $100,000 of unrecognized tax benefits, respectively. The entire amount of unrecognized tax benefits would affect the effective tax rate. It is expected that the amount of unrecognized tax benefits will not change in the next 12 months.

The following table provides a reconciliation of the beginning and ending amount of unrecognized tax benefits in fiscal 2010:

| | |
|---|---|
| Balance at August 31, 2008 | $ 88,000 |

| | |
|---|---|
| Gross Increases Related to Prior Period Tax Positions | 100,000 |
| Gross Decreases Related to Prior Period Tax Positions | (88,000) |
| Balance at August 31, 2009 | 100,000 |
| Gross Increases Related to Prior Period Tax Positions | 5,000 |
| Gross Decreases Related to Prior Period Tax Positions | — |
| Balance at August 31, 2010 | $105,000 |

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the Company's income tax provision. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet. The liability for the payment of interest and penalties is $0 at both August 31, 2010 and August 31, 2009.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. With few exceptions, as of August 31, 2009, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years prior to August 31, 2007.

## 16. COMMITMENTS AND CONTINGENCIES

On November 20, 2009, the Company's Board of Directors, upon recommendation of the Compensation Committee, approved the material terms of an annual bonus plan for the Company's executive officers and certain employees for the fiscal year ending August 31, 2010, the purpose of which is to align the interests of the Company, its executive officers and stockholders by providing an incentive for the achievement of key corporate and individual performance measures that are critical to the success of the Company and linking a significant portion of each executive officer's annual compensation to the achievement of such measures. The following is a brief summary of the material terms approved by the Board:

- The total amount available under the bonus plan will be up to 25% of the Company's earnings before interest, taxes and other income (EBITOI);

- The total amount available under the cash bonus plan will be $0 if EBITOI, as adjusted to take into account amounts to be paid under the bonus plan, fall below 70% of target EBITOI; and

- The payment of bonuses under the plan will be purely discretionary and will be paid to executive officer participants in both cash and stock, the exact amount and percentages of which will be determined by the Company's Board of Directors, upon recommendation of the Compensation Committee.

There was $756,000 accrued for bonuses under this plan as of August 31, 2010. No bonuses were accrued for bonuses as of August 31, 2009.

On August 27, 2010, the Company's Board of Directors, upon recommendation of the Compensation Committee, approved the material terms of an annual bonus plan for the Company's executive officers and certain employees for the fiscal year ending August 31, 2011. The material terms are identical to the bonus plan for the fiscal year ended August 31, 2010, as described above.

In fiscal 1999, a subsidiary of the Company, NTI Facilities, Inc., acquired a one-third ownership of Omni-Northern Ltd., which owns and operates a rental property located at 23205 Mercantile Road, Beachwood, Ohio. The property had an approximate value of $2,205,000, based upon the cash-to-mortgage acquisition price of the property paid in fiscal 2000. The Company has guaranteed up to $329,082 of Omni-Northern Ltd.'s $1,903,571.

mortgage obligation with PNC Bank, Cleveland, Ohio. The building is fully leased at present. Total rent expense for the year ended August 31, 2010 and 2009 was $215,400 and $244,872, respectively. Remaining rentals payable under such leases are as follows: fiscal 2011 - $238,500; fiscal 2012 - $238,500; fiscal 2013 - $238,500; fiscal 2014 - $59,500 and thereafter - $0.

One customer accounted for 10.6% and 18.8% of the Company's trade receivables, excluding joint ventures at August 31, 2009 and 2009, respectively. One joint venture accounted for 36.4% and 26.9% of the Company's trade joint venture receivables at August 31, 2009 and 2009, respectively.

From time to time, the Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that any judgment or settlement resulting from any currently pending or threatened actions would not have a material adverse effect on the Company's financial position or consolidated results of operations.

## 17. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information for the fiscal years ended August 31, 2010 and 2009 consist of:

| | Fiscal Year Ended August 31, | |
|---|---|---|
| | 2010 | 2009 |
| Cash paid during the year for income tax | $ — | $ — |
| Cash paid during the year for interest | 98,963 | 132,411 |
| Common stock issued in lieu of accrued payroll (0 and 21,513 shares, respectively) | — | 226,961 |
| Decrease in the Company's investment in joint ventures and accumulated other comprehensive income due to changes in exchange rates | $(1,005,305) | $ (425,238) |

## 18. QUARTERLY INFORMATION (UNAUDITED)

| | Fiscal Quarter Ended | | | |
|---|---|---|---|---|
| | November 30 | February 28 | May 31 | August 31* |
| Fiscal year 2010: | | | | |
| Net sales | $ 2,711,402 | $ 2,876,478 | $3,237,198 | 5,561,686 |
| Gross profit | 953,906 | 1,035,831 | 1,064,296 | 1,947,865 |
| Income before income taxes | 420,705 | 252,641 | 841,968 | 862,613 |
| Income taxes | (15,000) | (94,000) | (110,000) | (11,000) |
| Net income | 435,705 | 346,641 | 951,968 | 873,613 |
| Net income per share: | | | | |
| Basic | $ 0.11 | $ 0.08 | $ 0.22 | $ 0.20 |
| Diluted | $ 0.11 | $ 0.08 | $ 0.22 | $ 0.20 |
| Weighted average common shares assumed outstanding: | | | | |
| Basic | 4,149,096 | 4,194,887 | 4,213,465 | 4,223,605 |
| Diluted | 4,163,441 | 4,225,907 | 4,242,735 | 4,231,589 |

| | Fiscal Quarter Ended | | | |
|---|---|---|---|---|
| | November 30 | February 29 | May 31 | August 31 |
| Fiscal year 2009: | | | | |

| | Fiscal Quarter Ended | | | |
|---|---|---|---|---|
| | November 30 | February 29 | May 31 | August 31 |
| Net sales | $ 3,270,944 | $ 1,734,170 | $ 1,673,634 | $ 1,896,560 |
| Gross profit | 977,977 | 578,734 | 677,962 | 719,967 |
| Income (loss) before income taxes | 45,885 | (1,967,691) | (594,679) | (1,130,491) |
| Income taxes | 33,000 | (454,000) | 44,000 | 75,000 |
| Net income (loss) | 12,885 | (1,513,691) | (638,679) | (1,205,491) |
| Net income (loss) per share: | | | | |
| Basic | $ 0.00 | $ (0.41) | $ (0.17) | $ (0.32) |
| Diluted | $ 0.00 | $ (0.41) | $ (0.17) | $ (0.31) |
| Weighted average common shares assumed outstanding: | | | | |
| Basic | 3,735,433 | 3,750,970 | 3,754,596 | 3,749,012 |
| Diluted | 3,770,572 | 3,750,970 | 3,754,596 | 3,749,012 |

* During the fourth quarter of fiscal 2010, the Company decided to consolidate the financial results of Zerust Brazil for the fiscal year ended August 31, 2010 (see Note 2). As a result, all revenues and expenses of Zerust Brazil for the fiscal year ended August 31,2010 are included in the fourth quarter.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

## Item 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

NTIC maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to provide reasonable assurance that information required to be disclosed by NTIC in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to NTIC's management, including NTIC's principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. NTIC's management evaluated, with the participation of its Chief Executive Officer and its Chief Financial Officer, the effectiveness of the design and operation of NTIC's disclosure controls and procedures as of the end of the period covered in this report. Based on that evaluation, NTIC's Chief Executive Officer and Chief Financial Officer concluded that NTIC's disclosure controls and procedures were effective as of the end of such period to provide reasonable assurance that information required to be disclosed in the reports that NTIC files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to NTIC's management, including NTIC's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

### Management's Report on Internal Control over Financial Reporting

NTIC's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of NTIC's Chief Executive Officer and Chief Financial Officer, NTIC's management conducted an evaluation of the effectiveness of NTIC's internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, NTIC's management concluded that NTIC's internal control over financial reporting was effective as of August 31, 2010.

This report does not include an attestation report of NTIC's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by NTIC's independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit NTIC to provide only management's report in this report.

### Changes in Internal Control over Financial Reporting

There was no change in NTIC's internal control over financial reporting that occurred during the quarter ended August 31, 2010 that has materially affected, or is reasonably likely to materially affect NTIC's internal control over financial reporting.

## Item 9B. OTHER INFORMATION

Not applicable.

# PART III

## Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

### Directors

The information in the "Proposal One – Election of Directors" section of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

### Executive Officers

Information concerning NTIC's executive officers and officers is included in this annual report on Form 10-K under Item 4A of Part I under the heading "Executive Officers of the Registrant."

### Section 16(a) Beneficial Ownership Reporting Compliance

The information in the "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance" section of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

### Code of Ethics

NTIC has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as other employees and NTIC's directors and meets the requirements of the SEC and the NASDAQ Global Market. A copy of NTIC's Code of Ethics is filed as an exhibit to this report. NTIC intends to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding amendments to or waivers from any provision of its code of ethics by posting such information on its corporate website at www.ntic.com.

### Changes to Nomination Procedures

During the fourth quarter of fiscal year ended August 31, 2010, NTIC made no material changes to the procedures by which stockholders may recommend nominees to NTIC's Board of Directors, as described in NTIC's most recent proxy statement.

### Audit Committee Matters

The information in the "Corporate Governance—Audit Committee" section of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

## Item 11. EXECUTIVE COMPENSATION

The information in the "Director Compensation" and "Executive Compensation" sections of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

### Stock Ownership

The information in the "Security Ownership of Principal Stockholders and Management" section of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

### Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes outstanding options under NTIC's equity compensation plans as of August 31, 2010. NTIC's equity compensation plans as of August 31, 2010 were the Northern Technologies International Corporation 2007 Stock Incentive Plan, the Northern Technologies International Corporation 2000 Stock Incentive Plan and the Northern Technologies International Corporation Employee Stock Purchase Plan. No future options or other incentive awards will be granted under the Northern Technologies International Corporation 2000 Stock Incentive Plan.

Except for automatic annual grants of options to purchase 4,000 shares of NTIC common stock to NTIC's directors in consideration for their services as directors of NTIC and an automatic annual grant of an option to purchase 2,000 shares of NTIC common stock to NTIC's Chairman of the Board in consideration for his services as Chairman on the first day of each fiscal year, options granted in the future under the Northern Technologies International Corporation 2007 Stock Incentive Plan are within the discretion of the Board of Directors and the Compensation Committee of the Board of Directors and therefore cannot be ascertained at this time.

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders: | 232,472 (1)(2) | $8.35 | 242,725 (3) |
| Equity compensation plans not approved by security holders | — | — | — |
| **Total** | 232,472 (1)(2) | $8.35 | 242,725 (3) |

(1) Amount includes shares of NTIC common stock issuable upon the exercise of stock options outstanding as of August 31, 2010 under the Northern Technologies International Corporation 2007 Stock Incentive Plan and the Northern Technologies International Corporation 2000 Stock Incentive Plan.

(2) Excludes employee stock purchase rights accruing under the Northern Technologies International Corporation Employee Stock Purchase Plan. Under such plan, each eligible employee may purchase up to 2,000 shares of NTIC common stock at semi-annual intervals on February 28th or 29th (as the case may be) and August 31st each year at a purchase price per share equal to 90% of the lower of (i) the closing sales price per share of NTIC common stock on the first day of the offering period or (ii) the closing sales price per share of NTIC common stock on the last day of the offering period.

(3) Amount includes 162,420 shares remaining available at August 31, 2010 for future issuance under Northern Technologies International Corporation 2007 Stock Incentive Plan and 80,305 shares remaining available at

August 31, 2010 for future issuance under the Northern Technologies International Corporation Employee Stock Purchase Plan.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the "Related Party Relationships and Transactions" and "Corporate Governance—Director Independence" sections of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

## Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in the "Proposal Three—Ratification of Selection of Independent Registered Public Accounting Firm—Audit, Audit-Related, Tax and Other Fees" and "Proposal Three—Ratification of Selection of Independent Registered Public Accounting Firm—Audit Committee Pre-Approval Policies and Procedures" sections of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

## PART IV

### Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

NTIC's consolidated financial statements are included in Item 8 of Part III of this report.

The exhibits to this report are listed in the Exhibit Index to this report. A copy of any exhibits listed or referred to herein will be furnished at a reasonable cost to any person who is a stockholder upon receipt from any such person of a written request for any such exhibit. Such request should be sent to: Mr. Matthew Wolsfeld, Corporate Secretary, Northern Technologies International Corporation, 4201 Woodland Road, P.O. Box 69, Circle Pines, Minnesota 55014 Attn: Stockholder Information.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report on Form 10-K:

A. Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

B. Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

C. Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

D. Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

E. Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

F. Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

G. Form of Restricted Stock Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

H. Northern Technologies International Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

I. Form of Indemnification Agreement between Northern Technologies International Corporation and its Directors and Officers (incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the SEC on November 24, 2009).

J. Agreement dated as of May 5, 2009 between Northern Technologies International Corporation and DAK Engineering, LLC (incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 7, 2009).

K. Agreement dated as of May 25, 2009 between Northern Technologies International Corporation and Sunggyu Lee, Ph.D. (incorporated by reference to Exhibit 10.2 to NTIC's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009).

L. Description of Non-Employee Director Compensation Arrangements (filed herewith).

M. Description of Executive Officer Compensation Arrangements (filed herewith).

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION**

November 23, 2010

By: /s/ G. Patrick Lynch
G. Patrick Lynch
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant on the dates and in the capacities indicated.

| Name | Title | Date |
|---|---|---|
| /s/ G. Patrick Lynch<br>G. Patrick Lynch | President and Chief Executive Officer and Director<br>(principal executive officer) | November 23, 2010 |
| /s/ Matthew C. Wolsfeld, CPA<br>Matthew C. Wolsfeld, CPA | Chief Financial Officer and Corporate Secretary<br>(principal financial and accounting officer) | November 23, 2010 |
| /s/ Pierre Chenu<br>Pierre Chenu | Chairman of the Board | November 19, 2010 |
| /s/ Tilman B. Frank, M.D.<br>Tilman B. Frank, M.D. | Director | November 19, 2010 |
| /s/ Soo Keong Koh<br>Soo Keong Koh | Director | November 19, 2010 |
| /s/ Sunggyu Lee, Ph.D.<br>Sunggyu Lee, Ph.D. | Director | November 19, 2010 |
| /s/ Ramani Narayan, Ph.D.<br>Ramani Narayan, Ph.D. | Director | November 19, 2010 |
| /s/ Richard J. Nigon<br>Richard J. Nigon | Director | November 19, 2010 |
| /s/ Mark J. Stone<br>Mark J. Stone | Director | November 19, 2010 |

## Board of Directors

Mr. Pierre Chenu
Chairman of the Board

Dr. Tilman B. Frank
CEO, Capitalent GmbH

Mr. Soo-Keong Koh
President & CEO, Ecosave Pte Ltd

Dr. Sunggyu Lee
Professor of Chemical &
Biomolecular Engineering, Ohio University

Mr. G. Patrick Lynch
President & CEO, NTIC

Prof. Ramani Narayan
Professor of Chemical Engineering &
Materials Science,
Michigan State University

Mr. Richard J. Nigon
Senior Vice President of
Cedar Point Capital, Inc.

Mr. Mark J. Stone
President, Petrus International, Inc.

## Executive Officers

Mr. G. Patrick Lynch
President & CEO

Mr. Matthew C. Wolsfeld
Chief Financial Officer, Treasurer and
Corporate Secretary

## Independent Registered Public Accounting Firm

Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota

## Transfer Agent and Registrar

For a response to questions regarding misplaced stock certificates, changes of address or the consolidation of accounts, please contact NTIC's transfer agent:

Wells Fargo Shareowner Services
MAC N9100-030
161 North Concord Exchange
St. Paul, Minnesota 55075-1139
(800) 468-9716



## Investor Relations

Northern Technologies International Corporation welcomes inquiries from its stockholders and other interested investors. For further information on NTIC'S activities or additional copies of this report, please contact:

Northern Technologies International Corporation
Investor Relations
4201 Woodland Road, P.O. Box 69
Circle Pines, Minnesota 55014
(763) 225-6600
www.ntic.com

## Stock Listing

NTIC's common stock is traded on the NASDAQ Global Market under the symbol NTIC.

## Annual Meeting

The annual meeting of stockholders will be held at 4:00 p.m. on Thursday, January 20, 2011 at NTIC's corporate headquarters:

Northern Technologies International Corp.
4201 Woodland Road
Circle Pines, MN 55014 USA


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